As filed with the Securities and Exchange Commission on July 19, 2006.
Registration No. 333-134929

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Access National Corporation
(Exact name of registrant as specified in its charter)

Virginia	6035	82-0545425
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191
(703) 871-2100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael W. Clarke
President and Chief Executive Officer
Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191
(703) 871-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jacob A. Lutz III, Esq. Troutman Sanders LLP 1001 Haxall Point P.O. Box 1122 Richmond, Virginia 23218-1122 (804) 697-1200	Jonathan H. Talcott, Esq. Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW, Suite 900 Washington, DC 20001 (202) 712-2800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 19, 2006

PRELIMINARY PROSPECTUS

2,135,000 Shares

Common Stock

We are offering 2,000,000 shares of our common stock, par value $0.835 per share, and two of our shareholders identified under the heading “Selling Shareholders” are offering 135,000 shares of our common stock. The public offering price is $      per share. We will not receive any proceeds from the sale of the shares by the selling shareholders.

Our common stock is currently quoted and traded on the Nasdaq Global Market under the symbol “ANCX.” The last reported sales price of our common stock on the Nasdaq Global Market on July 17, 2006 was $9.70 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 to read about factors you should consider before you make your investment decision.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling shareholders, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory agency has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of our bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Deposit Insurance Fund or any other governmental agency.

We and the selling shareholders have granted the underwriters options to purchase up to an additional 320,250 shares of common stock to cover over-allotments, if any. The underwriters can exercise these options at any time within 30 days after the offering.

The underwriters expect to deliver the shares to purchasers on or about          , 2006.

Keefe, Bruyette & Woods
Scott & Stringfellow, Inc.

The date of this prospectus is          , 2006.

ABOUT THIS PROSPECTUS

In making your investment decision, you should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with any other or different information. If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it. We believe the information in this prospectus is materially complete and correct as of the date on the front cover. However, we cannot guarantee that the information will remain correct after that date. For that reason, you should assume that the information in this prospectus is accurate only as of the date on the front cover and that it may not still be accurate on a later date. This document may only be used where it is legal to sell these securities. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of our shares of common stock.

Neither we, the underwriters, nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

i

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the Washington, D.C. metropolitan market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

ii

PROSPECTUS SUMMARY

This summary highlights specific information contained elsewhere in this prospectus. However, this summary is not complete and does not contain all of the information you should consider before investing in our common stock, and it is qualified in its entirety by the more detailed information included in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections.

Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their options to purchase additional common stock to cover over-allotments. For more information regarding the over-allotment options, see “Underwriting.”

In this prospectus, the terms “you,” “your” and similar terms refer to the prospective investor reading it. The terms “we,” “us,” “our,” “Access” and “corporation” refer to Access National Corporation and its subsidiaries on a consolidated basis (unless the context indicates another meaning). The term “bank” refers to our principal operating subsidiary, Access National Bank (unless the context indicates another meaning), and the term “mortgage company” refers to the bank’s mortgage banking subsidiary, Access National Mortgage Corporation (unless the context indicates another meaning).

Our Company

We are a bank holding company headquartered in Reston, Virginia (17 miles west of Washington, D.C. in the Dulles area high technology corridor). Our operations are primarily conducted through our wholly-owned subsidiary, Access National Bank, a nationally chartered commercial bank. Access National Bank conducts business through three full service offices in Fairfax County, Virginia. Access National Mortgage Corporation, a wholly-owned subsidiary of Access National Bank, operates 14 mortgage offices throughout Virginia, Maryland, Florida, Tennessee, and Colorado.

Through our bank, we offer a broad range of commercial credit, deposit, mortgage, cash management and private banking services. Our target clients are small- to medium-sized businesses, the individuals associated with these businesses, and professionals in the Washington, D.C. metropolitan area (Virginia, Maryland and D.C.). Many of our clients’ net worths are directly tied to their businesses. Accordingly, we integrate private banking services to meet both the business and personal banking needs of our clients. We actively pursue business relationships by utilizing the contacts of our board of directors, senior management, and lending officers, and by capitalizing on our knowledge of and involvement in the local marketplace. We utilize technology and alternative delivery channels to provide our clients with the latest products and services, enabling them to choose the most convenient way for them to bank with us. We believe meeting the business and personal banking needs of our clients allows us to compete effectively within our markets and provides us with a competitive advantage.

Our bank commenced operations on December 1, 1999 and, to better accommodate our growth, we reorganized into a bank holding company on April 17, 2002. Substantially all of our executive management team has been in place since the bank began operations in 1999. We became profitable approximately nine months after we commenced operations. We have expanded our operations through a combination of internal growth, de novo branch expansion, and the acquisition of three mortgage bank operations. Specifically, we have:

•	increased our total consolidated assets from $132.1 million as of December 31, 2001 to $592.5 million as of March 31, 2006;

•	increased our total consolidated net loans held for investment from $67.5 million as of December 31, 2001 to $378.3 million as of March 31, 2006;

•	increased our total consolidated deposits from $104.9 million as of December 31, 2001 to $423.1 million as of March 31, 2006;

•	increased our diluted earnings per share from $0.14 for the year ended December 31, 2001 to $0.63 for the year ended December 31, 2005; and

•	achieved a return on average equity of 20.0% for the quarter ended March 31, 2006, and 20.6% for the year ended December 31, 2005.

We have been able to realize this significant growth and profitability without compromising our asset quality. Since our inception through March 31, 2006, the cumulative net amount of loans charged off has been approximately $19,000. Our ratio of net charge-offs to average loans was 0.00% for the three months ended March 31, 2006 and the year ended December 31, 2005. Our ratio of non-performing assets to total assets was 0.20% and 0.24% as of March 31, 2006 and December 31, 2005, respectively.

At March 31, 2006, we had total consolidated assets of $592.5 million, total consolidated net loans held for investment of $378.3 million, total consolidated deposits of $423.1 million, and total consolidated shareholders’ equity of $33.0 million.

Our Market Areas and Growth Strategy

Our vision is to be the CFO’s best friend by providing a suite of financial services to small- to medium-sized businesses in our marketplace. We strive to become the CFO’s trusted advisor by providing capital, service, private banking (including mortgage banking), cash management, risk management, access to financial information and employee benefits. The more deeply we integrate our clients with our business and private banking services, the more secure and profitable our client relationships become. Over time, as opportunities, capital and resident talent allow, we will seek to expand into related lines of business to better serve our clients and further diversify our revenues.

Our bank currently conducts business through three full service offices in Fairfax County, Virginia (Reston, Chantilly, and Vienna). With a 2005 estimated population of slightly over one million people, the population of Fairfax County exceeds that of seven states. Beyond specifically Fairfax County, Virginia, we target clients in the entire Washington, D.C. metropolitan area (2005 population estimated at 5.3 million people) with a focus on the contiguous counties of Fairfax, Arlington, and Loudoun counties in Virginia and Montgomery County in Maryland.

The strength of the economy in our markets is driven in large part by our proximity to Washington, D.C. and the influence of the federal government. The unemployment rate in Fairfax County in 2005 was 2.5%, compared to 3.3% for Virginia and 4.9% nationwide. The Route 267 corridor has become an international hub for defense, technology and consulting firms. Fairfax County businesses received $12.8 billion in federal procurement contracts in 2004 alone. Deposits in Fairfax County have grown from $19.7 billion in 2001 to $39.5 billion in 2005, a compound annual growth rate of 19.1%.

The workforce in Fairfax County is not only large, but is also exceptionally qualified. Of men and women age 25 and older, 27.4% hold a graduate/professional degree, compared to 9.9% nationwide. With a median household income in excess of $100,000, Fairfax County is one of the most affluent counties in America. The robust economic conditions continue to attract waves of professionals into the region, with a 2005 — 2010 projected population growth of 10.8% for the Washington-Arlington-Alexandria metropolitan statistical area versus 6.3% nationwide.

We are a commercially focused bank that emphasizes personalized service, responsiveness and flexibility. We target small- to medium-sized businesses with revenues up to $40 million. Our clients prefer “high touch” client service, local decision making with quick turnaround times and the selective use of technology. We provide personalized client service utilizing the latest technology and delivery channels available. Due to the recent consolidation of financial institutions in our market, we believe there is a significant opportunity for a local bank to provide a comprehensive range of financial services to small- and medium-sized businesses, the individuals associated with these businesses and professionals in the Washington, D.C. metropolitan area. We find our larger competitors are ineffective at addressing this market as it is difficult to distinguish where a business’s financial needs stop and the personal financial needs of that business’s professionals start. We believe emerging businesses and the finances of their owners are best served hand-in-hand. As our commercial clients begin to experience financial success, their personal goals and wealth objectives become increasingly important. To address this opportunity, our commercial lenders serve as private bankers as well. They assist our commercial clients in purchasing real estate, acquiring assets, building wealth and managing their resources.

Access National Mortgage Corporation specializes in the origination of conforming and non-conforming residential mortgages primarily in the Washington, D.C. metropolitan area. Mortgage banking and the related activities in our business model go hand-in-hand with supplying effective private banking services to our commercial clients. The mortgage company sells all of the mortgages it originates in the secondary market with servicing released. The mortgage company operates offices throughout Virginia in Chantilly, Fredericksburg, Harrisonburg, Reston, Richmond, Roanoke, Tazewell, Vienna and Warrenton. Offices outside of the Commonwealth of Virginia include Bowie and Westminster in Maryland, Clearwater, Florida, Nashville, Tennessee and Denver, Colorado. The mortgage offices located outside of the Washington, D.C. metropolitan area are used to supplement volume and revenue to mitigate the geographic and economic concentration risks of our local market area. As demonstrated by the most recent period and on a going forward basis, we expect 70% to 80% of our earnings to be produced from our commercial banking franchise with the balance of our earnings being generated from our mortgage banking business and other fee income businesses we may acquire that are consistent with our strategic vision.

By providing timely customized solutions to our clients, both professionally and personally, we distinguish ourselves and compete effectively against the larger regional and national banks operating in our markets. We believe our services are more responsive and comprehensive, with fewer points of contact for our clients. We intend to grow our business, expand our client base, and build shareholder value by focusing on the following objectives:

•	Emphasize Relationship Banking. We believe our clients desire a bank that specializes in providing customized financial services in a timely and flexible manner. We compete by relying on the strength of our client service, responsiveness, knowledge of the local community, and our relationship banking approach. Our ability to respond quickly to the professional and personal needs of small- to medium-sized businesses, and the individuals associated with these businesses, helps us build client loyalty and strengthens our relationships with our clients. Our emphasis on relationship banking and providing exceptional client service begins with our talented team of lending professionals. Unlike many of our competitors, loans originated by our loan officers are also managed by the same loan officers, creating a stronger client relationship. Our seven senior loan officers, with titles of senior vice president or higher, have a collective experience in excess of 185 years or over 26 years each on average. Somewhat unique for the transient Washington, D.C. metropolitan area, each one of these individuals has spent virtually his entire banking career in the bank’s market area.

•	Continue to Invest in Complementary and Integrated Business Model. As our clients’ businesses become successful, personal goals and wealth objectives of the business owners become increasingly important. Accordingly, we provide private banking services to assist our individual clients in acquiring assets, building wealth and managing their resources. The acquisition of our mortgage companies allowed us to acquire skilled professionals with expertise that is consistent with our supplying effective private banking services to our individual clients. We will consider entering other related fee income businesses that serve our target market as opportunities, market conditions and our capacity dictate. Continued execution of our strategic vision will allow us to further diversify and enhance our fee income-generating product offerings.

•	Efficient Commercial Banking Platform. We operate three full service offices in Fairfax County, Virginia. Unlike many other banks in the Washington, D.C. metropolitan area that have pursued an aggressive retail branching strategy, we cater primarily to commercial clients, efficiently using the Internet and couriers as service delivery vehicles. We employ full-time couriers to pick-up client deposits at their places of business, and we are presently deploying remote deposit capture technology to provide our clients with superior convenience compared to traditional branch banking delivery channels. We further empower the delivery convenience of our clients by sending client services personnel to our client sites where hands-on assistance is provided to enable and create reliance upon our Internet banking and cash management services. Our service delivery strategy has enabled us to efficiently operate our bank while successfully growing our loans held for investment and deposit balances at a compound annual growth rate of 52.3% and 41.4%, respectively, since 2001. Making banking convenient has enabled us to achieve our demand deposit to total deposit ratio of 20.3% as of March 31, 2006.

•	Target Attractive Operating Markets. The economy in the Washington, D.C. metropolitan area provides a solid foundation for a bank and creates a robust banking environment that continues to outperform national averages. The presence of the federal government and related industries helps to drive strong population growth rates and some of the nation’s highest household income levels. As the population density in our current market area increases and growth radiates outward from Washington, D.C., we are evaluating, and will continue to evaluate, markets with similarly favorable market demographics in Virginia and Maryland.

•	Continued Disciplined Execution. Disciplined underwriting, credit administration and monitoring are critical to our success. We are conservative commercial credit lenders and mortgage originators. We review our underwriting standards on an ongoing basis, regularly assess the adequacy of our allowance for loan losses, and have an independent third party conduct a loan review three times a year. We sell all of the loans originated by the mortgage company with the servicing released to the buyers. At March 31, 2006, our nonperforming assets as a percentage of total assets were 0.20% and our net charge-offs to average loans were 0.00%. Our reserves to loans held for investment as of March 31, 2006 were 1.39%.

Corporate Information

Our headquarters is located at 1800 Robert Fulton Drive, Suite 300, in Reston, Virginia 20191, and our telephone number at that address is (703) 871-2100. Our material business activities are conducted primarily through our bank, which is a member of the Federal Home Loan Bank of Atlanta. Our bank’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. The bank maintains a website at www.AccessNationalBank.com, which contains information relating to the bank and our business. Information on the website is not incorporated by reference and is not part of this prospectus.

Recent Developments

Our board of directors declared a dividend of $0.005 per share to shareholders of record as of August 1, 2006, to be paid on August 25, 2006.

On July 17, 2006, we reported our unaudited results of operations as of and for the quarter ended June 30, 2006. As reported, our net income for the second quarter of 2006 was $1.8 million, an increase of $301.8 thousand from our net income of $1.5 million for the second quarter of 2005. Diluted earnings per share were $0.19 for the second quarter of 2006, an increase of 18.8% over the comparable period in 2005. The return on average equity was 21.0% for the second quarter of 2006.

Our net interest income for the second quarter of 2006 was $3.9 million, an increase of 10.2% over the $3.6 million in net interest income for the second quarter of 2005. As of June 30, 2006, our total assets were $591.8 million compared to total assets of $475.4 million as of June 30, 2005. Our total loans held for investment, excluding the allowance for loan losses, grew by $93.8 million to $407.6 million at June 30, 2006, and our total deposits grew by $79.6 million to $453.4 million during the same time period.

We experienced no charge offs in the second quarter of 2006. We had zero non-performing assets as of June 30, 2006, a decrease of $1.5 million from June 30, 2005.

			At or for the
	At or for the		Six Months Ended
	Three Months Ended June 30,		June 30,
	2006	2005	2006	2005
	(Unaudited)
	(Dollars in thousands, except share data)

Income Statement Data:
Net interest income(1)	$3,931	$3,567	$8,040	$6,751
Provision for loan losses	49	383	173	497
Noninterest income	7,099	9,147	13,202	15,300
Noninterest expense	8,193	10,000	15,809	17,655
Provision for income taxes	971	827	1,808	1,360
Net income	1,806	1,504	3,429	2,539
Per Share Data:
Basic net income(2)	$0.22	$0.19	$0.42	$0.32
Diluted net income(2)	0.19	0.16	0.36	0.27
Book value at period end	4.15	3.58	4.15	3.58
Balance Sheet Data:
Total assets	$591,769	$475,440	$591,769	$475,440
Loans held for sale	49,353	69,834	49,353	69,834
Loans held for investment	407,587	313,807	407,587	313,807
Allowance for loan losses	5,394	4,516	5,394	4,516
Investment securities	107,004	69,401	107,004	69,401
Total deposits	453,376	373,728	453,376	373,728
Borrowings	99,420	68,726	99,420	68,726
Shareholder’s equity	35,066	28,398	35,066	28,398
Selected Performance Ratios:
Return on average assets	1.24%	1.35%	1.22%	1.17%
Return on average shareholders’ equity	21.00	21.52	20.52	18.68
Net interest margin(1)(3)	2.81	3.36	2.97	3.27
Asset Quality Ratios:
Nonperforming loans to period-end loans held for investment	0.00%	0.48%	0.00%	0.48%
Nonperforming assets to total assets(4)	0.00	0.31	0.00	0.31
Allowance for loan losses to period-end loans held for investment	1.32	1.44	1.32	1.44
Allowance for loan losses to nonperforming loans held for investment	0.00	299.66	0.00	299.66
Net loan charge-offs to average loans outstanding	0.00	0.00	0.00	0.00
Capital Ratios:
Equity-to-assets ratio(5)	5.93%	5.97%	5.93%	5.97%
Leverage capital ratio(6)	8.27	8.57	8.27	8.57
Tier 1 capital ratio(6)	10.51	10.69	10.51	10.69
Total capital ratio(6)	11.76	12.16	11.76	12.16
Other data:
Mortgage originations	243,974	265,129	437,208	457,462
Gain on sale of loans	4,817	6,980	9,932	11,614

(1)	Net interest income is calculated on a fully taxable equivalent basis using a 34% tax rate.

(2)	Per share amounts are computed based on the weighted-average number of shares outstanding during each period.

(3)	Net interest margin is net interest income divided by average interest-earning assets.

(4)	Nonperforming assets consist of the aggregate amount of any non-accruing loans, loans past due greater than 90 days and still accruing interest, restructured loans and foreclosed assets on each date.

(5)	Equity-to-assets ratios are computed based on total shareholders’ equity and total assets at each period end.

(6)	These ratios are described under the captions “Supervision and Regulation — Governmental Policies and Legislation — Capital Requirements” and “— Federal Deposit Insurance Act and Prompt Corrective Action Requirements.”

The Offering

Common Stock Offered	An aggregate of 2,135,000 shares: 2,000,000 shares by us and 135,000 shares by the selling shareholders (an aggregate of 2,455,250 shares if the underwriters exercise their over-allotment options in full)

Common Stock Outstanding After This Offering(1)	10,447,538 shares (10,747,538 shares if the underwriters exercise their over-allotment options in full)

Net Proceeds	The net proceeds of this offering will be approximately $ (after deducting underwriting discounts and commissions and offering expenses payable by us) based on the public offering price of $ per share. The amount of net proceeds will be higher if the underwriters exercise their over-allotment options. We will not receive any of the proceeds from the sale of common stock by the selling shareholders. (See “Use of Proceeds.”)

Use of Proceeds	We intend to contribute the net proceeds we receive from this offering primarily to our bank to support continued growth in its loans and deposits. We will use any portion of the net proceeds we retain for general corporate purposes. We will not receive any of the proceeds from the sale of common stock by the selling shareholders. (See “Use of Proceeds.”)

Dividend Policy	We paid our first two cash dividends, each of $0.005 per share of common stock, on February 24, 2006 and May 25, 2006, respectively. We intend to continue paying dividends, but our payment of dividends in the future will depend on a number of factors. We cannot assure you that we will continue to pay dividends or that the amount of dividends we pay will not be reduced in the future. (See “Price Range of Our Common Stock and Dividend Information.”)

Nasdaq Global Market symbol	ANCX

Risk Factors	In addition to general investment risks, purchasing our common stock in this offering will involve other specific investment considerations related to us and our business. Those matters are described in this prospectus under the heading “Risk Factors.” You should carefully review and consider those risks before you purchase any shares.

(1)	The number of shares to be outstanding after the offering is based on the number of shares outstanding as of June 30, 2006 and does not include 981,518 shares of common stock issuable upon exercise of options outstanding as of June 30, 2006 at a weighted average exercise price of $4.34 per share, or 854,677 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2006 at a weighted average exercise price of $1.67 per share. If exercised, the shares represented by these options and warrants would represent approximately 17.9% of our issued and outstanding common stock. After giving effect to our sale of 2,000,000 shares pursuant to this offering, if exercised, the shares represented by these options and warrants would represent approximately 14.9% of our issued and outstanding common stock (or approximately 14.6% if the underwriters exercise their over-allotment options in full).

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table contains summary historical consolidated financial data from our consolidated financial statements. You should read it in conjunction with our audited year end consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus. Except for the data under “Selected Performance Ratios,” “Asset Quality Ratios,” and “Capital Ratios,” the information at and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, is derived from our audited year end consolidated financial statements and related notes for those respective periods. The information at and for the three months ended March 31, 2006 and 2005 is unaudited. However, in the opinion of our management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. The information in this table is adjusted to give retroactive effect to a two-for-one stock split that occurred on December 23, 2005, a three-for-one stock split that occurred on June 1, 2003, and a ten-for-one stock split that occurred on June 15, 2001. The operating data for the three months ended March 31, 2006 are not necessarily indicative of the results that might be expected for the year.

	At or for the Three
	Months Ended
	March 31,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	(Dollars in thousands, except share data)

Income statement data:
Net interest income(1)	$4,109	$3,184	$15,289	$11,694	$9,138	$5,848	$3,115
Provision for loan losses	124	114	1,196	1,462	526	841	720
Noninterest income	6,103	6,153	31,467	25,952	33,765	22,494	11,082
Noninterest expense	7,616	7,655	36,340	31,580	36,432	23,447	12,060
Provision for income taxes	837	533	3,305	1,619	2,129	1,359	530
Net income before extraordinary items	1,623	1,035	5,897	2,985	3,816	2,695	887
Extraordinary income, net of income tax	0	0	0	330	0	0	0
Net income	1,623	1,035	5,897	3,315	3,816	2,695	887
Per share data and shares outstanding:
Basic net income, before extraordinary items(2)	$0.20	$0.13	$0.75	$0.40	$0.55	$0.41	$0.15
Basic net income(2)	0.20	0.13	0.75	0.44	0.55	0.41	0.15
Diluted net income, before extraordinary items(2)	0.17	0.11	0.63	0.33	0.43	0.36	0.14
Diluted net income(2)	0.17	0.11	0.63	0.36	0.43	0.36	0.14
Book value at period end	4.08	3.36	3.92	3.29	2.84	2.32	1.75
Weighted-average number of common shares outstanding:
Basic	8,018,133	7,917,998	7,867,135	7,509,536	6,986,680	6,594,000	6,000,000
Diluted	9,658,239	9,345,524	9,423,087	9,155,778	8,822,372	7,478,064	6,581,988
Shares outstanding at period end	8,100,724	7,918,648	7,956,556	7,914,148	6,954,720	7,020,000	6,000,000
Balance sheet data:
Total assets	$592,478	$447,345	$537,050	$420,098	$257,390	$240,348	$132,069
Loans held for sale	70,635	48,817	45,019	36,245	29,756	93,852	38,615
Loans held for investment	383,607	298,463	369,733	292,594	189,320	114,835	68,736
Allowance for loan losses	5,339	4,133	5,215	4,019	2,565	2,048	1,192
Investment securities	110,243	56,706	87,771	51,378	23,178	15,637	10,582
Total deposits	423,112	366,610	419,629	317,393	198,183	178,251	104,876
Borrowings	132,810	51,477	80,293	74,390	36,332	40,385	14,872
Shareholders’ equity	33,045	26,570	31,185	25,998	19,755	16,291	10,465
Selected performance ratios:
Return on average assets	1.19%	0.98%	1.29%	0.97%	1.45%	1.64%	0.98%
Return on average shareholders’ equity	20.01	15.67	20.63	14.48	20.48	20.17	8.75
Net interest margin(1)(3)	3.14	3.20	3.49	3.64	3.58	3.73	3.54

	At or for the Three
	Months Ended
	March 31,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	(Dollars in thousands, except share data)

Asset quality ratios:
Nonperforming loans to period-end loans held for investment	0.32%	0.53%	0.35%	0.74%	0.44%	0.00%	1.36%
Nonperforming assets to total assets(4)	0.20	0.35	0.24	0.52	0.32	0.00	0.71
Allowance for loan losses to period-end loans held for investment	1.39	1.38	1.41	1.37	1.35	1.78	1.73
Allowance for loan losses to nonperforming loans held for investment	440.50	262.74	397.78	185.07	310.93	0.00	127.87
Net loan charge-offs to average loans outstanding	0.00	0.00	0.00	0.00	0.00	0.00	0.01
Capital ratios:
Equity-to-assets ratio(5)	5.58%	5.94%	5.81%	6.19%	7.68%	6.78%	7.92%
Leverage capital ratio(6)	8.08	8.60	7.60	8.83	10.28	8.12	8.91
Tier 1 capital ratio(6)	10.44	10.90	10.80	10.98	12.54	12.09	10.96
Total capital ratio(6)	11.69	12.45	12.05	12.71	15.47	13.33	12.20
Other data:
Mortgage originations	$193,234	$192,333	$990,445	$780,844	$1,239,666	$791,601	$381,018
Gain on sale of loans	5,115	4,634	24,095	20,015	27,818	19,737	9,813

(1)	Net interest income is calculated on a fully taxable equivalent basis using a 34% tax rate.

(2)	Per share amounts are computed based on the weighted-average number of shares outstanding during each period.

(3)	Net interest margin is net interest income divided by average interest-earning assets.

(4)	Nonperforming assets consist of the aggregate amount of any non-accruing loans, loans past due greater than 90 days and still accruing interest, restructured loans and foreclosed assets on each date.

(5)	Equity-to-assets ratios are computed based on total shareholders’ equity and total assets at each period end.

(6)	These ratios are described under the captions “Supervision and Regulation — Governmental Policies and Legislation — Capital Requirements” and “— Federal Deposit Insurance Act and Prompt Corrective Action Requirements.”

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks or other risks that have not been identified or that we may believe are immaterial or unlikely actually occur, our business, financial condition and results of operations could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Past results are not a reliable indicator of future results and historical trends should not be used to anticipate results or trends in future periods. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Related to Our Business

Our future success will depend on our ability to compete effectively in the highly competitive financial services industry.

We face substantial competition in all phases of our operations from a variety of different competitors. In particular, there is very strong competition for financial services in Fairfax County, Virginia and the entire Washington, D.C. metropolitan area in which we conduct a substantial portion of our business. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment.

Many of our competitors are well-established, larger financial institutions and many offer products and services that we do not. Many have substantially greater resources, name recognition and market presence that benefit them in attracting business. Some of our competitors are not subject to the same regulations that are imposed on bank holding companies and federally-insured national banks, including credit unions that do not pay federal income tax, and, therefore, have regulatory advantages over us in accessing funding and in providing various services. While we believe we compete effectively with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, smaller asset base, lack of geographic diversification and inability to spread our marketing costs across a broader market. If we have to raise interest rates paid on deposits or lower interest rates charged on loans to compete effectively, our net interest margin and income could be negatively affected. Failure to compete effectively to attract new, or to retain existing, clients may reduce or limit our net income and our market share and may adversely affect our results of operations, financial condition and growth.

Our profitability depends on interest rates generally, and we may be adversely affected by changes in government monetary policy.

Our profitability depends in substantial part on our net interest margin, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest margin depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments.

Changes in interest rates, particularly by the Board of Governors of the Federal Reserve System, which implements national monetary policy in order to mitigate recessionary and inflationary pressures, also affect the value of our loans. In setting its policy, the Federal Reserve may utilize techniques such as: (i) engaging in open market transactions in United States government securities; (ii) setting the discount rate on member bank borrowings; and (iii) determining reserve requirements. These techniques may have an adverse effect on our deposit levels, net interest margin, loan demand or our business and operations. In addition, an increase in interest rates could adversely affect borrowers’ ability to pay the principal or interest on existing loans or reduce their desire to borrow more money. This may lead to an increase in our nonperforming assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations. We try to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk. Fluctuations in market rates and other market disruptions are neither predictable nor controllable and may have a material and negative effect on our business, financial condition and results of operations.

Our profitability depends significantly on local economic conditions.

As a lender, we are exposed to the risk that our loan clients may not repay their loans according to their terms and any collateral securing payment may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs we incur disposing of the collateral. Although we have collateral for most of our loans, that collateral can fluctuate in value and may not always cover the outstanding balance on the loan. With most of our loans concentrated in Northern Virginia, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

In addition to the financial strength and cash flow characteristics of each of our borrowers, the bank often secures loans with real estate collateral. At March 31, 2006, approximately 88.25% of our bank’s loans held for investment have real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Our business strategy includes the continuation of our growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies that are experiencing growth. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets, or that any expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially affected in an adverse way.

Our ability to successfully grow will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

We may face risks with respect to future acquisitions.

As a strategy, we have sought to increase the size of our franchise by pursuing business development opportunities, and we have grown rapidly since our incorporation. As part of that strategy, we have acquired three mortgage companies and a small equipment leasing company. We may acquire other financial institutions and mortgage companies, or parts of those entities, in the future. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target entity may not be accurate;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where we lack experience;

•	the introduction of new products and services into our business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the loss of key employees and clients.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance that integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock, in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future merger or acquisition, our integration efforts will be successful or our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

Our allowance for loan losses could become inadequate and reduce our earnings and capital.

We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio. Management conducts a periodic review and consideration of the loan portfolio to determine the amount of the allowance for loan losses based upon general market conditions, credit quality of the loan portfolio and performance of our clients relative to their financial obligations with us. The amount of future losses, however, is susceptible to changes in economic and other market conditions, including changes in interest rates and collateral values that are beyond our control, and these future losses may exceed our current estimates. Our allowance for loan losses at March 31, 2006 was $5.3 million. Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate in the future. Excessive loan losses could have a material impact on our financial performance and reduce our earnings and capital.

As a result of our significant growth in the past two years, a large portion of our loans held for investment portfolio consists of new loans that are unseasoned.

From the beginning of 2004 until March 31, 2006, our loans held for investment portfolio has grown by approximately $194.3 million. Industry experience shows that it takes several years for loan difficulties to become apparent. We can give no assurance that these loans will not become non-performing or delinquent, which could adversely affect our future performance.

Liquidity needs could adversely affect our results of operations and financial condition.

We rely on dividends from our bank as our primary source of funds. The primary source of funds of our bank are client deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our earnings.

We operate in a highly regulated industry, and both we and our wholly-owned bank are subject to extensive regulation and supervision by the Federal Reserve Bank, the Office of the Comptroller of the Currency and the FDIC. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth. Many of these regulations are intended to protect depositors and the FDIC’s Deposit Insurance Fund rather than our shareholders.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the cost of completing our audit and maintaining our internal controls. As a result, we may experience greater compliance costs.

The laws and regulations that apply to us could change at any time. We cannot predict whether or what form of proposed statute or regulation will be adopted or the extent to which such adoption may affect our business. Regulatory changes may increase our costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products and thus place other entities that are not subject to similar regulation in stronger, more favorable competitive positions, which could adversely affect our growth and our ability to operate profitably. Failure to comply with existing or new laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have an adverse effect on our business, financial condition and results of operations.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong real estate market, or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Our hedging strategies may not be successful in managing our risks associated with interest rates.

We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. When rates change, we expect to record a gain or loss on derivatives that would be offset by an inverse change in the value of loans held for sale and mortgage-related securities. We cannot assure you, however, that our hedging strategy and use of derivatives will offset the risks related to changes in interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” and “— Quantitative and Qualitative Market Risk Disclosure.”

The profitability of our mortgage company will be significantly reduced if we are not able to sell mortgages.

Currently, we sell all of the mortgage loans originated by our mortgage company. We only underwrite mortgages that we reasonably expect will have more than one potential purchaser. The profitability of our mortgage company depends in large part upon our ability to originate or purchase a high volume of loans and to quickly sell them in the secondary market. Thus, we are dependent upon (i) the existence of an active secondary market and (ii) our ability to sell loans into that market.

Our mortgage company’s ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae and Freddie Mac and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including Fannie Mae and Freddie Mac, are government-sponsored enterprises whose activities are governed by federal law, and, while we do not actively participate in their programs, they do have substantial market influence. Any future changes in laws that significantly affect the activity of these government-sponsored enterprises and other institutional and non-institutional investors or any impairment of our ability to participate in such programs could, in turn, adversely affect our operations.

We may be exposed to greater risks from offering non-conforming mortgage loans.

We are an acquirer and originator of non-conforming residential mortgage loans for sale into the secondary market. These are residential mortgages that do not qualify for purchase by government-sponsored agencies such as Fannie Mae and Freddie Mac. Our operations may be negatively affected due to our investments in non-conforming mortgage loans. Credit and liquidity risks associated with non-conforming mortgage loans may be greater than those for conforming mortgage loans. We, therefore, may assume the risk of increased delinquency rates and/or credit losses as well as interest rate risk.

Our small- to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our commercial development and marketing strategy primarily to serve the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets in which we operate, our results of operations and financial condition may be adversely affected.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

Negative public opinion could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Because virtually all of our businesses operate under the “Access National” brand, actual or alleged conduct by one business can result in negative public opinion about our other businesses. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

We depend on the services of key personnel, and a loss of any of those personnel would disrupt our operations and result in reduced revenues.

Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel. Competition for qualified employees is intense. In our experience, it can take a significant period of time to identify and hire personnel with the combination of skills and attributes required in carrying out our strategy. If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed or may not be available on favorable terms.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. Our last common stock offering closed in April 2002, and we are undertaking this offering to support our continued growth. We may at some point need to again raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Our directors and executive officers own a significant portion of our common stock.

Our directors and executive officers, as a group, beneficially owned approximately 28.5% of our outstanding common stock as of June 30, 2006 (35.7% upon the exercise of outstanding vested options and warrants). As a result of their ownership, our directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

We may need to invest in new technology to compete effectively, and that could have a negative effect on our operating results and the value of our common stock.

The market for financial services, including banking services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation and Internet-based banking. We depend on third-party vendors for portions of our data processing services. In addition to our ability to finance the purchase of those services and integrate them into our operations, our ability to offer new technology-based services depends on our vendors’ abilities to provide and support those services. Future advances in technology may require us to incur substantial expenses that adversely affect our operating results, and our limited capital resources may make it impractical or impossible for us to keep pace with competitors possessing greater capital resources. Our ability to compete successfully in our banking markets may depend on the extent to which we and our vendors are able to offer new technology-based services and on our ability to integrate technological advances into our operations.

Risks Related to an Investment in Our Common Stock

Our future capital needs could result in dilution of your investment.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. These issuances would dilute the ownership interests of purchasers of our common stock in this offering and may dilute the per share book value of our common stock. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current shareholders.

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Our common stock has traded on the Nasdaq Global Market since the third quarter of 2004. However, our common stock is thinly traded and has substantially less liquidity than the average trading market for many other publicly traded companies. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance. Therefore, our shareholders may not be able to sell their shares at the volume, prices or times that they desire.

We cannot predict what effect, if any, future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock. Therefore, we cannot assure you that sales of substantial amounts of our common stock in the market, or the potential for large amounts of market sales, would not cause the price of our common stock to decline or impair our ability to raise capital. Following this offering, we expect to have approximately 10,328,708 shares of common stock outstanding (or 10,628,708 shares of common stock outstanding if the underwriters exercise their over-allotment options in full).

The market price of our common stock may decline after the stock offering.

The price per share at which we sell our common stock in this offering may be more or less than the market price of our common stock on the date the offering is completed. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in this offering may be inclined to immediately sell shares of common stock to try to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Also, because stock prices generally fluctuate over time, we cannot assure you that you will be able to sell shares after this offering at a price equal to or greater than the actual purchase price. You should consider these possibilities in deciding whether to purchase shares of common stock in this offering and the timing of any sale of those shares after the offering.

We have broad discretion as to how we spend or apply the net proceeds of this offering. Our failure to effectively use these proceeds could adversely affect our ability to earn profits.

The net proceeds we receive from this offering will become a part of our general funds, and we intend to contribute substantially all of our net proceeds from this offering to our bank to provide it with capital to support continued growth in loans and deposits. We will likely spend portions of the net proceeds in the future for various general corporate purposes. We will have significant flexibility in applying net proceeds, but our failure to apply these funds effectively could reduce our profitability.

Our ability to pay dividends is subject to regulatory restrictions, and we may be unable to pay future dividends.

Our ability to pay dividends is subject to regulatory restrictions and the need to maintain sufficient consolidated capital. Also, our only source of funds with which to pay dividends to our shareholders is dividends we receive from our bank, and the bank’s ability to pay dividends to us is limited by its own obligations to maintain sufficient capital and regulatory restrictions. If these regulatory requirements are not satisfied, we will be unable to pay dividends on our common stock. We paid our first two cash dividends on February 24, 2006 and May 25, 2006, and, as we have only paid dividends twice, we cannot guarantee that dividends will not be reduced or eliminated in future periods.

Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders.

We have supported our continued growth by issuing trust preferred securities through two special purpose trusts and accompanying junior subordinated debentures. At March 31, 2006, we had outstanding trust preferred securities totaling $10.3 million. We unconditionally guaranteed payment of principal and interest on the trust preferred securities. Also, the junior subordinated debentures we issued to the special purpose trust that relate to those trust preferred securities are senior to our common stock. As a result, we must make payments on the junior subordinated debentures before we can pay any dividends on our common stock. In the event of our bankruptcy, dissolution or liquidation, holders of our junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We do have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, but during that time we would not be able to pay dividends on our common stock.

Certain provisions under our articles of incorporation and applicable law may make it difficult for others to obtain control of our corporation even if such a change in control may be favored by some shareholders.

In addition to the amount of common stock controlled by our chairman of the board and other principal shareholder as described in this prospectus under the heading “Selling Shareholders,” certain provisions in our articles of incorporation and applicable Virginia corporate and banking law may have the effect of discouraging a change of control of our company even if such a transaction is favored by some of our shareholders and could result in shareholders receiving a substantial premium over the current market price of our shares. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our corporation. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director.

Our securities are not FDIC insured.

Our common stock is not a savings or deposit account or other obligation of the bank, and is not insured by the FDIC’s Deposit Insurance Fund or any other governmental agency and is subject to investment risk, including the possible loss of principal.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some discussions in this prospectus may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you to be aware of the speculative nature of “forward-looking statements.” These statements are not guarantees of performance or results. Statements that are not historical in nature, including statements that include the words “may,” “anticipate,” “estimate,” “could,” “should,” “would,” “will,” “plan,” “predict,” “project,” “potential,” “expect,” “believe,” “intend,” “continue,” “assume” and similar expressions, are intended to identify forward-looking statements. Although these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus, including the following:

•	changes in our competitive position, competitive actions by other financial institutions and the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;

•	our potential growth, including our entrance or expansion into new markets, the opportunities that may be presented to and pursued by us and the need for sufficient capital to support that growth;

•	our ability to manage growth;

•	changes in government monetary policy, interest rates, deposit flow, the cost of funds, and demand for loan products and financial services;

•	the strength of the economy in our target market area, as well as general economic, market, or business conditions;

•	changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries, decline in real estate values in our markets, or in the repayment ability of individual borrowers or issuers;

•	an insufficient allowance for loan losses as a result of inaccurate assumptions;

•	our reliance on dividends from our bank as a primary source of funds;

•	our reliance on secondary sources, such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet the bank’s liquidity needs;

•	changes in laws, regulations and the policies of federal or state regulators and agencies;

•	our mortgage loan business and the offering of non-conforming mortgage loans; and

•	other circumstances, many of which are beyond our control.

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. You should refer to risks detailed under the “Risk Factors” section included in this prospectus and in our periodic and current reports filed with the Securities and Exchange Commission for specific factors that could cause our actual results to be significantly different from those expressed or implied by our forward-looking statements.

We do not intend to and assume no responsibility for updating or revising any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The following table shows the calculation of the estimated net proceeds we will receive from our sale of 2,000,000 shares of common stock in this offering at the public offering price of $      per share.

Gross proceeds from offering	$
Less: Underwriting discounts and commissions
Estimated expenses of offering

Net proceeds to us	$

If the underwriters’ over-allotment options are exercised in full, we estimate that the net proceeds to us will be approximately $     .

The net proceeds of this offering will qualify as Tier 1 capital for regulatory purposes and become part of our general funds.

We intend to contribute the net proceeds we receive from this offering primarily to our bank to provide it with capital to support its continued growth in its loans and deposits. To the extent net proceeds are not required to support the bank’s growth in loans and deposits, we will use these amounts for general corporate purposes in the execution of our strategic plan.

Before we apply any of the proceeds for any of these uses, we will likely invest them in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon our funding requirements, the funding and capital requirements of the bank, whether we have funds available from other sources that we can use for any of those purposes, and other factors.

We will not receive any proceeds from the sale of the shares by the selling shareholders.

CAPITALIZATION

The following table reflects, as of June 30, 2006, our capitalization and capital ratios, and our unaudited pro forma adjusted capitalization and capital ratios as if this offering had been completed on that date. The information in the table assumes that:

•	net proceeds from this offering are approximately $ , after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the underwriters’ over-allotment options are not exercised.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited financial statements and unaudited interim financial statements, including the related financial statement footnotes, that begin on page F-1 of this prospectus.

	At June 30, 2006
	Actual	As Adjusted(1)
	(Unaudited)
	(Dollars in thousands, except share data)

Long-term debt(2):
Junior subordinated debentures(3)	$10,000	$

Shareholders’ equity(4):
Common stock, par value, $0.835; authorized, 60,000,000 shares; 8,447,538 shares issued and outstanding, actual, shares issued and outstanding, as adjusted	$7,054	$
Capital surplus	9,891
Retained earnings	19,576
Accumulated other comprehensive loss	(1,455)

Total shareholders’ equity	$35,066	$

Total capitalization(5):	$45,066	$

Book value per share	$4.15	$

Capital ratios:
Equity-to-assets ratio(6)	5.93%		%
Leverage capital ratio(7)	8.27
Tier 1 capital ratio(7)(8)	10.51
Total capital ratio(7)(8)	11.76

(1)	Assumes the sale of 2,000,000 shares in this offering, generating net proceeds of $ , after deducting offering expenses. If the underwriters exercise their over-allotment options in full, 300,000 additional shares of common stock would be sold, resulting in additional net proceeds to us of approximately $ .

(2)	Includes only long-term debt that is included in our capital under regulatory capital guidelines.

(3)	Consists of junior subordinated debentures related to trust preferred securities issued during 2002 and 2003.

(4)	Does not include 981,518 shares issuable at prices ranging from $1.67 per share to $14.05 per share upon exercise of outstanding stock options or 854,677 shares issuable at $1.67 per share upon exercise of outstanding warrants.

(5)	Includes total shareholders’ equity and junior subordinated debentures related to our trust preferred securities.

(6)	Equity-to-assets ratios are computed based on total shareholders’ equity and total assets.

(7)	These ratios are described under the captions “Supervision and Regulation — Governmental Policies and Legislation — Capital Requirements” and “— Federal Deposit Insurance Act and Prompt Corrective Action Requirements.”

(8)	As adjusted capital ratios assume that net proceeds are invested immediately in federal funds sold which are risk-weighted for purposes of calculating regulatory capital ratios at 20%.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock trades on the Nasdaq Global Market under the symbol “ANCX.” The table below sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the Nasdaq Global Market and the dividends declared per share on our common stock. Where appropriate, prices have been adjusted for the effects of stock splits effected in the form of stock dividends during the periods presented. Our common stock began trading on the Nasdaq Global Market in the third quarter of 2004. Prior to that, the stock prices listed reflect the prices paid in the indicated periods in the actual private trades of which our management is aware. There may have been other transactions of which our management is unaware. Due to the limited volume of trading in our common stock, these transactions do not necessarily reflect the intrinsic or market value of the stock at the time they were completed.

Share prices set forth below for all periods prior to December 23, 2005, have been adjusted to give retroactive effect to a two-for-one stock split that occurred on December 23, 2005 and for all periods prior to June 1, 2003, have been adjusted to give retroactive effect to a three-for-one stock split that occurred on June 1, 2003.

	Sale Price Range		Cash Dividends
Quarter	High	Low	Declared per Share

2006
Third quarter (through July 17, 2006)	$10.39	$9.13	—
Second quarter	11.30	8.40	$0.005
First quarter	15.10	9.84	0.005
2005
Fourth quarter	14.90	8.75	—
Third quarter	10.00	7.00	—
Second quarter	7.25	6.47	—
First quarter	7.47	6.30	—
2004
Fourth quarter	7.33	6.45	—
Third quarter	7.48	6.26	—
Second quarter	8.00	7.00	—
First quarter	8.00	7.00	—
2003
Fourth quarter	8.00	7.00	—
Third quarter	7.50	6.50	—
Second quarter	7.00	5.00	—
First quarter	5.00	4.67	—

On July 17, 2006, the last reported sale price of our common stock on the Nasdaq Global Market was $9.70 per share. At March 31, 2006, there were 8,100,724 shares of our common stock outstanding, held by approximately 350 holders of record.

Under Virginia law, we are authorized to pay dividends as declared by our board of directors subject to certain restrictions discussed below. In connection with our announced intention to commence the payment of regular quarterly cash dividends, we paid our first quarterly cash dividend on our common stock on February 24, 2006, and our second quarterly cash dividend on our common stock on May 25, 2006. However, the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of our earnings, capital requirements and our financial condition and will depend on cash dividends paid to us by our bank. As a result, our ability to pay future dividends will depend upon the earnings of the bank, its financial condition and its need for funds.

There are a number of federal banking policies and regulations that restrict our bank’s ability to pay dividends. In particular, because our bank is a depository institution and its deposits are insured by the Federal Deposit Insurance Corporation, it may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, the bank is subject to regulations that impose certain minimum capital requirements affecting the amount of cash available for distribution to us. The bank is subject to laws and regulations that limit the amount of dividends that it can pay. Under federal law, a bank may not declare a dividend in excess of undivided profits or if, after making the dividend, the bank would be “undercapitalized,” as defined in the federal banking regulations. Also under federal law, a bank may not declare a dividend unless capital surplus equals or exceeds the capital stock of the bank except (i) in the case of an annual dividend, the bank may declare a dividend if the bank transfers ten percent of its net income for the preceding four quarters to capital surplus, or (ii) in the case of a quarterly or semiannual dividend, or any other special dividend, the bank may declare a dividend if the bank transfers ten percent of its net income for the preceding two quarters to capital surplus. In addition, under federal law, a bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the bank in any calendar year exceeds the total of the bank’s retained net income of that year to date, combined with its retained net income of the preceding two years, unless the dividend is approved by the Office of the Comptroller of the Currency. Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital and are expected to serve as a source of financial strength to our bank and to commit resources to support our bank. In addition, federal and state agencies have the authority to prevent us from paying a dividend to our shareholders. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future.

We are organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. See “Supervision and Regulation — Governmental Policies and Legislation — Dividends” and “Description of our Capital Stock — Dividend Policy.”

In the future, our ability to declare and pay cash dividends will be subject to evaluation by our board of directors of our and the bank’s operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations, and we cannot assure you that we will continue to pay cash dividends on any particular schedule or that we will not reduce the amount of dividends we pay in the future.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table contains summary historical consolidated financial data from our consolidated financial statements. You should read it in conjunction with our audited year end consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus. Except for the data under “Selected Performance Ratios,” “Asset Quality Ratios,” and “Capital Ratios,” the information at and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, is derived from our audited year end consolidated financial statements and related notes for those respective periods. The information at and for the three months ended March 31, 2006 and 2005 is unaudited. However, in the opinion of our management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. The information in this table is adjusted to give retroactive effect to a two-for-one stock split that occurred on December 23, 2005, a three-for-one stock split that occurred on June 1, 2003, and a ten-for-one stock split that occurred on June 15, 2001. The operating data for the three months ended March 31, 2006 are not necessarily indicative of the results that might be expected for the year.

	At or for the Three
	Months Ended
	March 31,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	(Dollars in thousands, except share data)

Income statement data:
Net interest income(1)	$4,109	$3,184	$15,289	$11,694	$9,138	$5,848	$3,115
Provision for loan losses	124	114	1,196	1,462	526	841	720
Noninterest income	6,103	6,153	31,467	25,952	33,765	22,494	11,082
Noninterest expense	7,616	7,655	36,340	31,580	36,432	23,447	12,060
Provision for income taxes	837	533	3,305	1,619	2,129	1,359	530
Net income before extraordinary items	1,623	1,035	5,897	2,985	3,816	2,695	887
Extraordinary income, net of income tax	0	0	0	330	0	0	0
Net income	1,623	1,035	5,897	3,315	3,816	2,695	887
Per share data and shares outstanding:
Basic net income, before extraordinary items(2)	$0.20	$0.13	$0.75	$0.40	$0.55	$0.41	$0.15
Basic net income(2)	0.20	0.13	0.75	0.44	0.55	0.41	0.15
Diluted net income, before extraordinary items(2)	0.17	0.11	0.63	0.33	0.43	0.36	0.14
Diluted net income(2)	0.17	0.11	0.63	0.36	0.43	0.36	0.14
Book value at period end	4.08	3.36	3.92	3.29	2.84	2.32	1.75
Weighted-average number of common shares outstanding:
Basic	8,018,133	7,917,998	7,867,135	7,509,536	6,986,680	6,594,000	6,000,000
Diluted	9,658,239	9,345,524	9,423,087	9,155,778	8,822,372	7,478,064	6,581,988
Shares outstanding at period end	8,100,724	7,918,648	7,956,556	7,914,148	6,954,720	7,020,000	6,000,000

	At or for the Three
	Months Ended
	March 31,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	(Dollars in thousands, except share data)

Balance sheet data:
Total assets	$592,478	$447,345	$537,050	$420,098	$257,390	$240,348	$132,069
Loans held for sale	70,635	48,817	45,019	36,245	29,756	93,852	38,615
Loans held for investment	383,607	298,463	369,733	292,594	189,320	114,835	68,736
Allowance for loan losses	5,339	4,133	5,215	4,019	2,565	2,048	1,192
Investment securities	110,243	56,706	87,771	51,378	23,178	15,637	10,582
Total deposits	423,112	366,610	419,629	317,393	198,183	178,251	104,876
Borrowings	132,810	51,477	80,293	74,390	36,332	40,385	14,872
Shareholders’ equity	33,045	26,570	31,185	25,998	19,755	16,291	10,465
Selected performance ratios:
Return on average assets	1.19%	0.98%	1.29%	0.97%	1.45%	1.64%	0.98%
Return on average shareholders’ equity	20.01	15.67	20.63	14.48	20.48	20.17	8.75
Net interest margin(1)(3)	3.14	3.20	3.49	3.64	3.58	3.73	3.54
Asset quality ratios:
Nonperforming loans to period-end loans held for investment	0.32%	0.53%	0.35%	0.74%	0.44%	0.00%	1.36%
Nonperforming assets to total assets(4)	0.20	0.35	0.24	0.52	0.32	0.00	0.71
Allowance for loan losses to period-end loans held for investment	1.39	1.38	1.41	1.37	1.35	1.78	1.73
Allowance for loan losses to nonperforming loans held for investment	440.50	262.74	397.78	185.07	310.93	0.00	127.87
Net loan charge-offs to average loans outstanding	0.00	0.00	0.00	0.00	0.00	0.00	0.01
Capital ratios:
Equity-to-assets ratio(5)	5.58%	5.94%	5.81%	6.19%	7.68%	6.78%	7.92%
Leverage capital ratio(6)	8.08	8.60	7.60	8.83	10.28	8.12	8.91
Tier 1 capital ratio(6)	10.44	10.90	10.80	10.98	12.54	12.09	10.96
Total capital ratio(6)	11.69	12.45	12.05	12.71	15.47	13.33	12.20
Other data:
Mortgage originations	$193,234	$192,333	$990,445	$780,844	$1,239,666	$791,601	$381,018
Gain on sale of loans	5,115	4,634	24,095	20,015	27,818	19,737	9,813

(1)	Net interest income is calculated on a fully taxable equivalent basis using a 34% tax rate.

(2)	Per share amounts are computed based on the weighted-average number of shares outstanding during each period.

(3)	Net interest margin is net interest income divided by average interest-earning assets.

(4)	Nonperforming assets consist of the aggregate amount of any non-accruing loans, loans past due greater than 90 days and still accruing interest, restructured loans and foreclosed assets on each date.

(5)	Equity-to-assets ratios are computed based on total shareholders’ equity and total assets at each period end.

(6)	These ratios are described under the captions “Supervision and Regulation — Governmental Policies and Legislation — Capital Requirements” and “— Federal Deposit Insurance Act and Prompt Corrective Action Requirements.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This section presents management’s discussion and analysis of our financial condition and results of operations. You should read this discussion in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those described in these forward-looking statements as a result of various factors, including those discussed under the captions “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” This discussion is intended to assist in understanding our financial condition and results of operations.

Overview

When we commenced operations in late 1999, the core competencies of the personnel and systems we put in place were designed to support the banking needs of small- to middle-market businesses and the private banking needs of affiliated individuals. An essential element of private banking is mortgage banking. Rather than open a new mortgage banking company at the same time we started a de novo bank, we chose to acquire an existing mortgage banking operation. This was a financial and strategic decision that produced several desirable benefits: (1) the mortgage banking operation we acquired was profitable so it could subsidize operating losses of the bank in the early months; (2) the mortgage banking operation facilitated client and asset flow that enabled the bank to scale earning assets more quickly; (3) it brought a larger consolidated employment and revenue base that enabled us to build business infrastructure more quickly than a de novo bank could otherwise accomplish; (4) it allowed us to be more selective in our credit selection as evidenced by the asset quality figures; (5) it required us to develop and maintain more sophisticated liquidity management strategies than typically resident in community banks; and (6) it allowed us to offer a more comprehensive level of private banking to our clients and prospects.

The foundational business strategy combined with general economic conditions facilitated strong earnings contribution from our mortgage banking segment, which we refer to throughout as the “mortgage company.” The mortgage company contributed the majority of our consolidated earnings from 1999 through 2003. Heavy investment in the commercial banking platform during the first four years facilitated deliberate and strong growth in our commercial banking bank segment, which we refer to throughout as the “bank.” The bank has contributed the majority of earnings since 2004, and it is our intent for that segment to contribute 70-80% of earnings going forward as a strategic corporate objective. Under this strategic objective, we expect to manage our business so that the mortgage company, together with other fee income oriented businesses that we may enter, will account for the balance of our non-bank earnings.

Since 2002, our mortgage origination volume has fluctuated between $733 million and $1.2 billion. Subject to positive and negative seasonal and cyclical conditions beyond our control, we manage this business to fall within a range of $750 million and $1 billion. In the first quarter of 2006, the volume annualizes within this range.

Meanwhile, our commercial bank has experienced significant growth. Since the beginning of 2004, loans held for investment increased from $189.3 million to $383.6 million as of March 31, 2006. Deposits have grown more dramatically during the same period from $198.2 million to $423.1 million.

Since 2003, the capital required to support our growth has been provided through retained earnings. The company and bank are well capitalized with respect to levels of capital required by their respective regulatory authorities.

Overall, the evolutionary business and financial strategy has translated into a positive trend in earnings growth. In our latest fiscal year ended December 31, 2005, net income increased 89% to $5.9 million from $3.3 million reported for the year ended December 31, 2004. In the latest quarter ended March 31, 2006, net income was $1.6 million, an increase of 56.8% over the $1.0 million net income reported for the quarter ended March 31, 2005. The segment contributions during these periods fall within our stated objectives.

Return on average equity for the three months ended March 31, 2006 was 20.01% compared to 15.67% for the same period of 2005.

Critical Accounting Policies

Our significant accounting policies are set forth in Note 1 of our notes to consolidated financial statements (audited) included in this prospectus. Of these significant accounting policies, we consider our policy regarding the allowance for loan losses to be our most critical accounting policy, because it requires the most subjective and complex judgments by management. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and, therefore, the provision for loan losses and results of operations. We have developed policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to our loan portfolio. Our assessments may be impacted in future periods by changes in economic conditions, the results of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principals of accounting: (i) Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimatable, and (ii) SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

An allowance for loan losses is established through a provision for loan losses based upon industry standards, known risk characteristics, management’s evaluation of the risk inherent in the loan portfolio and changes in the nature and volume of loan activity. Such evaluation considers among other factors, the estimated market value of the underlying collateral and current economic conditions. For further information about our practices with respect to allowance for loan losses, please see the subsection “Loans” below.

Derivative Financial Instruments

The mortgage company carries all derivative instruments at fair value as either assets or liabilities in the consolidated balance sheets. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS No. 133”), provides specific accounting provisions for derivative instruments that qualify for hedge accounting. The mortgage company has not elected to apply hedge accounting to its derivative instruments as provided in SFAS No. 133 as amended. See Notes 1, 10 and 11 of our notes to consolidated financial statements (audited) included in this prospectus for additional information on derivatives.

Comparison of Results of Operations for the Three Months Ended March 31, 2006 and 2005

Pretax income for the three months ended March 31, 2006 was $2.5 million compared to $1.6 million for the corresponding period of 2005. Net income after taxes for the three months ended March 31, 2006 totaled $1.6 million compared to $1.0 million for the same period in 2005.

First quarter income before taxes in 2006 from the bank was $2.3 million compared to $1.6 million for the same period in 2005. Income from the bank increased approximately $730 thousand over the same period last year and accounted for 70% of the increase in earnings. This increase in income is attributable to a focus on commercial lending, increased name recognition and the addition of experienced professional loan officers, all of which expanded our base of business. Earnings were impacted by increased interest expense associated with an increase in short term borrowings and higher interest rates on deposits. Income from the mortgage company was $536 thousand for the three months ended March 31, 2006, compared to $224 thousand for the corresponding period in 2005. This increase was primarily due to the increase in gain on sale of loans in the first quarter of 2006.

In the three months ended March 31, 2006 the bank accounted for 94.9% of the pretax consolidated earnings. The bank is the predominant contributor to growth and earnings. Revenue from the mortgage company is subject to fluctuations as mortgage interest rates change.

Basic earnings per common share for the first quarter of 2006 amounted to $0.20 per share, up from $0.13 per share in 2005. Diluted earnings per share for the first quarter were $0.17, up from $0.11 per share in the first quarter of 2005.

Interest and fees on loans increased by $2.4 million in the three months ended March 31, 2006 over the same period of 2005, reflecting the $85.1 million increase in loans held for investment from the first quarter of 2005. Interest on investment securities increased $558 thousand due to a $53.5 million increase in investment securities over March 31, 2005. Noninterest income totaled $6.1 million for the three months ended March 31, 2006 compared to $6.2 million for the same period in 2005.

Net Interest Income

Net interest income, our principal source of bank earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits) used to fund earning assets. During the first quarter of 2006, our net interest margin decreased 6 basis points from 3.20% in 2005 to 3.14% in 2006. The decrease in net interest margin is due to the flat yield curve and increased rates on deposits.

Net interest income for three months ended March 31, 2006 increased to $4.1 million compared to $3.2 million for the same period in 2005. Net interest income depends upon the volume of earning assets and interest-bearing liabilities and the associated rates. Average interest-earning assets increased $125.4 million from $398.3 million at March 31, 2005 to $523.7 million in 2006. The increase is attributed to the growth in average loans which increased by $78.2 million and the growth in average investment securities which increased by $46.6 million. The yield on earning assets increased from 5.64% in 2005 to 6.61% in 2006, reflecting an increase in yield on all earning asset categories and the current rate environment.

Total interest expense for the first quarter of 2006 increased $2.1 million over the total of $2.4 million for the same period in 2005 as a result of increases in interest-bearing deposits and increased interest expense on borrowings. Total interest-bearing deposits averaged $339.6 million for the period ended March 31, 2006 compared to $241.6 million for the period ended March 31, 2005. Borrowed funds for three months ended March 31, 2006 averaged $107.3 million compared to $73.9 million for the corresponding period in 2005. The increase in deposits and borrowings funded the growth in earning assets. The average cost of interest-bearing liabilities at March 31, 2006 was 4.07%, up 98 basis points from March 31, 2005.

The following table presents an analysis of average interest-earning assets and interest-bearing liabilities, the interest income or expense applicable to each asset or liability category and the resulting yield or rate paid.

Yield on Average Earning Assets and Rates on Average Interest-Bearing Liabilities

	Three Month Period Ended March 31,
	2006			2005
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollars in thousands)

Assets:
Interest-earning assets:
Securities*	$99,572	$1,063	4.27%	$52,947	$493	3.72%
Loans(1)	414,633	7,495	7.23	336,443	5,060	6.02
Interest-bearing deposits	9,504	99	4.17	8,950	66	2.95

Total interest-earning assets	523,709	8,657	6.61	398,340	5,619	5.64
Noninterest-earning assets:
Cash and due from banks	10,284			11,202
Premises, land and equipment	9,683			8,750
Other assets	5,646			5,600
Less: allowance for loan losses	(5,250)			(4,070)
Total noninterest-earning assets	20,363			21,482

Total assets	$544,072			$419,822

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$11,073	$61	2.20%	$10,580	$40	1.51%
Money market deposit accounts	127,282	1,221	3.84	111,978	831	2.97
Savings accounts	494	1	0.81	389	1	1.03
Time deposits	200,727	2,016	4.02	118,619	935	3.15

Total interest-bearing deposits	339,576	3,299	3.89	241,566	1,807	2.99
FHLB advances	61,933	719	4.64	25,056	170	2.71
Securities sold under agreements to repurchase	1,592	13	3.27	2,100	9	1.71
Other short-term borrowings	11,768	114	3.87	9,788	40	1.63
Long-term borrowings	21,668	202	3.73	26,618	252	3.79
Subordinated debentures	10,311	201	7.80	10,311	157	6.09

Total interest-bearing liabilities	446,848	4,548	4.07	315,439	2,435	3.09
Noninterest-bearing liabilities:
Demand deposits	60,302			74,335
Other liabilities	4,482			3,641

Total liabilities	511,632			393,415
Shareholders’ equity	32,440			26,407

Total liabilities and shareholders’ equity	$544,072			$419,822

Interest spread(2)			2.54%			2.55%

Net interest margin(3)*		$4,109	3.14%		$3,184	3.20%

(1)	Loans placed on non-accrual status are included in loan balances.

(2)	Interest spread is the average yield earned on earning assets, less the average rate incurred on interest-bearing liabilities.

(3)	Net interest margin is net interest income, expressed as a percentage of average earning assets.

*	Note: Interest income and yields are presented on a fully taxable equivalent basis using 34% tax rate.

The following table presents the relative impact on net interest income of the volume of earning assets and interest-bearing liabilities and the rates earned and paid by us on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amount of the change in each category.

Volume and Rate Analysis

	Three Months Ended March 31,
	2006 Compared to 2005
	Change due to:
	Increase/
	(Decrease)	Volume	Rate
	(In thousands)

Interest-earning assets:
Securities	$570	$488	$82
Loans	2,435	1,308	1,127
Interest-bearing deposits	33	4	29

Total increase (decrease) in interest income	3,038	1,800	1,238
Interest-bearing liabilities:
Interest-bearing demand deposits	21	2	19
Money market deposit accounts	390	124	266
Savings accounts	—	—	—
Time deposits	1,081	772	309

Total interest-bearing deposits	1,492	898	594
FHLB advances	549	370	179
Securities sold under agreements to repurchase	4	(3)	7
Other short-term borrowings	74	10	64
Long-term borrowings	(50)	(46)	(4)
Subordinated debentures	44	—	44

Total increase (decrease) in interest expense	2,113	1,229	884
Increase in net interest income	$925	$571	$354

Noninterest Income

Noninterest income consists of revenue generated from a broad range of financial services and activities. The mortgage company provides the most significant contributions towards noninterest income. Total noninterest income was $6.1 million for the first quarter of 2006 compared to $6.2 million for the same period in 2005, a decrease of $100 thousand. Gains on the sale of loans originated by the mortgage company totaled $5.1 million compared to $4.6 million in 2005. Mortgage broker fees amounted to $866 thousand compared to $931 thousand in 2005. Other income totaled $48 thousand, down from $554 thousand at March 31, 2005. The decrease in other income is primarily due to the decline in miscellaneous loan related fees.

The production volume of our mortgage company is subject to many cyclical risks against which we actively manage. The production volume and accompanying noninterest income are subject to the risks associated with the general interest rate environment as well as the new home and resale activity of the residential real estate market in the communities we serve.

Noninterest Expense

Noninterest expense totaled $7.6 million for the first quarter of 2006 compared to $7.7 million for the same period in 2005. Salaries and benefits totaled $4.7 million for the first quarter of 2006 slightly up from $4.6 million in 2005. These comprised 61.8% of total non-operating expense for the first quarter of 2006 compared to 59.6% for the same period in 2005. Of the $4.7 million, 67.5% of the expense is attributable to the mortgage company and 32.5% is attributable to the bank. The majority of compensation expense for the mortgage company is variable with loan origination volume. Other operating expenses totaled $2.4 million at March 31, 2006, down from $2.6 million at March 31, 2005. Advertising is the largest component of other operating expense and totaled $1.0 million at March 31, 2006 compared to $800 thousand at March 31, 2005.

Comparison of Results of Operations — Years Ended December 31, 2005, 2004 and 2003

Net income increased $2.6 million for the year ended December 31, 2005 and totaled $5.9 million compared to $3.3 million in 2004, which included extraordinary income of $330 thousand in connection with the acquisition of United First Mortgage. Average earning assets totaled $437.7 million for 2005, up from $321.3 million in 2004, an increase of approximately 36.2%. Return on average assets increased from 0.97% in 2004 to 1.29% in 2005 due to the increase in average earning assets. Return on average equity increased to 20.63% in 2005 from 14.48% in 2004. Diluted earnings per share for 2005 were $0.63, up from the $0.36 reported last year.

The following table shows return on assets (net income divided by average assets), return on equity (net income divided by average shareholders’ equity), dividend payout ratio (dividends declared per share divided by net income per share) and shareholders’ equity to assets ratio (average shareholders’ equity divided by average total assets) for each of the years presented.

Return on Average Assets and Return on Average Equity

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)

Average total assets	$457,251	$341,153	$263,415

Average shareholders’ equity	$28,586	$22,901	$18,637

Net income	$5,897	$3,315	$3,816

Cash dividends declared	$—	$—	$—

Return on average assets	1.29%	0.97%	1.45%

Return on average shareholders’ equity	20.63%	14.48%	20.48%

Average shareholders’ equity to average total assets	6.25%	6.71%	7.08%

Net Interest Income

During 2005, our net interest margin decreased 15 basis points from 3.64% in 2004 to 3.49% in 2005. The yield on earning assets increased 0.68%, reflecting the prime rate increases during the year. The rate paid on interest-bearing liabilities increased 0.77% and contributed to the narrowing of our net interest margin.

Net interest income increased in 2005 to $15.3 million compared to $11.7 million in 2004. Net interest income depends upon the volume of earning assets and interest-bearing liabilities and the associated rates. Average interest-earning assets increased $116.4 million over the $321.3 million in 2004. The increase is primarily due to the growth in average loans which increased $74.9 million.

Total interest expense increased approximately $6.0 million to $12.5 million in 2005, up from $6.5 million in 2004, as a result of increases in interest-bearing deposits and increased cost of borrowings. Total interest-bearing deposits averaged $270.5 million in 2005 compared to $159.5 million in 2004. Borrowed funds averaged $87.2 million in 2005 compared to $79.7 million in 2004. The increase in deposits and borrowings funded the growth in earning assets. The average cost of interest-bearing liabilities was 3.50% in 2005 and 2.73% in 2004.

The following table presents an analysis of average interest-earning assets and interest-bearing liabilities, the interest income or expense applicable to each asset or liability category and the resulting yield or rate paid.

Yield on Average Earning Assets and Rates on Average Interest-Bearing Liabilities

	Period Ended December 31,
	2005			2004			2003
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollars in thousands)

Assets:
Interest-earning assets:
Securities	$64,862	$2,489	3.84%	$25,385	$905	3.57%	$14,160	$378	2.67%
Loans(1)	364,126	25,043	6.88	289,225	17,228	5.96	227,015	13,522	5.96
Interest-bearing deposits & federal funds sold	8,739	279	3.19	6,715	92	1.37	14,358	142	0.99

Total interest-earning assets	437,727	27,811	6.35	321,325	18,225	5.67	255,533	14,042	5.50
Noninterest-earning assets:
Cash and due from banks	10,579			8,169			5,437
Premises, land and equipment	9,260			8,466			724
Other assets	4,118			6,138			4,084
Less: allowance for loan losses	(4,433)			(2,945)			(2,363)

Total noninterest-earning assets	19,524			19,828			7,882
Total assets	$457,251			$341,153			$263,415

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$10,630	$200	1.88%	$9,075	$93	1.02%	$6,212	$68	1.09%
Money market deposit accounts	130,147	4,256	3.27	40,506	838	2.07	18,748	269	1.43
Savings accounts	450	4	0.89	470	4	0.85	539	3	0.56
Time deposits	129,314	4,560	3.53	109,453	3,420	3.12	117,803	3,626	3.08

Total interest-bearing deposits	270,541	9,020	3.33	159,504	4,355	2.73	143,302	3,966	2.77
FHLB advances	43,375	1,610	3.71	44,598	662	1.48	10,788	175	1.62
Securities sold under agreements to repurchase	925	19	2.05	2,290	25	1.09	1,381	9	0.65
Other short-term borrowings	8,520	250	2.93	4,741	121	2.55	4,510	39	0.86
Long-term borrowings	24,028	917	3.82	17,801	854	4.80	13,762	421	3.06
Subordinated debentures	10,311	706	6.85	10,311	514	4.98	5,593	294	5.26

Total interest-bearing liabilities	357,700	12,522	3.50	239,245	6,531	2.73	179,336	4,904	2.73
Noninterest-bearing liabilities:
Demand deposits	66,862			75,883			60,538
Other liabilities	4,103			3,124			4,904

Total liabilities	428,665			318,252			244,778
Shareholders’ equity	28,586			22,901			18,637
Total liabilities and shareholders’ equity	$457,251			$341,153			$263,415

Interest spread(2)			2.85%			2.94%			2.77%

Net interest margin(3)*		$15,289	3.49%		$11,694	3.64%		$9,138	3.58%

(1)	Loans placed on non-accrual status are included in loan balances.

(2)	Interest spread is the average yield earned on earning assets, less the average rate incurred on interest-bearing liabilities.

(3)	Net interest margin is net interest income, expressed as a percentage of average earning assets.

*	Note: Interest income and yields are presented on a fully taxable equivalent basis using 34% tax rate.

The following table presents the relative impact on net interest income of the volume of earning assets and interest-bearing liabilities and the rates earned and paid by us on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amount of the change in each category.

Volume and Rate Analysis

	Years Ended December 31,
	2005 compared to 2004			2004 compared to 2003			2003 compared to 2002
	Change Due To:			Change Due To:			Change Due To:
	Increase/			Increase/			Increase/
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
	(In thousands)

Interest-earning assets:
Investments	$1,584	$1,511	$73	$527	$369	$158	$(15)	$158	$(173)
Loans	7,815	4,897	2,918	3,706	3,699	7	3,991	5,464	(1,473)
Interest-bearing deposits	187	35	152	(52)	(93)	41	(2)	69	(71)
Federal funds sold	—	—	—	2	—	2	(17)	(8)	(9)

Total increase (decrease) in interest income	9,586	6,443	3,143	4,183	3,975	208	3,957	5,683	(1,726)

Interest-bearing liabilities:
Interest-bearing demand deposits	$107	$18	$89	$25	$30	$(5)	$(97)	$(23)	$(74)
Money market deposit accounts	3,418	2,709	709	569	410	159	(1)	121	(122)
Savings accounts	—	—	—	1	—	1	(2)	1	(3)
Time deposits	1,140	662	478	(206)	(253)	47	319	1,395	(1,076)

Total interest-bearing deposits	4,665	3,389	1,276	389	187	202	219	1,494	(1,275)

FHLB advances	948	(19)	967	487	503	(16)	(32)	40	(72)
Securities sold under agreements to repurchase	(6)	(20)	14	16	8	8	(15)	(7)	(8)
Other short-term borrowings	129	109	20	82	2	80	(118)	1	(119)
Long-term borrowings	63	260	(197)	433	147	286	421	421	—
Trust preferred	192	0	192	220	236	(16)	192	208	(16)

Total increase (decrease) in interest expense	5,991	3,719	2,272	1,627	1,083	544	667	2,157	(1,490)

Increase (decrease) in net interest income	$3,595	$2,724	$871	$2,556	$2,892	$(336)	$3,290	$3,526	$(236)

Noninterest Income

Total noninterest income was $31.5 million in 2005 compared to $26.0 million in 2004, an increase of $5.5 million. Gains on the sale of loans originated by the mortgage company totaled $24.1 million in 2005 compared to $20.0 million in 2004. Mortgage broker fees amounted to $5.6 million in 2005 and $4.6 million in 2004. The increases are due to a combination of a strong real estate market in our area, successful advertising of our mortgage products and an effective loan officer program.

Noninterest Expense

Noninterest expense totaled $36.3 million in 2005 compared to $31.6 million in 2004, an increase of $4.7 million over 2004. Salaries and benefits totaled $20.5 million and comprised 56.5% of total non-

operating expenses. Salaries and benefits increased approximately $1.9 million from 2004. The increase in salaries and benefits is largely due to the increase in commissions and salaries at the mortgage company and reflects the increase in loan originations. Approximately 71.8% of the total salaries expense is attributable to the mortgage company and 28.2% is attributable to the bank. The majority of compensation expense for the mortgage company is variable with loan origination volume. Mortgage loan originations increased from $780 million in 2004 to $990 million in 2005, a 26.9% increase.

Other operating expense increased approximately $2.8 million from $10.5 million in 2004 to $13.4 million in 2005, an increase of 26.9%. A significant portion of the other operating expenses of the mortgage company is variable with loan origination volume. Other operating expenses consist of advertising, investor fees, management fees, other settlement fees, and other marketing expense.

Impact of Inflation and Changing Prices

A bank’s asset and liability structure is substantially different from that of a non-financial company in that virtually all assets and liabilities of a bank are monetary in nature. The impact of inflation on financial results depends upon the bank’s ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. Our management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Income Taxes

Income tax expense increased $1.7 million in 2005, or 104.1%, compared to 2004, primarily as a result of increased net income. Note 8 of our notes to consolidated financial statements (audited) included in this prospectus shows the components of federal income tax. We expect to continue to accrue and pay taxes in accordance with all applicable tax laws and regulations. Our effective tax rate was 36% in 2005 compared to 35% in 2004. Many of our competitors, primarily federal and state credit unions, are exempt from the taxation against which we are subjected.

Financial Condition at March 31, 2006 and December 31, 2005

Asset Summary

Our assets totaled $592.5 million at March 31, 2006, an increase of $55.4 million from year-end 2005. We continue to experience strong growth in assets. Net loans held for investment, originated by the bank, increased $13.8 million over year end. The growth in loans held for investment is due to continued strong loan demand in our area and increased market penetration. Loans held for sale totaled $70.6 million, up $25.6 million from December 31, 2005. The increase in loans held for sale is due to an increase in loan originations during the month of March 2006 and a build up of inventory to complete a bulk trade. Our management continues to employ a strategy of attracting highly qualified professional lenders to support future growth in the loans held for investment. The future balances in the loans held for sale category will continue to experience volatility due to fluctuations of interest rates. The balances of this short term investment fluctuate daily as necessary to support loan origination and secondary market sales activities.

Our asset growth during the period was supported by a combination of deposit growth and short term borrowings. Deposits totaled $423.1 million at March 31, 2006 up from $419.6 million at December 31, 2005. Short term borrowings increased by $53.6 million during the first quarter of 2006. The increase in short term borrowings is due in part to the increase in loans held for sale. In addition, we use short term borrowings to compensate for fluctuations in core deposits. The bank concentrates on commercial accounts and, due to the nature of these accounts, balances can be subject to wide fluctuations. Our management has expanded the business development and marketing staff to support future deposit growth necessary to fund loan growth. Our management expects continued utilization of wholesale certificates of deposit and other borrowings as necessary to fund the loans held for sale activity and growth in financial investments.

Investment Portfolio

Our securities portfolio is comprised of U.S. treasury securities, U.S. government agency securities, obligations of states and political subdivisions, mortgage backed securities, Federal Reserve and FHLB stock. We use our investment portfolio to provide liquidity and as a tool for managing interest sensitivity in the balance sheet, while generating a reasonable return. At March 31, 2006 the securities portfolio totaled $110.2 million, up from $87.8 million on December 31, 2005. All securities were classified as available for sale. Securities classified as available for sale are accounted for at fair market value with unrealized gains and losses recorded directly to a separate component of stockholders’ equity, net of associated tax effect. Our securities classified as available for sale had an unrealized loss net of deferred taxes of $956 thousand at March 31, 2006.

Loans Held for Investment

Loans held for investment constitute the largest component of our earning assets and consist of commercial loans, real estate loans, construction loans, and consumer loans. These lending activities provide access to credit to small- to medium-sized businesses, the individuals associated with these businesses, and professionals in the Washington, D.C. metropolitan area.

At March 31, 2006, loans held for investment increased by $13.9 million from December 31, 2005 and totaled $383.6 million. The increase is due to a combination of factors, including direct solicitation, referrals, community involvement, expansion of the bank’s loan officer staffing, and increased name recognition and acceptance of the bank’s products and services within the marketplace. Our management intends to continue to increase loan officer staffing and support in order to facilitate continued growth in the portfolio.

The following is a summary of the loan portfolio held for investment at March 31, 2006. Commercial loans represent 11.4% of our held for investment portfolio. Real estate construction loans, also known as construction and land development loans, comprise 9.8% of our held for investment loan portfolio. Real estate non-residential loans, also known as “commercial mortgages,” represent 37.4% of our loan portfolio held for investment. Real estate residential loans includes loans secured by first or second mortgages on 1-4 family residential properties and represents 41.1% of the portfolio. Of this amount, the following sub-categories exist as a percentage of the whole residential real estate loan portfolio: home equity lines of credit (14.7%), first trust mortgage loans (74.7%), loans secured by a junior trust (7.4%), and multi-family loans and loans secured by farmland (3.2%). Consumer loans make up less than 0.3% of our loan portfolio.

Loans Held for Sale

The loans held for sale are closed in our name and carried on our books until the loan is delivered to and purchased by an investor. In the three months ended March 31, 2006, we originated $155.7 million of loans processed in this manner. At March 31, 2006 loans held for sale totaled $70.6 million compared to $45.0 million at year end 2005. The increase in loans held for sale is primarily due to an increase in inventory pending a bulk loan sale, which closed subsequent to March 31, 2006

Brokered Loans

Brokered loans are underwritten and closed by a third party lender. We are paid a fee for procuring and packaging brokered loans. For first quarter of 2006, we originated a total volume of $37.5 million in residential mortgage loans under this type of delivery method, as compared to $41.7 million in the first quarter of 2005. Brokered loans accounted for 19.4% of the total loan volume for the first quarter of 2006.

Allowance for Loan Losses

The allowance for loan losses increased by $124 thousand and totaled $5.3 million at March 31, 2006 compared to $5.2 million at year end 2005. The allowance for loan losses at March 31, 2006 was 1.39% of total loans held for investment compared to 1.41% at year end 2005. The allowance for commercial loans as a percent of the total commercial loans amounted to 3.6%, compared to 4.0% at year end 2005. The allowance for construction loans was 1.3% at March 31, 2006 and December 31, 2005. The allowance for commercial real estate loans was 1.4% of total commercial real estate loans as of March 31, 2006 and 1.4% at year end 2005. The allowance for residential real estate loans remained unchanged and was 0.8% as a percent of total residential real estate loans at March 31, 2006 and December 31, 2005. Although actual loan losses have been insignificant, our senior credit management, with over 60 years in collective experience in managing similar portfolios in our marketplace, concluded the amount of our reserve and the methodology applied to arrive at the amount of the reserve is justified and appropriate due to the lack of seasoning of the portfolio, the relatively large dollar amount of a relatively small number of loans, portfolio growth, staffing changes, volume, changes in individual risk ratings on new loans and trend analysis. Outside of our own analysis, our reserve adequacy and methodology are reviewed on a regular basis by our internal audit program and bank regulators and such reviews have not resulted in any material adjustment to the reserve.

The bank does not have a meaningful history of charge-offs with which to establish trends in loan losses by loan classifications. As of March 31, 2006, the total net charge-offs for the six years of operation was approximately $19 thousand. The overall allowance for loan losses is equivalent to approximately 1.39% of total loans held for investment. The loss risk of each loan within a particular classification, however, is not the same. The methodology for arriving at the allowance is not dictated by loan classification, but is a combination of specific allocations and percentages allocation of the unallocated portion of the allowance for loan losses. The methodology as to how the allowance was derived is detailed below. We have developed a comprehensive risk weighting system based on individual loan characteristics that enables us to allocate the composition of the allowance for loan losses by types of loans. Unallocated amounts included in the allowance for loan losses have been applied to the loan classifications on a percentage basis.

Adequacy of the reserve is assessed, and appropriate expense and charge-offs are taken, no less frequently than at the close of each fiscal quarter end. The methodology by which we systematically determine the amount of our reserve is set forth by our board of directors in our credit policy. Under this policy, our chief credit officer is charged with ensuring that heterogeneous loans are individually evaluated and the portfolio characteristics are evaluated to arrive at an appropriate aggregate reserve. The results of the analysis are documented, reviewed and approved by our board of directors no less than quarterly. The following elements are considered in this analysis: loss estimates on specific problem credits (the “specific reserve”); individual loan risk ratings; lending staff changes; loan review and board oversight; loan policies and procedures; portfolio trends with respect to volume, delinquency, composition/concentrations of credit, risk rating migration, levels of classified credit, off-balance sheet credit exposure, and any other factors considered relevant from time to time (the “general reserve”); and, finally, an “unallocated reserve” to cover any unforeseen factors not considered above in the appropriate magnitude. Each of the reserve components, general, specific and unallocated are discussed in further detail below.

With respect to the general reserve, all loans are graded or “risk rated” individually for loss potential at the time of origination and as warranted thereafter, but no less frequently than quarterly. Loss potential factors are applied based upon a blend of the following criteria: our own direct experience at this bank; our collective management experience in administering similar loan portfolios in the market for over 60 years; and peer data contained in statistical releases issued by both the Office of the Comptroller of the Currency and the FDIC. Although looking only at peer data and the bank’s historically low write-offs would suggest a lower loan loss allowance, our management’s experience with similar portfolios in the same market combined with the fact that our portfolio is relatively unseasoned justify a conservative approach in contemplating external statistical resources. Accordingly, our management’s collective experience at this bank and other banks is the most heavily weighted criterion, and the weighting is subjective and varies by loan type, amount, collateral, structure, and repayment terms. Prevailing economic conditions generally and within each individual borrower’s business sector are considered, as well as any changes in the borrower’s own financial position and, in the case of commercial loans, management structure and business operations. As of March 31, 2006 our evaluation of these factors supported approximately 64.7% of the total loss reserve. As our portfolio ages and we gain more direct experience, that direct experience will weigh more heavily in our evaluation.

When deterioration develops in an individual credit, the loan is placed on a “watch list” and the loan is monitored more closely. All loans on the watch list are evaluated for specific loss potential based upon either an evaluation of the liquidated value of the collateral or cash flow deficiencies. If management believes that, with respect to a specific loan, an impaired source of repayment, collateral impairment or a change in a debtor’s financial condition presents a heightened risk of non-performance of a particular loan, a portion of the reserve may be specifically allocated to that individual loan. The aggregation of this loan by loan loss analysis comprises the “specific reserve” and accounted for approximately 16.0% of the total loss reserve. For the first quarter of 2006, this specific reserve relates to three loans totaling $2.1 million as of March 31, 2006 that were assigned additional reserves based on an evaluation of the established primary and secondary sources of repayment, which suggested a potential degradation in those sources of repayment.

The unallocated reserve is maintained to absorb risk factors outside of the general and specific allocations. Maximum and minimum target limits are established by us on a quarterly basis for the unallocated reserve. As of March 31, 2006, the threshold range for this component was 0.00% to 0.15% of the total loan portfolio and accounted for approximately 19.3% of the total loss reserve.

An analysis of our allowance for loan losses as of and for the period indicated is set forth in the following tables:

Analysis of Allowance for Loan Losses
(In thousands)

Balance as of December 31, 2005	$5,215
Charge-offs	—
Recoveries	—
Provision	124

Balance as of March 31, 2006	$5,339

The following table sets forth the allocation of allowance for loan losses and percent of our total loans represented by the loans in each loan category at March 31, 2006 and December 31, 2005.

Allocation of the Allowance for Loan Losses

	March 31, 2006				December 31, 2005
			Allowance				Allowance
			for Loan				for Loan
	Amount	Percentage	Loss	Percentage	Amount	Percentage	Loss	Percentage
	(Dollars in thousands)

Commercial	$43,751	11.40%	$1,588	29.74%	$38,516	10.42%	$1,546	29.64%
Commercial real estate	143,461	37.40	1,958	36.67	137,423	37.17	1,896	36.36
Real estate construction	37,463	9.77	504	9.45	37,054	10.02	499	9.58
Residential real estate	157,732	41.12	1,274	23.86	156,185	42.24	1,267	24.30
Consumer	1,200	0.31	15	0.28	555	15.00	6	0.12

	$383,607	100.00%	$5,339	100.00%	$369,733	100.00%	$5,215	100.00%

Nonperforming Assets And Past Due Loans

At March 31, 2006 there were two loans in non-accrual status totaling $1.2 million. Non-accrual loans are carefully monitored and specific reserves established as necessary to ensure any estimated loss can be absorbed by the designated reserve. Approximately $811 thousand of the loss reserve was designated as specific reserve to these non-performing loans. In management’s estimate, the specific reserve for these loans will be adequate to absorb reasonably foreseeable losses. Our management actively works with the borrowers to maximize potential for repayment and reports on the status of the same to our board of directors, no less than on a monthly basis.

Deposits

Deposits are our primary source of funding loan growth. At March 31, 2006 deposits totaled $423.1 million compared to $419.6 million on December 31, 2005, an increase of $3.5 million. Noninterest-bearing accounts increased $5.0 million, savings and money market accounts declined $10.4 million, and time deposits increased $8.9 million. The decline in savings and money market accounts is partially due to transfers into time deposits for higher interest rates. Our core deposit base is comprised primarily of commercial accounts and, due to the inherent nature of these accounts, balances can be subject to wide fluctuations. At March 31, 2006, select core commercial noninterest-bearing accounts were down approximately $8.7 million from December 2005 levels. These temporary fluctuations are typically offset by growth in deposits and short term borrowings.

The following table presents a breakdown of deposits at periods ended March 31, 2006 and December 31, 2005:

Deposit Distribution

	March 31,	December 31,
	2006	2005
	(In thousands)

Noninterest-bearing deposits	$86,037	$81,034
Savings and interest-bearing deposits	138,651	149,094
Time deposits < $100k	66,445	60,277
Time deposits > $100k	131,979	129,224

Total at period end	$423,112	$419,629

Borrowings

The following table details the maturities and rates of our borrowings from the FHLB, for the quarter ended March 31, 2006, and the year ended December 31, 2005:

Borrowed Funds Distribution

	March 31,	December 31,
	2006	2005
	(Dollars in thousands)

At period end
FHLB advances	$85,000	$36,000
FHLB long term borrowings	20,732	21,786
Securities sold under agreements to repurchase	1,227	977
Other short term borrowings	15,540	11,219
Subordinated debentures	10,311	10,311

Total at period end	$132,810	$80,293

Average balances
FHLB advances	$61,933	$43,375
FHLB long term borrowings	21,668	24,028
Securities sold under agreements to repurchase	1,592	925
Other short term borrowings	11,768	8,520
Subordinated debentures	10,311	10,311

Total average balance	$107,272	$87,159

Average rate paid on all borrowed funds	4.66%	4.02%

Liquidity Management

Liquidity is our ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining our ability to meet the daily cash flow requirements of both depositors and borrowers.

Asset and liability management functions not only serve to assure adequate liquidity in order to meet the needs of our clients, but also to maintain an appropriate balance between interest sensitive assets and interest sensitive liabilities so that we can earn an appropriate return for our shareholders.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments and maturities of investment securities. Other short-term investments such as federal funds sold and maturing interest-bearing deposits with other banks are additional sources of liquidity funding. At March 31, 2006, overnight interest-bearing balances totaled $3.5 million and securities available for sale totaled $110.2 million.

The liability portion of our balance sheet provides liquidity through various interest-bearing and noninterest-bearing deposit accounts, federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings. At March 31, 2006, we had a line of credit with the FHLB totaling $155.7 million and outstanding variable rate loans of $85.0 million, and an additional $20.7 million in term loans at fixed rates ranging from 2.70% to 5.09% leaving $50.0 million available on the line. In addition to the line of credit with the FHLB, the bank and the mortgage company also issue commercial paper and enter into repurchase agreements. As of March 31, 2006, outstanding repurchase agreements totaled $1.2 million and commercial paper issued amounted to $17.4 million. The interest rate on these instruments is variable and subject to change daily. The bank also maintains federal funds lines of credit with its correspondent banks and, at March 31, 2006, these lines amounted to $22.6 million. We also have $10.3 million in junior subordinated debentures to support the growth of the organization.

Off-Balance Sheet Items

In the ordinary course of business, the bank issues commitments to extend credit and, at March 31, 2006, these commitments amounted to $25.5 million. These commitments do not necessarily represent cash requirements, since many commitments are expected to expire without being drawn on.

At March 31, 2006, the bank had approximately $74.5 million in unfunded lines of credit and letters of credit. These lines of credit, if drawn upon, would be funded from routine cash flows and short term borrowings. As we continue the planned expansion of the loan portfolio held for investment, the volume of commitments and unfunded lines of credit is expected to increase accordingly.

Capital Resources and Shareholders’ Equity

Shareholders’ equity was $33.0 million at March 31, 2006. A strong capital position is vital to our continued profitability. It also promotes depositor and investor confidence and provides a solid foundation for the future growth of the organization. Shareholders’ equity increased by $1.9 million during the three months ended March 31, 2006. The increase is due to the retention of $1.6 million in earnings following a $40 thousand dividend payment. Other comprehensive income (loss) representing unrealized losses on available for sale securities was $956 thousand net of taxes.

Banking regulators have defined minimum regulatory capital ratios that we and the bank are required to maintain. These risk based capital guidelines take into consideration risk factors, as defined by the banking regulators, associated with various categories of assets, both on and off the balance sheet. Both we and the bank are classified as well capitalized, which is the highest rating. The following risk-based capital analysis table outlines the regulatory components of our capital and risk based capital ratios.

Risk-Based Capital Analysis

	March 31,	December 31,
	2006	2005
	(Dollars in thousands)

Tier 1 capital:
Common stock	$6,764	$6,644
Capital surplus	9,427	9,099
Retained earnings	17,810	16,227
Less net unrealized loss on equity securities	(34)	(19)
Subordinated debentures	10,000	10,000

Total Tier 1 capital	43,967	41,951
Subordinated debentures not included in Tier 1	—	—
Allowance for loan losses	5,268	4,855

Total risk based capital	$49,235	$46,806

Risk weighted assets	$421,176	$388,378

Quarterly average assets	$544,073	$552,292

	Regulatory
	Minimum

Capital ratios:
Leverage capital ratio	4.00%	8.08%	7.60%
Tier 1 capital ratio	4.00	10.44	10.80
Total capital ratio	8.00	11.69	12.05

Financial Condition at December 31, 2005 and 2004

Asset Summary

We completed our sixth year of operation continuing our trend of significant growth in assets. Total assets at December 31, 2005 were $537.0 million, an increase of $117.0 million. Our growth in assets is comprised of a $77.1 million increase in loans held for investment, an $8.8 million increase in loans held for sale, and a $36.4 million increase in investment securities. Total assets averaged $457.3 in 2005, approximately $116.1 million higher than total average assets for 2004.

The growth in assets was funded by a $45.8 million increase in savings and interest-bearing deposits and a $69.5 million increase in time deposits. Short term borrowings increased $11.1 million. Shareholders equity increased $5.2 million resulting from net income of $5.9 million less the unrealized holdings losses relating to investments available for sale of $0.7 million.

Management intends to focus on strategic growth opportunities and continued emphasis on high quality loan originations and solid core deposit growth. This will be accomplished by maintaining and expanding our base of business in our market area.

The following discussions by major categories explain the changes in financial condition in more detail.

Cash and Cash Equivalents

Cash and cash equivalents consisting of cash and due from banks and interest-bearing deposits in other banks totaled $23.2 million at December 31, 2005 compared to $30.5 million in 2004, a decrease of $7.3 million. The decrease is due in part to fluctuations in deposits associated with business operating accounts and the receipt of funds from the sale of loans.

Investment Portfolio

At December 31, 2005 the securities portfolio totaled $87.8 million, up from $51.4 million in 2004. The increase in investments is due to the increase in deposits and short term borrowings. All securities were classified as available for sale. The FASB requires that securities classified as available for sale be accounted for at fair market value. Unrealized gains and losses are recorded directly to a separate component of stockholders’ equity. Securities classified as available for sale had an unrealized loss net of deferred taxes of $785 thousand on December 31, 2005.

The carrying values of investment securities held by us at the dates indicated are summarized as follows:

Investment Securities Available for Sale

	December 31,
	2005	2004	2003
	(In thousands)

Investment securities available for sale:
U.S. Treasury securities	$1,602	$1,638	$1,692
U.S. government agency securities	75,260	44,261	15,776
Mortgage backed securities	1,393	2,235	3,912
Tax exempt municipals	2,840	—	—
Taxable municipals	1,466	—	—
Mutual fund	1,471	—	—
Other	3,739	3,244	1,798

Total securities	$87,771	$51,378	$23,178

The following table shows maturities of the carrying values and the weighted-average yields of investment securities held by us at December 31, 2005.

Investment Securities Available for Sale

	Maturing
			After One Year		After Five Years
	Within		But Within		But Within
	One Year		Five Years		Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)

Investment securities available for sale(1)
U.S. Treasury securities	$—	—%	$1,602	3.49%	$—	—%	$—	—%	$1,602	3.49%
U.S. government agency securities	1,968	3.05	71,808	4.02	1,484	5.15	—	—	75,260	4.02
Mortgage backed securities	—	—	1,393	4.88	—	—	—	—	1,393	4.88
Tax exempt municipals	—	—	—	—	2,330	5.26	510	5.69	2,840	4.35
Taxable municipals	—	—	—	—	1,466	4.30	—	—	1,466	4.30

Total	$1,968	3.05%	$74,803	4.03%	$5,280	4.96%	$510	5.69%	$82,561	4.04%

(1)	Excludes CRA Mutual Fund, Federal Reserve Bank Stock and FHLB Stock.

Loans Held for Investment

Loans held for investment totaled $369.7 million at December 31, 2005, an increase of $77.1 million over 2004. Commercial loans decreased by approximately $9.9 million from last year as a result of payoffs and increased competition for this type of loan. Loans secured by commercial real estate increased $40.5 million, a 41.8% increase over 2004. The growth in commercial real estate loans reflects the strong real estate market and our commitment to owner occupied commercial financing. Our commercial loan officers have established professional relationships with our clients and are responsive to their credit and other financial needs. This relationship with our clients is responsible for generating new referrals and provides the basis for continued growth. Real estate construction loans increased $4.0 million over last year. This loan category is comprised of construction and land development loans, primarily for 1-4 family residences. The growth in this category is somewhat cyclical and highly competitive. Residential real estate loans increased $42.8 million, a 37.7% increase over 2004. This increase is primarily in variable rate mortgage loans and reflects the strong real estate market in our area. Consumer loans decreased from $723 thousand to $555 thousand in 2005 as a result of payoffs. The bank concentrates on providing banking services to small- to medium-sized businesses, the individuals associated with these businesses, and professionals in the Washington, D.C. metropolitan area. The bank also offers a complete line of consumer lending products, primarily as a service to the affiliates of our commercial and professional clients. The bank does not, however, actively market its consumer products at this time, which accounts for the nominal amount of consumer type loans.

Loans Held for Sale

Loans held for sale totaled $45.0 million at December 31, 2005 compared to $36.2 million in 2004, an increase of $8.8 million. The increase in loans held for sale is attributable to loans being accumulated for a bulk sale of a pool of loans. This process improves the pricing on the loans. Overall, volume of loan originations was up from 2004 by 26.8% from $780.8 million to $990.4 million. The increase in loan originations is due to the strong real estate market in our area and a favorable interest rate environment.

Continued loan portfolio growth in 2006 is forecasted as we continue to focus on expanding our base of business by serving the needs of the small to medium size businesses and professionals in our community. Mortgage trade associations have forecasted a 20% decline in residential mortgage loan volume in 2006 due to rising interest rates and a decline in refinance activity. Nonetheless, we expect that in 2006, the mortgage company will generate a similar volume as experienced in 2005 as a result of increasing its presence in the local area and by offering additional services. We expect the industry to experience consolidation and lower margins in 2006 when compared to recent periods.

The amounts of loans outstanding at the indicated dates are shown in the following table according to loan type.

Loan Portfolio Composition

	December 31,
		2005		2004		2003		2002		2001
		Percentage of		Percentage		Percentage		Percentage		Percentage
	Amount	Total	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total
	(Dollars in thousands)

Commercial	$38,516	10.42%	$48,427	16.55%	$31,759	16.78%	$17,324	15.09%	$9,115	13.26%

Commercial real estate	137,423	37.17	96,939	33.13	69,128	36.51	41,081	35.77	26,184	38.09

Real estate construction	37,054	10.02	33,073	11.30	13,766	7.27	10,057	8.76	10,821	15.75

Residential real estate	156,185	42.24	113,432	38.77	73,846	39.01	45,591	39.70	20,724	30.15

Consumer	555	0.15	723	0.25	821	0.43	782	0.68	1,892	2.75

Total loans	$369,733	100.00%	$292,594	100.00%	$189,320	100.00%	$114,835	100.00%	$68,736	100.00%

The following table presents the major classifications and maturity distributions of our loans held for investment as of December 31, 2005.

Loan Maturity Distribution

	December 31, 2005
		Over
		Three Months	Over One Year
	Three Months	Through	Through	Over
	or Less	One Year	Five Years	Five Years	Total
	(In thousands)

Commercial	$3,395	$17,736	$12,673	$4,712	$38,516
Commercial real estate	9,500	13,663	44,771	69,489	137,423
Real estate construction	7,384	23,396	2,912	3,362	37,054
Residential real estate	3,384	15,854	41,150	95,797	156,185
Consumer	—	287	239	29	555

Total	$23,663	$70,936	$101,745	$173,389	$369,733

Allowance for Loan Losses

For the year ended December 31, 2005, the allowance for loan loss was $5.2 million, an increase of 29.8% over the $4.0 million at the prior year-end. The increase is attributed to the 26.4% increase in the loan portfolio as well as a detailed analysis of risk and loss potential within the portfolio as a whole.

After six years of operations, the bank does not have a meaningful history of charge-offs with which to establish trends in loan losses by loan classifications. As of December 31, 2005, the total net charge-offs for the six years was less than $19 thousand. The overall allowance for loan losses is equivalent to approximately 1.41% of total loans held for investment.

The following table summarizes the balances of loans outstanding, changes in the allowance arising from charge-offs and recoveries by category and additions to the allowance that have been charged to expense.

Analysis of Allowance for Loan Losses

	Year Ended December 31
	2005	2004	2003	2002	2001
	(In thousands)

Balance, beginning of period	$4,019	$2,565	$2,048	$1,192	$489
Provision for loan losses	1,196	1,462	526	841	720
Charge-offs:
Commercial	—	8	11	—	17
Real estate		—	—	—	—
Consumer	—	—	—	—	—

Total charge-offs	—	8	11	—	17
Recoveries:
Commercial	—	—	2	15	—
Real estate	—	—	—	—	—
Consumer	—	—	—	—	—

Total recoveries	—	—	2	15	—

Net charge-offs	—	8	9	(15)	17

Balance, end of period	$5,215	$4,019	$2,565	$2,048	$1,192

The allowance for commercial loans as a percent of the total commercial loans amounted to 4.0%, compared to 3.0% in 2004. The allowance for commercial real estate loans was 1.38% of total commercial real estate loans in 2005 compared to 1.27% in 2004. The allowance for residential real estate loans as a percent of total residential real estate loans was 0.81% in 2005 compared to 0.76% in 2004. Net charge-offs from inception through December 31, 2005 have totaled less than $19 thousand. Since the bank does not have a meaningful charge-off experience, changes in the composition of the allowance for loan losses are due to volume and changes in individual risk ratings on new loans.

The loss risk of each loan within a particular classification, however, is not the same. The methodology for arriving at the allowance is not dictated by loan classification. Unallocated amounts included in the allowance for loan losses have been applied to the loan classifications on a percentage basis.

Although looking only at peer data and the bank’s historically low write-offs would suggest a lower loan loss allowance, our management’s experience with similar portfolios in the same market combined with the fact that our portfolio is relatively unseasoned justify a conservative approach in contemplating external statistical resources. Accordingly, our management’s collective experience at this bank and other banks is the most heavily weighted criterion, and the weighting is subjective and varies by loan type, amount, collateral, structure, and repayment terms. Prevailing economic condition generally and within each individual borrower’s business sector are considered, as well as any changes in the borrower’s own financial position and, in the case of commercial loans, management structure and business operations. As of December 31, 2005 our evaluation of these factors supported approximately 89.8% of the total loss reserve. As our portfolio ages and we gain more direct experience, the direct experience will weigh more heavily in our evaluation.

All loans on the watch list are evaluated for specific loss potential based upon either an evaluation of the liquidated value of the collateral or cash flow deficiencies. If our management believes that, with respect to a specific loan, an impaired source of repayment, collateral impairment or a change in a debtor’s financial condition presents a heightened risk of non-performance of a particular loan, a portion of the reserve may be specifically allocated to that individual loan. The aggregation of this loan by loan loss analysis comprises the specific reserve and accounted for approximately 16.4% of the total loss reserve. The specific reserve relates to three loans totaling $2.2 million as of December 31, 2005 that were assigned additional reserves based on an evaluation of the established primary and secondary sources of repayment, which suggested a potential degradation in those sources of repayment.

The unallocated reserve is maintained to absorb risk factors outside of the general and specific allocations. Maximum and minimum target limits are established by us on a quarterly basis for the unallocated reserve. As of December 31, 2005 the maximum amount for this component was 0.15% of the total loan portfolio and accounted for approximately 10.2% of the total loss reserve.

The following table sets forth the allocation of allowance for loan losses and percent of our total loans represented by the loans in each loan category at December 31, 2005, 2004, 2003, 2002 and 2001.

Allocation of the Allowance for Loan Losses

	December 31,
		Percentage		Percentage		Percentage		Percentage		Percentage
	2005	of Total	2004	of Total	2003	of Total	2002	of Total	2001	of Total
	(Dollars in thousands)

Commercial	$1,546	29.64%	$1,475	36.70%	$508	19.81%	$311	15.19%	$244	20.47%
Commercial real estate	1,896	36.36	1,235	30.73	1,054	41.09	797	38.92	467	39.18
Real estate construction	500	9.59	438	10.90	220	8.58	158	7.71	229	19.21
Residential real estate	1,267	24.29	862	21.45	772	30.10	768	37.50	172	14.43
Consumer	6	0.12	9	0.22	11	0.42	14	0.68	80	6.71

	$5,215	100.00%	$4,019	100.00%	$2,565	100.00%	$2,048	100.00%	$1,192	100.00%

Provision for Loan Losses

The provision for loan losses charged to operating expense was $1.2 million in 2005 compared to $1.5 million in 2004. Our management believes the allowance for loan losses is adequate to absorb inherent losses in the loan portfolio based on the evaluation as of December 31, 2005. In general, we expect the base level of provision for loan loss expense to be commensurate with the increase in the loans held for investment, tempered more or less with our assessment of the underlying credit risk in the portfolio as explained previously in detail.

Nonperforming Assets and Past Due Loans

At December 31, 2005 there were two loans in non-accrual status totaling $1.3 million. Non-accrual loans are carefully monitored and specific reserves established as necessary to ensure any estimated loss can be absorbed by the designated reserve. Over $811 thousand of the loss reserve was dedicated as specific reserve to these non-performing loans. In management’s estimate the specific reserve for these loans will be adequate to absorb reasonably foreseeable losses. Our management actively works with the borrowers to maximize potential for repayment and reports on the status of the same to our board of directors, no less than on a monthly basis.

As of December 31, 2005 there were no loans past due more than 90 days with respect to which interest was still being accrued.

Deposits

Deposits totaled $419.6 million at December 31, 2005 and were comprised of noninterest-bearing demand deposits in the amount of $81.0 million, savings and interest-bearing deposits in the amount of $149.1 million and time deposits in the amount of $189.5 million. Total deposits increased $102.2 million or 32% over December 31, 2004 and provided funds for the increases in loans and investment securities. We offer a variety of deposit accounts that have varying rates and terms. Our deposits are primarily from our local market. We utilize professional loan officers as our direct sales force in marketing both loans and deposits. Our primary focus with respect to core deposit activities is upon the business deposits in our market. Our goal is to expand the deposit base by adding personnel, opening new offices, direct marketing and traditional media advertising. Our client service focus is mainly on our business and professional clients, which usually generate more referrals for additional new business than do retail account holders. Growth in deposits from 2004 to 2005 is attributable to the above efforts. Deposit growth is expected to continue at a rapid yet lesser percentage of growth as the bank continues to expand its client base and build name recognition. We use wholesale deposits for specific funding requirements and to support the short term loans held for sale program.

The following table summarizes the deposit balances for the years ended December 31, 2005, 2004 and 2003:

Deposit Distribution

	December 31,
	2005	2004	2003
	(In thousands)

Noninterest-bearing deposits	$81,034	$94,108	$60,129
Savings and interest-bearing deposits	149,094	103,274	28,528
Time deposits < $100k	60,277	36,965	48,958
Time deposits > $100k	129,224	83,046	60,478

Total at period end	$419,629	$317,393	$198,183

Time deposits represent 45.2% of total deposits on December 31, 2005, as compared to 37.8% on December 31, 2004. Time deposits increased by 57.9% over December 31, 2004.

At December 31, 2005, noninterest-bearing deposits represented 19.3% of the total deposits, down from 29.7% in 2004. The composition of our noninterest-bearing accounts is primarily commercial and, as such, subject to fluctuations. Most of this activity relates to the operating accounts of businesses within our target market. There is a high degree of cross-over between these accounts and our clients who are commercial loan clients or who anticipate becoming loan clients.

Savings and interest-bearing deposits represent 35.5% of the total deposits and generally belong to businesses and professionals in the target market. Many of these depositors are also borrowers.

Interest-bearing demand deposits represent 3.2% of total deposits and are mostly from individuals, professionals and non-profit organizations within the target market.

Brokered or “wholesale” deposits accounted for 14.0% ($58.8 million) of total deposits at December 31, 2005 versus approximately $54 million at December 31, 2004. Wholesale depositors are outside of the target market and place their deposit with us solely due to the interest rate paid. Together with other funding sources, we use these types of deposits to fund the short term cash needs associated with the loans held for sale program discussed above under “Loans Held for Sale” as well as to carry long term investments such as “mortgage loans held for investment” and our real estate.

Certificate of Deposit Maturity Distribution

	December 31, 2005
			Over Six
	Three	Over Three	Through	Over
	Months	Through	Twelve	Twelve
	or Less	Six Months	Months	Months	Total
	(In thousands)

Less than $100,000	$20,622	$9,540	$13,513	$16,602	$60,277
Greater than or equal to $100,000	46,549	17,084	21,986	43,605	129,224

	$67,171	$26,624	$35,499	$60,207	$189,501

Borrowings

Borrowed funds consist of advances from the Federal Home Loan Bank of Atlanta (“FHLB”), subordinated debentures (trust preferred), securities sold under agreement to repurchase, federal funds purchased and commercial paper. At December 31, 2005 borrowed funds totaled $80.3 million compared to $74.4 million in 2004. FHLB advances increased $3.8 million from 2004. We use short term advances for supplementing the mortgage company’s funding requirements. Long term advances are used to match fundings and to lock in spreads on bank term loans.

The following table details the maturities and rates of our borrowings from the FHLB, for the three years ended December 31, 2005, 2004 and 2003:

Borrowed Funds Distribution

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)

At period end
FHLB advances	$36,000	$27,000	$5,000
Securities sold under agreements to repurchase	977	2,862	1,803
Other short term borrowings	11,219	7,217	4,253
FHLB long term borrowings	21,786	27,000	14,965
Subordinated debentures	10,311	10,311	10,311

Total at period end	$80,293	$74,390	$36,332

Average balances
FHLB advances	$43,375	$44,598	$10,788
Securities sold under agreements to repurchase	925	2,290	1,381
Other short term borrowings	8,520	4,741	4,510
FHLB long term borrowings	24,028	17,801	13,762
Subordinated debentures	10,311	10,311	5,593

Total average balance	$87,159	$79,741	$36,034

Average rate paid on all borrowed funds	4.02%	2.73%	2.60%

Liquidity Management

At December 31, 2005, overnight interest-bearing balances totaled $13.3 million and securities available for sale totaled $87.8 million.

At December 31, 2005, we had a line of credit with the FHLB totaling $160.0 million and outstanding variable rate loans of $35 million, and an additional $22.8 million in term loans at fixed rates ranging from 2.70% to 4.97% leaving $102.2 million available on the line. In addition to the line of credit at the Federal Home Loan Bank, the bank and the mortgage company also issue repurchase agreements and commercial paper. As of December 31, 2005, outstanding repurchase agreements totaled $1.0 million and commercial paper issued amounted to $11.2 million. The interest rate on these instruments is variable and subject to change daily. The bank also maintains federal funds lines of credit with its correspondent banks and, at December 31, 2005, these lines amounted to $22.6 million. We also had $10.3 million in subordinated debentures to support the growth of the organization.

Contractual Obligations

The table below presents our contractual obligation and scheduled payment amounts due at various intervals over the next three years and beyond, as of December 31, 2005.

Contractual Obligations

	Payments due by Period
	December 31, 2005
	Less Than	1 - 3	More Than
	1 Year	Years	3 Years	Total
	(In thousands)

FHLB advances	$36,000	$—	$—	$36,000
Securities sold under agreements to repurchase	977	—	—	977
FHLB long term borrowings	—	7,500	14,286	21,786
Other short-term borrowings	11,219	—	—	11,219
Subordinated debentures	10,311	—	—	10,311
Leases	450	337	149	936

Total contractual obligations	$58,957	$7,837	$14,435	$81,229

We have funded our growth in interest-earning assets through a combination of deposits, retention of earnings and borrowed funds. We expect our short and long term sources of liquidity and capital to remain adequate to support expected growth. The bank relies on a variety of short and long term resources for liquidity from a variety of sources that substantially reduces reliance upon any single provider.

Off-Balance Sheet Items

During the ordinary course of business, the bank issues commitments to extend credit and, at December 31, 2005, these commitments amounted to $5 million. These commitments do not necessarily represent cash requirements, since many commitments are expected to expire without being drawn on.

At December 31, 2005, the bank had approximately $72 million in unfunded lines of credit. These lines of credit, if drawn upon, would be funded from routine cash flows. Cash flows from financing activities, which includes deposit growth and borrowing, generated over $108.2 million.

Capital Resources and Shareholders’ Equity

Shareholders’ equity increased $5.2 million during 2005, primarily due to an increase in retained earnings as a result of current year net income of $5.9 million and unrealized losses on investments available for sale of $0.7 million.

Banking regulators have defined minimum regulatory capital ratio that the corporation and the bank are required to maintain. These risk based capital guidelines take into consideration risk factors, as defined by the banking regulators, associated with various categories of assets, both on and off the balance sheet. Both the corporation and bank are classified as well capitalized, which is the highest rating.

The following table presents information concerning our capital ratios.

Risk Based Capital Analysis

	Year Ended December 31
	2005	2004	2003
	(Dollars in thousands)

Tier 1 capital:
Common stock	$6,644	$6,608	$5,796
Capital surplus	9,099	9,067	6,856
Retained earnings	16,227	10,330	7,015
Less: net unrealized loss on equity securities	(19)	—	—
Subordinated debt (trust preferred debenture)	10,000	8,500	6,500
Disallowed goodwill and intangibles	—	—	—

Total tier 1 capital	$41,951	$34,505	$26,167
Subordinated debt not included in tier 1	$—	$1,500	$3,500
Allowance for loan losses	4,855	3,930	2,608

Total risk based capital	$46,806	$39,935	$32,275

Risk weighted assets	$388,378	$314,289	$208,622

Quarterly average assets	$552,292	$390,735	$254,539

Capital ratios:
Leverage capital ratio	7.60%	8.83%	10.28%
Tier 1 capital ratio	10.80%	10.98%	12.54
Total capital ratio	12.05%	12.71%	15.47

Recent Accounting Pronouncements

In December 2004, FASB enacted SFAS No. 123, revised 2004 (SFAS No. 123R), Share-Based Payment which replaced SFAS No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in our consolidated statements of income. The accounting provisions of SFAS No. 123R are effective for reporting periods beginning after June 15, 2005. The new standard may be adopted in one of three ways — the modified prospective transition method, a variation of the modified prospective transition method or the modified retrospective transition method. We disclosed pro forma compensation expense quarterly and annually by calculating the stock option grants’ fair value using the Black-Scholes model and disclosing the impact on net income and net income per share. The adoption of SFAS No. 123R did not have a material impact on our financial statements.

In late 2005, the FASB’s staff issued Staff Position (FSP) FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. This FSP provides additional guidance on when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss. Additionally, the FSP requires certain disclosures about unrealized losses which have not been recognized as other-than-temporary. The effect of this guidance did not have a material effect on our consolidated financial statements upon implementation on January 1, 2006.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a Replacement of APB Opinion 20 and SFAS No. 3. SFAS No. 154 amends the existing guidance and applies to accounting for and reporting of a change in accounting principle. SFAS No. 154 also applies to changes required by accounting pronouncements when the pronouncement does not include explicit transition provisions. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on our financial condition or the results of operation.

Summary Quarterly Financial Information

The following table contains summary financial information for each quarterly period listed below. This information has been derived from our unaudited interim consolidated financial statements. This information has not been audited but, in the opinion of our management, it includes all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of our results for those periods. You should read this information in conjunction with our audited year end consolidated financial statements that appear elsewhere in this prospectus. Our results for quarterly periods shown in the table are not necessarily indicative of our results for any future period.

	2006	2005				2004
	First	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share data)

Total interest income	$8,645	$8,245	$7,561	$6,368	$5,619	$5,574	$4,753	$4,300	$3,598
Total interest expense	4,548	3,936	3,350	2,801	2,435	2,122	1,810	1,419	1,180
Net interest income	4,097	4,309	4,211	3,567	3,184	3,452	2,943	2,881	2,418
Provision for loan losses	124	374	325	383	114	871	212	204	175
Net interest income after provision for loan losses	3,973	3,935	3,886	3,184	3,070	2,581	2,731	2,677	2,243
Total noninterest income	6,103	6,792	9,375	9,147	6,153	5,777	7,133	6,781	6,261
Total noninterest expense	7,616	8,044	10,641	10,000	7,655	7,225	8,784	7,937	7,634
Income tax expense	837	1,034	911	827	533	417	361	513	328
Net income before extraordinary items	1,623	1,649	1,709	1,504	1,035	716	719	1,008	542
Extra-ordinary income	—	—	—	—	—	—	330	—	—

Net income	$1,623	$1,649	$1,709	$1,504	$1,035	$716	$1,049	$1,008	$542

Earnings per share:
Basic, before extraordinary-income	$0.20	$0.21	$0.22	$0.19	$0.13	$0.09	$0.09	$0.14	$0.08
Basic	0.20	0.21	0.22	0.19	0.13	0.09	0.13	0.14	0.08
Diluted, before extraordinary-income	0.17	0.17	0.18	0.16	0.11	0.08	0.07	0.12	0.06
Diluted	0.17	0.17	0.18	0.16	0.11	0.08	0.10	0.12	0.06

Quantitative and Qualitative Market Risk Disclosure

Interest Rate Sensitivity Management

Our market risk is composed primarily of interest rate risk. Our funds management committee reviews the interest rate sensitivity position and establishes policies to monitor and coordinate our sources, uses and pricing of funds.

We use a simulation model to analyze, manage and formulate operating strategies that address net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on various interest rate scenarios over a twelve month period. The model is based on the actual maturity and re-
pricing characteristics of rate sensitive assets and liabilities. The model incorporates certain assumptions which management believes to be reasonable regarding the impact of changing interest rates and the prepayment assumption of certain assets and liabilities as of the date of evaluation. The model assumes changes in interest rates without any management intervention to change the composition of the balance sheet.

The table below reflects the outcome of these analyses at March 31, 2006, assuming a flat balance sheet. According to the model run for the period ended March 31, 2006 over a twelve month period, an immediate 100 basis points increase in interest rates would result in a decline in net interest income by 3.00%. An immediate 100 basis points decline in interest rates would result in an increase in net interest income by 2.05%. While management carefully monitors the exposure to changes in interest rates and takes actions as warranted to decrease any adverse impact, there can be no assurance about the actual effect of interest rate changes on net interest income. The following table reflects our earnings sensitivity profile as of March 31, 2006.

Rate Shock Analysis
March 31, 2006
Change In	Hypothetical	Hypothetical Percentage
Federal Funds	Percentage Change	Change In Economic
Target Rate	In Earnings	Value of Equity

3.00%	(9.40)%	(19.00)%
2.00	(6.17)	(12.30)
1.00	(3.00)	(6.20)
(1.00)	2.05	4.60
(2.00)	2.68	7.75
(3.00)	2.49	10.84

The table below reflects the outcome of these analyses at December 31, 2005. According to the model run for the period ended December 31, 2005 over a twelve month period, an immediate 100 basis points increase in interest rates would result in an increase in net interest income by 1.09%. An immediate 200 basis points decline in interest rates would result in a decrease in net interest income by .06%. While management carefully monitors the exposure to changes in interest rates and takes actions as warranted to decrease any adverse impact, there can be no assurance about the actual effect of interest rate changes on net interest income.

Rate Shock Analysis
December 31,
2005
Change In	Hypothetical	Hypothetical Percentage
Federal Funds	Percentage Change	Change In Economic
Target Rate	In Earnings	Value of Equity

3.00%	3.01%	(18.14)%
2.00	2.06	(11.88)
1.00	1.09	(6.01)
(1.00)	0.76	5.66
(2.00)	(0.06)	9.90
(3.00)	(0.51)	16.22

Our net interest income and the fair value of our financial instruments are influenced by changes in the level of interest rates. We manage our exposure to fluctuations in interest rates through policies established by our asset/liability committee. The asset liability committee meets periodically and has responsibility for formulating and implementing strategies to improve balance sheet position and earnings and reviewing interest rate sensitivity.

The mortgage company is a party to mortgage rate lock commitments to fund mortgage loans at interest rates previously agreed (locked) by both us and the borrower for specified periods of time. When the borrower locks their interest rate, we effectively extend a put option to the borrower, whereby the borrower is not obligated to enter into the loan agreement, but we must honor the interest rate for the specified time period. We are exposed to interest rate risk during the accumulation of interest rate lock commitments and loans prior to sale. We use either a best efforts sell forward commitment or a mandatory sell forward commitment to economically hedge the changes in fair value of the loan due to changes in market interest rates. Failure to effectively monitor, manage and hedge the interest rate risk associated with the mandatory commitments subjects us to potentially significant market risk.

Throughout the lock period, the changes in the market value of interest rate lock commitments and best efforts and mandatory sell forward commitments are recorded as unrealized gains and losses and included in the statement of operations in mortgage revenue. Our management has made complex judgments in the recognition of gains and losses in connection with this activity. We use a third party and its proprietary simulation model to assist in identifying and managing the risk associated with this activity.

BUSINESS

Our Company

We are a bank holding company headquartered in Reston, Virginia (17 miles west of Washington, D.C. in the Dulles area high technology corridor). We are a Virginia corporation and were organized in 2002 to serve as the holding company for our bank. Our operations are primarily conducted through our wholly-owned subsidiary, Access National Bank, a nationally chartered commercial bank. Access National Bank conducts business through three full service offices in Fairfax County, Virginia. Access National Mortgage Corporation, a wholly-owned subsidiary of Access National Bank, operates 14 mortgage offices throughout Virginia, Maryland, Florida, Tennessee, and Colorado. At March 31, 2006, our consolidated financial statements reflected total consolidated assets of $592 million, total consolidated loans of $384 million, total consolidated deposits of $423 million, and total consolidated shareholders’ equity of $33 million.

Access National Bank is our primary operating subsidiary. Through the bank, we offer a broad range of commercial credit, deposit, mortgage, cash management and private banking services. Our target clients are small- to medium-sized businesses, the individuals associated with these businesses and professionals in the Washington, D.C. metropolitan area. Many of our clients’ net worths are directly tied to their businesses. Accordingly, we integrate private banking services to meet both the business and personal banking needs of our clients. We actively pursue business relationships by utilizing the contacts of our board of directors, senior management, and lending officers, and by capitalizing on our knowledge of and involvement in the local marketplace. We utilize technology and alternative delivery channels to provide our clients with the latest products and services, enabling them to choose the most convenient way for them to bank with us. We believe meeting the business and personal banking needs of our clients allows us to compete effectively within our markets and provides us with a competitive advantage.

The bank was organized under federal law as a national banking association to engage in a general banking business to serve the communities in and around the Washington, D.C. metropolitan area, and opened for business on December 1, 1999. The bank’s deposits are insured under the FDIC’s Deposit Insurance Fund to the maximum amount permitted by law, and it is subject to supervision and regulation by the FDIC and the Office of the Comptroller of the Currency.

The bank has one operating subsidiary, Access National Mortgage Corporation. The mortgage company specializes in the origination of conforming and non-conforming residential mortgages primarily in the Washington, D.C. metropolitan area and the surrounding areas of its offices. The mortgage company has established offices throughout Virginia, in Chantilly, Fredericksburg, Harrisonburg, Reston, Richmond, Roanoke, Tazewell, Vienna and Warrenton. Offices outside the Commonwealth of Virginia include Bowie and Westminster in Maryland, Clearwater in Florida, Nashville in Tennessee and Denver in Colorado.

Like other community banks, our net income depends primarily on our net interest income, which is the difference between the interest income we earn on loans, investment assets and other interest-earning assets, and the interest we pay on deposits and other interest-bearing liabilities. To a lesser extent, our net income also is affected by noninterest income we derive principally from fees and charges for our services, as well as the level of our noninterest expenses, such as expenses related to our banking facilities and salaries and employee benefits.

Our operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of small- and medium-sized businesses and individuals in our banking markets, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (primarily the rates paid on competing investments), account maturities and the levels of personal income and savings in our banking markets.

The headquarters of the company, the bank and the mortgage company are all located at 1800 Robert Fulton Drive, Reston, Virginia 20191 and our telephone number at that address is (703) 871-2100.

Growth Strategy

Our bank has experienced consistent growth and profitability since inception. Our goal is to become a leading provider of financial services to small- to medium-sized businesses, the individuals associated with these businesses, and professionals in the Washington, D.C. metropolitan area. Our strategy is to know the business and personal needs of our clients and to deliver the corresponding financial services. We employ highly qualified personnel and emphasize the use of the latest technology in operations and the services we provide. Our marketing efforts are directed to prospective clients that value high quality service and that are, or have the potential to become, highly profitable.

Our core competency is judgmental discipline of commercial lending based upon personnel and practices that help our clients strategize and grow their businesses from a financial perspective. As financial success takes hold in the business, personal goals and wealth objectives of the business owners become increasingly important. Our second competency is a derivative of the first. We have the personnel and know how to provide private banking services, the skills and strategy that assist our individual clients to acquire assets, build wealth and manage their resources. Mortgage banking and the related activities in our model goes hand-in-hand with supplying effective private banking services. Unlike most banking companies, the heart of our mortgage company is ingrained into our commercial bank, serving the same clients side-by-side in a coordinated and seamless fashion. Lending is not enough in today’s environment. The credit services must be backed up by competitive deposit and cash management products and operational excellence. We have made significant investments in skilled personnel and the latest technology to ensure we can deliver on these promises.

We generally expect to have fewer offices compared to similar size banking companies. We do not view our branch network as a significant determinant of our growth. Our marketing strategies focus on benefits other than branch location convenience such as efficiently using the Internet and courier services as service delivery vehicles. We expect to grow our bank by continuing to hire skilled personnel, train our own and provide a sound infrastructure that facilitates the success of businesses, their owners and key personnel, not only today but tomorrow and on into the ensuing decades.

The acquisition of the mortgage company in 1999 provided two key benefits to our strategy. First, it solidified our second competency from a personnel and operational perspective that would have taken years to replicate with organic growth alone. Second, it provided a fee income and overhead base from which to launch a new banking business. Strong profits and cash flow from the mortgage company in the early years subsidized the growth and development of the bank and allowed for the acceleration of its growth plans and, in time, its profitability.

Our long term goal is to generate 70-80% of our earnings from our core banking business, with the rest of our consolidated earnings to be generated from related fee income activities. At the present time, our sole related activity remains our mortgage company. We will consider entering other related fee income businesses that serve our target market as opportunities, market conditions and our capacity dictate. A detailed review of the “Segment Reporting” elements of our financial statements included in this prospectus and analysis readily reveal that the contribution from our banking segment has grown steadily.

Our acquisition of United First Mortgage in 2004 allowed us to acquire mortgage offices and skilled professionals that are more consistent with our core bank strategy while jettisoning other offices that no longer fit strategically. This strategic acquisition has helped us more closely align the activity of our two key business segments.

By providing timely customized solutions to our clients, both professionally and personally, we distinguish ourselves and compete effectively against the larger regional and national banks operating in our markets. We believe our services are more responsive and more comprehensive, with fewer points of contact for our clients. We intend to grow our business, expand our client base, and build shareholder value by focusing on the following objectives:

•	Emphasize Relationship Banking. We believe our clients desire a bank that specializes in providing customized financial services in a timely and flexible manner. We compete by relying on the strength of our client service, responsiveness, knowledge of the local community, and our relationship banking approach. Our ability to respond quickly to the professional and personal needs of small- to medium-
sized businesses, and the individuals associated with these businesses, helps us build client loyalty and strengthens our relationships with our clients. Our emphasis on relationship banking and providing exceptional client service begins with our talented team of lending professionals. Unlike many of our competitors, loans originated by our loan officers are also managed by the same loan officers, creating a stronger client relationship. Our seven senior loan officers, with titles of senior vice president or higher, have a collective experience in excess of 185 years or over 26 years each on average. Somewhat unique for the transient Washington, D.C. metropolitan area, each one of these individuals has spent virtually his entire banking career in the bank’s market area.

•	Continue to Invest in Complementary and Integrated Business Model. As our clients’ businesses become successful, personal goals and wealth objectives of the business owners become increasingly important. Accordingly, we provide private banking services to assist our individual clients in acquiring assets, building wealth and managing their resources. The acquisition of our mortgage companies allowed us to acquire skilled professionals with expertise that is consistent with our supplying effective private banking services to our individual clients. We will consider entering other related fee income businesses that serve our target market as opportunities, market conditions and our capacity dictate. Continued execution of our strategic vision will allow us to further diversify and enhance our fee income-generating product offerings.

•	Efficient Commercial Banking Platform. We operate three full service offices in Fairfax County, Virginia. Unlike many other banks in the Washington, D.C. metropolitan area that have pursued an aggressive retail branching strategy, we cater primarily to commercial clients, efficiently using the Internet and couriers as service delivery vehicles. We employ full-time couriers to pick-up client deposits at their places of business, and we are presently deploying remote deposit capture technology to provide our clients with superior convenience compared to traditional branch banking delivery channels. We further empower the delivery convenience of our clients by sending client services personnel to our client sites where hands-on assistance is provided to enable and create reliance upon our Internet banking and cash management services. Our service delivery strategy has enabled us to efficiently operate our bank while successfully growing our loans held for investment and deposit balances at a compound annual growth rate of 52.3% and 41.4%, respectively, since 2001. Making banking convenient has enabled us to achieve our demand deposit to total deposit ratio of 20.3% as of March 31, 2006.

•	Target Attractive Operating Markets. The economy in the Washington, D.C. metropolitan area provides a solid foundation for a bank and creates a robust banking environment that continues to outperform national averages. The presence of the federal government and related industries helps to drive strong population growth rates and some of the nation’s highest household income levels. As the population density in our current market area increases and growth radiates outward from Washington, D.C., we are evaluating, and will continue to evaluate, markets with similarly favorable market demographics in Virginia and Maryland.

•	Continued Disciplined Execution. Disciplined underwriting, credit administration and monitoring are critical to our success. We are conservative commercial credit lenders and mortgage originators. We review our underwriting standards on an ongoing basis, regularly assess the adequacy of our allowance for loan losses, and have an independent third party conduct a loan review three times a year. We sell all of the loans originated by the mortgage company with the servicing released to the buyers. At March 31, 2006, our nonperforming assets as a percentage of total assets were 0.20% and our net charge-offs to average loans were 0.00%. Our reserves to loans held for investment as of March 31, 2006 were 1.39%.

Our Market Area

Access National Corporation, Access National Bank, and Access National Mortgage Corporation are headquartered in Fairfax County and serve Fairfax County, Virginia and the Washington, D.C. metropolitan area.

Our bank currently conducts business through three full service offices in Fairfax County, Virginia (Reston, Chantilly, and Vienna). With a 2005 estimated population of slightly over one million people, the population of Fairfax County exceeds that of seven states. Beyond specifically Fairfax County, Virginia, we target clients in the entire Washington, D.C. metropolitan area (2005 population estimated at 5.3 million people) with a focus on the contiguous counties of Fairfax, Arlington, and Loudoun counties in Virginia and Montgomery County in Maryland.

The strength of the economy in our markets is driven by our proximity to Washington, D.C. and the influence of the federal government. Fairfax County is a diverse and thriving urban county. As the most populous jurisdiction in both Virginia and the Washington D.C. metropolitan area, the county’s population exceeds that of seven states. The proximity to Washington, D.C. and the influence of the federal government and its spending provides somewhat of a recession shelter. The unemployment rate in Fairfax County in 2005 was 2.5%, compared to 3.3% for Virginia and 4.9% nationwide. The Route 267 corridor has become an international hub for defense, technology and consulting firms. Fairfax County businesses received $12.8 billion in federal procurement contracts in 2004 alone. Deposits in Fairfax County have grown from $19.7 billion in 2001 to $39.5 billion in 2005, a compound annual growth rate of 19.1%.

The workforce in Fairfax County is not only large, but is also exceptionally qualified. Of men and women age 25 and older, 27.4% hold a graduate/professional degree, compared to 9.9% nationwide. With a median household income in excess of $100,000, Fairfax County is one of the most affluent counties in America. The robust economic conditions continue to attract waves of professionals into the region, with the 2005 — 2010 projected population growth of 10.8% for the Washington-Arlington-Alexandria metropolitan statistical area, versus 6.3% nationwide.

Access National Mortgage Corporation specializes in the origination of conforming and non-conforming residential mortgages primarily in the Washington, D.C. metropolitan area. Mortgage banking and the related activities in our business model go hand-in-hand with supplying effective private banking services to our commercial clients. The mortgage company sells all of the mortgages it originates in the secondary market with servicing released. The mortgage company operates offices throughout Virginia in Chantilly, Fredericksburg, Harrisonburg, Reston, Richmond, Roanoke, Tazewell, Vienna and Warrenton. Offices outside of the Commonwealth of Virginia include Bowie and Westminster in Maryland, Clearwater, Florida, Nashville, Tennessee and Denver, Colorado. The mortgage offices located outside of the Washington, D.C. metropolitan area are used to supplement volume and revenue to mitigate the geographic and economic concentration risks of our local market area.

Competition

The bank competes with virtually all banks and financial institutions that offer services in its market area. Much of this competition comes from large financial institutions headquartered outside of the Commonwealth of Virginia, each of which has greater financial and other resources to conduct large advertising campaigns and offer incentives. To attract business in this competitive environment, we rely on personal contact by our officers and directors, local promotional activities, and the ability to provide personalized custom services to small businesses and professionals. In addition to providing full service banking, the bank offers and promotes alternative and modern conveniences such as internet banking, automated clearinghouse transactions and offers courier services for commercial clients.

We are a commercially focused bank that emphasizes personalized service, responsiveness and flexibility. We target small- to medium-sized businesses with revenues up to $40 million. Our clients prefer “high touch” client service, local decision making with quick turnaround times and the selective use of technology. We provide personalized client service utilizing the latest technology and delivery channels available. Due to the recent consolidation of financial institutions in our market, we believe there is a significant opportunity for a local bank to provide a comprehensive range of financial services to small- and medium-sized businesses, the individuals associated with these businesses and professionals in the Washington, D.C. metropolitan area. We find our larger competitors are ineffective at addressing this market as it is difficult to distinguish where a business’s financial needs stop and the personal financial needs of that business’s professionals start. As our commercial clients begin to experience financial success, their personal goals and wealth objectives become increasingly important. To address this opportunity, our commercial lenders serve as private bankers as well. They assist their commercial clients in purchasing real estate, acquiring assets, building wealth and managing their resources.

Lending Activities

The bank’s lending activities involve commercial loans, commercial real estate loans, commercial and residential real estate construction loans, residential mortgage loans, home equity loans, and consumer loans. These lending activities provide access to credit to small businesses, professionals and consumers in the Washington, D.C. metropolitan area. Loans originated by the bank are classified as loans held for investment. The mortgage company originates residential mortgages and home equity loans that are only held temporarily pending their sale to third parties and, in some cases, the bank. The mortgage company also brokers loans that do not conform to existing products offered. Each of our principal loan types are described below.

At March 31, 2006 loans held for investment totaled $383.6 million compared to $298.5 million at March 31, 2005. The increase in loans held for investment is attributable to a combination of factors, including direct solicitation, referrals, community involvement, expansion of the bank’s loan officer staffing, and increased name recognition and acceptance of the bank’s products and services within our marketplace, as well as the purchase of $19.2 million in first trust mortgage loans from our mortgage subsidiary. The bank is predominantly a secured lender. Secured loans comprise over 99% of the total loan portfolio.

The bank’s lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan, in general, the bank’s lending limit to any one borrower on loans that are not fully secured by readily marketable or other permissible collateral is equal to 15% of the bank’s capital and surplus. The bank has established relationships with correspondent banks to participate in loans when loan amounts exceed the bank’s legal lending limits or internal lending policies.

We have an established credit policy that includes procedures for underwriting each type of loan, and lending personnel have been assigned specific authorities based upon their experience. Loans in excess of an individual loan officer’s authority are presented to our loan committee for approval. The loan committee meets weekly to facilitate a timely approval process for our clients. Loans are approved based on the borrower’s capacity for credit, collateral and sources of repayment. Loans are actively monitored to detect any potential performance issues. We manage our loans within the context of a risk grading system developed by management based upon extensive experience in administering loan portfolios in our market. Payment performance is carefully monitored for all loans. When loan repayment is dependent upon an operating business or investment real estate, periodic financial reports, site visits and select asset verification procedures are used to ensure that we accurately rate the relative risk of our assets. Based upon criteria that are established by management and our board of directors, the degree of monitoring is escalated or relaxed for any given borrower based upon our assessment of the future repayment risk.

Loans Held for Investment

Our loans held for investment are originated and managed by the same loan officer in contrast to other systems where the loan origination and relationship management functions are separated. We presently have fourteen lending officers or lending relationship managers. These individuals are our leading sales force for loan growth. They develop loan relationships through client referrals and by being active and knowledgeable members of a variety of business and industry organizations. Our seven “senior loan officers” with titles of senior vice president or higher have collective experience in excess of 185 years or over 26 years each on average. Somewhat unique for the transient Washington, D.C. metropolitan area, each one of these individuals has served virtually all of his or her banking careers in the same geographic proximity as the bank’s market area. Although we have minimal problem loans, this same group possesses over 50 years of dedicated commercial credit work-out experience. Our chief executive officer’s experience is not excluded in these statistics, but together with our chief credit officer, he sets the tone for our credit culture. Our chief executive officer is a native of the bank’s market area and has over 22 years of experience in managing commercial credits, lending teams and work-outs in the same community and served in the capacity of chief credit officer at another local institution for eight years prior to joining Access.

Commercial Loans.  Commercial loans represent 11.4% of our held for investment portfolio as of March 31, 2006. These loans are to businesses or individuals within our target market for business purposes. Typically the loan proceeds are used to support working capital and the acquisition of fixed assets of an operating business. These loans are underwritten based upon our assessment of the obligor(s)’ ability to generate operating cash flow in the future necessary to repay the loan. To address the risks associated with the uncertainties of future cash flow, these loans are generally well secured by assets owned by the business or its principal shareholders and the principal shareholders are typically required to guarantee the loan.

Real Estate Construction Loans.  Real estate construction loans, also known as construction and land development loans, comprise 9.8% of our held for investment loan portfolio, as of March 31, 2006. These loans generally fall into one of three circumstances: first, loans to individuals that are ultimately used to acquire property and construct an owner occupied residence; second, loans to builders for the purpose of acquiring property and constructing homes for sale to consumers; and third, loans to developers for the purpose of acquiring land that is developed into finished lots for the ultimate construction of residential or commercial buildings. Loans of these types are generally secured by the subject property within limits established by our board of directors based upon an assessment of market conditions and updated from time to time. The loans typically carry recourse to principal owners. In addition to the repayment risk associated with loans to individuals and businesses, loans in this category carry construction completion risk. To address this additional risk, loans of this type are subject to additional administration procedures designed to verify and ensure progress of the project in accordance with allocated funding, project specifications and time frames.

Commercial Real Estate Loans.  Also known as “commercial mortgages,” loans in this category represent 37.4% of our loan portfolio held for investment, as of March 31, 2006. These loans generally fall into one of three situations in order of magnitude: first, loans supporting an owner occupied commercial property; second, properties used by non-profit organizations, such as churches or schools, where repayment is dependent upon the cash flow of the non-profit organizations; and third, loans supporting a commercial property leased to third parties for investment. Commercial real estate loans are secured by the subject property and underwritten to policy standards. Policy standards approved by our board of directors from time to time set forth, among other considerations, loan to value limits, cash flow coverage ratios, and the general creditworthiness of the obligors.

Residential Real Estate Loans.  This category includes loans secured by first or second mortgages on 1-4 family residential properties and represent 41.1% of the portfolio, as of March 31, 2006. Of this amount, the following sub-categories exist as a percentage of the whole residential real estate loan portfolio: home equity lines of credit (14.7%); first trust mortgage loans (74.7%); loans secured by a junior trust (7.4%); and multi-
family loans and loans secured by farmland (3.2%).

Home equity loans are extended to borrowers in our target market. Real estate equity is the largest component of consumer wealth in our marketplace. Once approved, this consumer finance tool allows the borrower to access the equity in their home or investment property and use the proceeds for virtually any purpose. Home equity loans are most frequently secured by a second lien on residential property. 1-4 family residential first trust loan, or “first mortgage loan,” proceeds are used to acquire or refinance the primary financing on owner occupied and residential investment properties. Junior trust loans, or “loans secured by second trust loans,” are made to consumers wherein the proceeds have been used for a stated consumer purpose. Examples of consumer purposes are education, refinancing debt, or purchasing consumer goods. The loans are generally extended in a single disbursement and repaid over a specified period of time.

Loans in the residential real estate portfolio are underwritten to standards within a traditional consumer framework that is periodically reviewed and updated by our management and board of directors, and includes consideration of repayment source and capacity, value of the underlying property, credit history, savings pattern and stability.

Consumer Loans.  Consumer loans make up less than 1% of our loan portfolio. Most loans are well secured with assets other than real estate, such as marketable securities or automobiles. Very few loans are unsecured. As a matter of operation, management discourages unsecured lending. Loans in this category are underwritten to standards within a traditional consumer framework that is periodically reviewed and updated by our management and board of directors, and includes consideration of repayment source and capacity, collateral value, savings pattern, credit history and stability.

Loans Held for Sale

Loans held for sale are originated by the mortgage company. Loans of these types are residential mortgage loans extended to consumers and underwritten in accordance with standards set forth by an institutional investor to whom we expect to sell the loan for a profit. Loan proceeds are used for the purchase or refinance of the property securing the loan. Loans are sold with the servicing released to the institutional investor.

Loans held for sale are closed in our name and carried on our books until the loan is delivered to and purchased by an institutional investor. In the three months ended March 31, 2006, we originated $155.7 million of loans processed in this manner, compared to $150.6 million in the same quarter in 2005. Repayment risk of this activity is minimal since the loans are on our books for a short time period. Loans are sold without recourse and subject to industry standard representations and warranties. The risks associated with this activity center around borrower fraud and failure of our investors to purchase the loans. These risks are addressed by the ongoing maintenance of an extensive quality control program, an internal audit and verification program, and a selective approval process for investors. To date, we have been able to absorb the financial impact of these risks without material impact on our operating performance. At March 31, 2006, loans held for sale totaled $70.6 million compared to $48.8 million at March 31, 2005. The increase in loans held for sale is due to an increase in inventory as part of a bulk loan sale initiative that closed subsequent to March 31, 2006. This initiative entailed accumulating loans, the interest rate for which was not locked with an investor, and then obtaining bids on a large pool of loans. During the accumulation period, the interest rate risk was managed by issuing forward commitments.

Brokered Loans

Brokered loans are underwritten and closed by a third party lender. We are paid a fee for procuring and packaging brokered loans. In the first quarter of 2006, we originated a total volume of $37.5 million in residential mortgage loans under these types of delivery methods, as compared to $41.7 million in the first quarter of 2005. Brokered loans accounted for 19.4% of the mortgage company’s total loan volume in the first quarter of 2006.

Deposits

Deposits are our primary source of funding loan growth. At March 31, 2006, deposits totaled $423.1 million compared to $419.6 million on December 31, 2005, an increase of $3.5 million. Deposits have grown as a result of increasing our client base and through local advertising of our deposit products. Most of our core depositors are also borrowers or accounts related to borrowers.

Subordinated Debentures

On July 30, 2002, we privately issued $4.0 million of trust preferred securities through Access National Capital Trust I and on September 29, 2003, we privately issued $6.0 million of trust preferred securities through Access National Capital Trust II. Our trust subsidiaries, which are not consolidated, were formed with the sole purpose of issuing the trust preferred securities. $10 million of the proceeds qualify as Tier 1 capital. As of March 31, 2006, our investment in the junior subordinated debentures that fund the obligations of the trust preferred securities totaled $10.3 million. Payments of the principal and interest on the securities of these special purpose trusts are unconditionally guaranteed by us. In addition, the accompanying junior subordinated debentures we issued to the special purpose trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock.

Employees

At March 31, 2006, we had 295 employees, 79 of whom were employed by the bank and 216 of whom were employed by the mortgage company. The bank recruits experienced and motivated personnel and emphasizes the use of technology. Employee relations have been good.

Legal Proceedings

From time to time, we may become involved in legal proceedings in the ordinary course of our business. However, subject to the uncertainties inherent in any litigation, we believe that no pending or threatened proceedings are likely to result in a material adverse change in our financial condition or operating results.

Properties

The bank and the mortgage company lease offices that are used in the normal course of business. The principal executive office of the corporation, the bank and the mortgage company is owned by Access Real Estate LLC and is located at 1800 Robert Fulton Drive, Reston, Virginia. We sublease approximately 40% of this building to third parties. The bank leases offices in Chantilly and Vienna, Virginia. The mortgage company shares the bank’s leased office space in Chantilly and leases offices in Fredericksburg, Harrisonburg, Richmond, Roanoke, Tazewell, Vienna and Warrenton in Virginia. The mortgage company leases two offices in Maryland located in Bowie and Westminster in addition to offices in Florida, Tennessee and Colorado.

The following table contains information about our offices:

	Approximate		Year Office
Office Location	Square Footage	Owned/Leased	Opened

Bank
Chantilly, Virginia*	3,600	Leased	1999
Reston, Virginia*	44,000	Owned	2003
Vienna, Virginia**	1,100	Leased	2004
Mortgage company
Denver, Colorado	6,464	Leased	2004
Clearwater, Florida	1,000	Leased	2005
Bowie, Maryland	3,400	Leased	2005
Westminster, Maryland	3,200	Leased	2001
Nashville, Tennessee	1,980	Leased	2004
Chantilly, Virginia	*	*	*
Fredericksburg, Virginia	2,000	Leased	2004
Harrisonburg, Virginia	2,325	Leased	2006
Reston, Virginia	*	*	*
Richmond, Virginia	1,025	Leased	2000
Roanoke, Virginia	2,400	Leased	1994
Tazewell, Virginia	250	Leased	2005
Vienna, Virginia**	9,400	Leased	2002
Warrenton, Virginia	1,900	Leased	2006

*	Indicates that the mortgage company shares a portion of this office and that the bank office square footage includes that of the mortgage company.

**	Indicates that the bank and the mortgage company share this location and that the bank office square footage excludes that of the mortgage company.

On July 25, 2005, Access Real Estate purchased Lot 1 in the Fredericksburg Business Park at a cost of $1.2 million for future expansion of the bank and the mortgage company. At present, the lot is undeveloped.

We believe all of the owned and leased properties are in good operating condition and are adequate for our present and anticipated future needs.

SUPERVISION AND REGULATION

Our business and operations are subject to extensive federal and state governmental regulation and supervision. The following is a summary of some of the basic statutes and regulations that apply to us. However, it is not a complete discussion of all the laws that affect our business, and it is qualified in its entirety by reference to the particular statutory or regulatory provision or proposal being described.

General

The corporation is subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), which include, but are not limited to, the filing of annual, quarterly and other reports with the Securities and Exchange Commission (the “SEC”). As an Exchange Act reporting company, the corporation is directly affected by the Sarbanes-Oxley Act of 2002 (the “SOX”), which seeks to improve corporate governance and reporting procedures by requiring expanded disclosure of the corporation’s corporate operations and internal controls. The corporation is already complying with SEC and other rules and regulations implemented pursuant to the SOX and intends to comply with any applicable rules and regulations implemented in the future. Although the corporation has incurred, and expects to continue to incur, additional expense in complying with the provisions of the SOX and the resulting regulations, such compliance has not had a material impact on the corporation’s financial condition or results of operations and the management does not expect it to in the future.

The corporation is a bank holding company within the meaning of the Bank Holding Company Act of 1956, and is registered as such with, and subject to the supervision of, the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond (the “FRB”). A bank holding company is prohibited from engaging in or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities. Subject to notice to the FRB or the FRB’s prior approval, a bank holding company may, however, engage in or acquire an interest in a company that engages in activities that the FRB has determined by regulation or order are so closely related to banking as to be a proper incident to banking. In making these determinations, the FRB considers whether the performance of such activities by a bank holding company would offer advantages to the public that outweigh possible adverse effects. A bank holding company must seek the prior approval of the FRB before it acquires all or substantially all of the assets of any bank, and before it acquires ownership or control of the voting shares of any bank if, after giving effect to the acquisition, the bank holding company would own or control more than 5% of the voting shares of such bank. FRB approval is also required for the merger or consolidation of bank holding companies.

The corporation files periodic reports with the FRB and must provide any additional information as the FRB may require. The FRB also has the authority to examine the corporation and its nonbanking affiliates, as well as any arrangements between the corporation and the bank, with the cost of any such examinations to be borne by the corporation.

Banking subsidiaries of bank holding companies are subject to certain restrictions imposed by federal law in dealings with their holding companies and other affiliates. Subject to certain restrictions set forth in the Federal Reserve Act and FRB regulations promulgated thereunder, the bank can loan or extend credit to an affiliate, purchase or invest in the securities of an affiliate, purchase assets from an affiliate or issue a guarantee, acceptance or letter of credit on behalf of an affiliate, as long as the aggregate amount of such transactions of the bank and its subsidiaries with its affiliates does not exceed 10% of the capital stock and surplus of the bank on a per affiliate basis or 20% of the capital stock and surplus of the bank on an aggregate affiliate basis. In addition, such transactions must be on terms and conditions that are consistent with safe and sound banking practices. In particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as defined in the Federal Reserve Act and FRB regulations promulgated thereunder. These restrictions also prevent the corporation and its other affiliates from borrowing from the bank unless the loans are secured by marketable collateral of designated amounts. Additionally, the corporation and the bank are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services, other than in connection with a traditional banking product such as a loan, discount, deposit or trust service.

As a national bank, the bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency (the “Comptroller”) as its appropriate federal bank regulator. Moreover, the bank’s deposits are insured by the Deposit Insurance Fund, as administered by the Federal Deposit Insurance Corporation (the “FDIC”), to the maximum amount permitted by law, which is currently $100,000 for each non-retirement depositor and $250,000 for certain retirement-account depositors. The bank pays insurance premiums on deposits in accordance with a deposit premium assessment system currently under revision by the FDIC in accordance with the recently enacted Federal Deposit Insurance Reform Act of 2005, which requires that the FDIC revise its current risk-based deposit premium system by November 2006. Pending final regulations, the FDIC’s existing assessment regulations will remain, imposing assessments ranging from 0 to 27 basis points per $100 of assessable deposits, depending on an institution’s capital position and other supervisory factors. The bank also is subject to semi-annual assessments to the Comptroller, and to certain regulations promulgated by the FRB and provisions of Virginia law, insofar as they do not conflict with or are not preempted by federal banking law.

The regulations of the Comptroller, FDIC and FRB govern most aspects of our business, including deposit reserve requirements, investments, loans, certain check clearing activities, issuance of securities, branching, payment of dividends and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in the United States, our business is particularly susceptible to changes in legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition. The likelihood and timing of any legislation or regulatory modifications and the impact they might have on the corporation or the bank cannot be determined at this time.

Governmental Policies and Legislation

Banking is a business that depends primarily on interest rate differentials. In general, the difference between the interest rates paid by the bank on its deposits and its other borrowings and the interest rates received by the bank on loans extended to its customers and securities held in its portfolio, comprise the major portion of the corporation’s earnings. These rates are highly sensitive to many factors that are beyond our control. Accordingly, our growth and earnings are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

The commercial banking business is affected not only by general economic conditions, but is also influenced by the monetary and fiscal policies of the federal government and the policies of its regulatory agencies, particularly the FRB. The FRB implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of bank holding companies, banks and other financial institutions are frequently made in Congress, in the Virginia Legislature and brought before various bank regulatory agencies. The likelihood of any major changes and the impact such changes might have are impossible to predict.

Dividends

Both federal and state regulations restrict the payment of dividends by the bank and the corporation that may affect our ability to pay dividends on our common stock. As a bank holding company, we are a separate legal entity from the bank. Virtually all of our income results from dividends paid to us by the bank. The amount of dividends that may be paid by the bank depends upon the bank’s earnings and capital position and is limited by federal law, regulations and policies. In addition to specific regulations governing the permissibility of dividends, both the Comptroller and the FRB are generally authorized to prohibit payment of dividends if they determine that the payment of dividends by the bank would be an unsafe and unsound banking practice.

Capital Requirements

The FRB, the Comptroller and the FDIC have adopted risk-based capital adequacy guidelines for bank holding companies and banks. These capital adequacy regulations are based upon a risk-based capital determination, and a bank holding company’s capital adequacy is determined in light of the risk, both on- and off-balance sheet, contained in the company’s assets. Different categories of assets are assigned risk weightings and are counted at a percentage of their book value.

The regulations divide capital between Tier 1 capital (core capital) and Tier 2 capital. For a bank holding company, Tier 1 capital consists primarily of common stock, related surplus, non-cumulative perpetual preferred stock, minority interests in consolidated subsidiaries and a limited amount of qualifying cumulative preferred securities. Goodwill and certain other intangibles are excluded from Tier 1 capital. Tier 2 capital consists of an amount equal to the allowance for loan and lease losses up to a maximum of 1.25% of risk weighted assets, limited other types of preferred stock not included in Tier 1 capital, hybrid capital instruments and term subordinated debt. Investments in and loans to unconsolidated banking and finance subsidiaries that constitute capital of those subsidiaries are excluded from capital. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The guidelines generally require banks to maintain a total qualifying capital to weighted risk assets level of 8% (the “total capital ratio”). Of the total 8%, at least 4% of the total qualifying capital to weighted risk assets (the “Tier 1 capital ratio”) must be Tier 1 capital.

The FRB, the Comptroller and the FDIC have adopted leverage requirements that apply in addition to the risk-based capital requirements. Banks and bank holding companies are required to maintain a minimum leverage ratio of Tier 1 capital to average total consolidated assets (the “leverage capital ratio”) of at least 3.0% for the most highly-rated, financially sound banks and bank holding companies and a minimum leverage capital ratio of at least 4.0% for all other banks. The FDIC and the FRB define Tier 1 capital for banks in the same manner for both the leverage capital ratio and the total capital ratio. However, the FRB defines Tier 1 capital for bank holding companies in a slightly different manner. An institution may be required to maintain Tier 1 capital of at least 4% or 5%, or possibly higher, depending upon the activities, risks, rate of growth, and other factors deemed material by regulatory authorities. As of March 31, 2006, the corporation and the bank both met all applicable capital requirements imposed by regulation.

Federal Deposit Insurance Act and Prompt Corrective Action Requirements

As an insured depository institution, the bank is required to comply with the capital requirements promulgated under the Federal Deposit Insurance Act (the “FDIA”) and the Comptroller’s prompt corrective action regulations thereunder, which set forth five capital categories, each with specific regulatory consequences. Under these regulations, the categories are:

•	Well Capitalized — The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a total capital ratio of 10% or greater, (ii) having a tier 1 capital ratio of 6% or greater, (iii) having a leverage capital ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

•	Adequately Capitalized — The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a total capital ratio of 8% or greater, (ii) having a tier 1 capital ratio of 4% or greater and (iii) having a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

•	Undercapitalized — The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a total capital ratio of less than 8% or (ii) having a tier 1 capital ratio of less than 4% or (iii) having a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMEL rating system, a leverage capital ratio of less than 3%.

•	Significantly Undercapitalized — The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a total capital ratio of less than 6% or (ii) having a tier 1 capital ratio of less than 3% or (iii) having a leverage capital ratio of less than 3%.

•	Critically Undercapitalized — The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

If the appropriate federal banking regulator determines, after notice and an opportunity for hearing, that the bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If the bank is not well capitalized, it cannot accept brokered deposits without prior FDIC approval and, if approval is granted, cannot offer an effective yield in excess of 75 basis points on interests paid on deposits of comparable size and maturity in such institution’s normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank’s normal market area. Moreover, if the bank becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the Comptroller that is subject to a limited performance guarantee by the corporation. The bank also would become subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate Federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause the bank to become undercapitalized, it could not pay a management fee or dividend to us.

As of March 31, 2006, both the bank and the corporation were considered “well capitalized.”

Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act of 1999 (the “GLBA”) implemented major changes to the statutory framework for providing banking and other financial services in the United States. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms and other financial service providers. A bank holding company that qualifies as a financial holding company will be permitted to engage in activities that are financial in nature or incidental or complimentary to financial activities. The activities that the GLBA expressly lists as financial in nature include insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities.

To become eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized, well-managed and have at least a satisfactory rating under the CRA (discussed below). In addition, a bank holding company must file with the FRB a declaration of its intention to become a financial holding company. While we satisfy these requirements, we do not contemplate seeking to become a financial holding company unless we identify significant specific benefits from doing so.

We do not believe that the GLBA has had a material adverse impact on our operations. To the extent that it allows banks, securities firms and insurance firms to affiliate, the financial services industry may experience further consolidation. The GLBA may have the result of increasing competition that we face from larger institutions and other companies offering financial products and services, many of which may have substantially greater financial resources.

Privacy and Fair Credit Reporting

Financial institutions, such as the bank, are required to disclose their privacy policies to customers and consumers, and requires that such customers or consumers be given a choice (through an opt-out notice) to forbid the sharing of nonpublic personal information about them with nonaffiliated third persons. The bank has a written privacy policy that is delivered to each of its customers when customer relationships begin, and annually thereafter. In accordance with the privacy policy, the bank will protect the security of information about its customers, educate its employees about the importance of protecting customer privacy, and allow their customers to remove their names from the solicitation lists they use and share with others. The bank requires business partners with whom it shares such information to have adequate security safeguards and to abide by the redisclosure and reuse provisions of applicable law. The bank has programs to fulfill the expressed requests of customers and consumers to opt out of information sharing subject to applicable law. In addition to adopting federal requirements regarding privacy, individual states are authorized to enact more stringent laws relating to the use of customer information. To date, the jurisdictions in the Washington, D.C. metropolitan area have not done so, but are authorized to consider proposals that would impose additional requirements or restrictions on the bank. If the federal or state regulators establish further guidelines for addressing customer privacy issues, the bank may need to amend its privacy policies and adapt its internal procedures.

Community Reinvestment Act

The bank is subject to the requirements of the Community Reinvestment Act (the “CRA”). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution’s efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to three performance tests. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Federal Home Loan Bank (FHLB) of Atlanta

The bank is a member of the FHLB of Atlanta, which is one of twelve regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development lending. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by our board of directors of the FHLB. As a member the bank is required to purchase and maintain stock in the FHLB in an amount equal to 4.5% of aggregate outstanding advances in addition to the membership stock requirement of 0.2% of the bank’s total assets.

Mortgage Banking Regulation

The mortgage company is subject to the rules and regulations of, and examination by the Department of Housing and Urban Development (“HUD”), the Federal Housing Administration, the Department of Veterans Affairs and state regulatory authorities with respect to originating, processing and selling mortgage loans. Those rules and regulations, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers and, in some cases, restrict certain loan features, and fix maximum interest rates and fees. In addition to other federal laws, mortgage origination activities of the bank and the mortgage company are subject to the Equal Credit Opportunity Act, Truth-in-Lending Act, Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, and Home Ownership Equity Protection Act, and the regulations promulgated there under. These laws prohibit discrimination, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level.

USA PATRIOT Act

The USA PATRIOT Act became effective on October 26, 2001 and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the Treasury Department’s Financial Crimes Enforcement Network for currency transactions exceeding $10,000; and (iv) filing suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations and requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons.

Under the USA PATRIOT Act, the Federal Bureau of Investigation (“FBI”) has sent, and will send, our banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The bank has been requested, and will be requested, to search its records for any relationships or transactions with persons on those lists. If the bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI.

The Office of Foreign Assets Control (“OFAC”), which is a division of the Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze the account and block any transactions from the account, file a suspicious activity report and notify the FBI. The bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

The federal financial institution regulators also have promulgated rules and regulations implementing the USA PATRIOT Act, which (i) prohibit U.S. correspondent accounts with foreign banks that have no physical presence in any jurisdiction, (ii) require financial institutions to maintain certain records for correspondent accounts of foreign banks, (iii) require financial institutions to produce certain records relating to anti-money laundering compliance upon the request of the appropriate federal banking agency, (iv) require due diligence with respect to private banking and correspondent banking accounts, (v) facilitate information sharing between government and financial institution, (vi) require verification of customer identification, and (vii) require financial institutions to have in place an anti-money laundering program.

Consumer Laws and Regulations

The bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Soldiers’ and Sailor’s Civil Relief Act, and implementing regulations promulgated thereunder. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions transact business with customers. The bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

MANAGEMENT

Board of Directors and Executive Officers

Our bylaws provide that our board of directors will consist of not less than three nor more than 15 members and authorize our board to set and change the actual number of our directors from time to time within those limits. Our board is divided into three classes, and directors are elected to staggered three-year terms or until their successors are elected and qualified. Each year, the terms of the directors in one class expire and directors in that class are elected for new three-year terms. Our board of directors currently consists of seven directors.

Our officers are appointed by and serve at the pleasure of our board of directors.

The following table contains information about our current directors and the officers of the corporation and the bank we consider to be our executive officers.

		Current
	Director	Term to
Name, Age and Title	Since(1)	Expire	Previous Five-Years Business Experience

J. Randolph Babbitt (60) Director of the corporation and the bank	1999	2008	Mr. Babbitt has served as a director of the corporation since it was formed in 2002 and has served as a director of the bank since it was organized in 1999. Mr. Babbitt has been president and chief executive officer of Eclat Consulting, Inc., an aviation consulting practice, since its organization in 2001. From 1991 to 1998, Mr. Babbitt served as president of the Air Line Pilots Association International and has more than 30 years of experience in the aviation field, starting in 1966 as a pilot for Eastern Air Lines. Mr. Babbitt attended the University of Miami.

Michael W. Clarke (44) President, chief executive officer and director of the corporation and the bank	1999	2009	Mr. Clarke has served as president, chief executive officer and a director of the corporation since it was formed in 2002 and has served as president, chief executive officer and a director of the bank since it was organized in 1999. Prior to joining the bank, Mr. Clarke served as chief credit officer of Patriot National Bank from its inception in 1990 until the company was sold in 1997 and remained with United Bank in the same capacity through 1998. Prior to joining Patriot, Mr. Clarke was vice president of commercial lending at Crestar Bank in Alexandria, Virginia, from 1985 to 1989. Mr. Clarke graduated from Virginia Tech with a B.S. degree in finance. Mr. Clarke has over 22 years of experience in the banking industry.

		Current
	Director	Term to
Name, Age and Title	Since(1)	Expire	Previous Five-Years Business Experience

John W. Edgemond (44) Director of the corporation and the bank	1999	2008	Mr. Edgemond has served as a director of the corporation since it was formed in 2002 and has served as a director of the bank since it was organized in 1999. Mr. Edgemond is the owner and president of Greenworks Landscaping, a contract landscape and retail nursery in Chantilly, Virginia, which he founded in 1987. Prior to that time, Mr. Edgemond operated as a sole proprietor in the landscape business in Northern Virginia. Mr. Edgemond graduated from the University of California at Davis with a B.S. degree in plant science.

James L. Jadlos (40) Director of the corporation and the bank	2000	2009	Mr. Jadlos has served as a director of the corporation since it was formed in 2002 and has served as a director of the bank since May 23, 2000. Mr. Jadlos is the lead principal with Griffin Capital Partners based in Denver, Colorado, which specializes in the valuation, sale and brokerage of mortgage servicing assets. From 1997 to 2002, Mr. Jadlos was a principal with Phoenix Capital, also based in Denver, Colorado. Mr. Jadlos graduated from the University of Virginia with a B.A. degree in economics and from the University of Virginia’s Darden School of Business with a Masters degree in Business Administration. Mr. Jadlos has over 18 years of experience in the mortgage industry.

Thomas M. Kody (44) Director of the corporation and the bank	1999	2007	Mr. Kody has served as a director of the corporation since it was formed in 2002 and has served as a director of the bank since it was organized in 1999. Since 1994, Mr. Kody has owned and operated a network of automobile dealerships and related businesses in Maryland and Virginia. Mr. Kody graduated from the University of Virginia with a B.S. degree in economics and government.

		Current
	Director	Term to
Name, Age and Title	Since(1)	Expire	Previous Five-Years Business Experience

Jacques Rebibo (66) Non-executive chairman of the board of directors of the corporation and the bank	1999	2008	Mr. Rebibo has served as non-executive chairman of the board of directors of the corporation since it was formed in 2002. He has served as a director of the bank since it was organized in 1999 and as non-executive chairman of the bank’s board of directors since February 22, 2000. Mr. Rebibo is a retired technology executive. He currently operates a consulting practice providing financial, strategic, and marketing guidance to specialty medical practices. Prior to retiring from Xybernaut Corporation in 2002, Mr. Rebibo was executive vice president, worldwide sales and North American operations. From 1997 until Xybernaut purchased the company in 2000, Mr. Rebibo was chief executive officer and chairman of the board of Selfware, Inc., a software development firm. From 1985 until 1996, Mr. Rebibo served as chief executive officer and president of Mortgage Investment Corporation (now Access National Mortgage Corporation). Mr. Rebibo served as a director of Fairfax Bank and Trust Company, Fairfax, Virginia, from 1986 to 1995. Mr. Rebibo graduated from Memphis State University with a B.S. degree in mathematics, from the University of Maryland with an M.A. degree, and from the College of Financial Planning with a C.F.P. degree.

Robert C. Shoemaker (45) Executive vice president and director of the corporation and executive vice president, chief credit officer and director of the bank	1999	2007	Mr. Shoemaker has served as executive vice president and a director of the corporation since it was formed in 2002 and has served as executive vice president, chief credit officer and a director of the bank since it was organized in 1999. From 1990 to 1999, Mr. Shoemaker served as senior vice president of construction and real estate lending for Patriot National Bank, in Vienna, Virginia and its successor, United Bank. Mr. Shoemaker graduated from the Hankamer School of Business at Baylor University with a B.A. degree in business administration. Mr. Shoemaker has over 22 years of experience in the banking industry.

Current
	Director	Term to
Name, Age and Title	Since(1)	Expire	Previous Five-Years Business Experience

Charles Wimer (61) Executive vice president and chief financial officer of the corporation and the bank	—	—	Mr. Wimer has served as executive vice president and chief financial officer of the corporation since April 2002 and has served as executive vice president and chief financial officer of the bank since January 2000. Mr. Wimer served as executive vice president and chief financial officer of Monarch Bank from 1999 to 2001, and as executive vice president and chief financial officer of Potomac Bank from 1998 to 1999. From 1995 to 1998, Mr. Wimer served as chief financial officer of Patriot National Bank and its successor, United Bank, as part of the executive management team that also included Mr. Clarke and Mr. Shoemaker. Mr. Wimer studied accounting at Benjamin Franklin University. Mr. Wimer has over 44 years of experience in the banking industry.

Dean F. Hackemer (41) Senior vice president of the bank and president and chief executive officer of the mortgage company	—	—	Mr. Hackemer has served as senior vice president of the bank since June 2005 and as president and chief executive officer of the mortgage company since September 2004. Prior to his current role, Mr. Hackemer served as executive vice president and chief operating officer of the mortgage company from 2002 to 2004, and as a loan officer, vice president and senior vice president of Mortgage Investment Corporation, the predecessor of Access National Mortgage Corporation, from 1992 to 2002. Mr. Hackemer graduated from the University of Virginia with a B.A. degree in economics. Mr. Hackemer has over 19 years of banking and mortgage banking experience.

(1)	Includes terms as a director of the bank prior to the reorganization pursuant to which we became the holding company for the bank.

Executive Compensation

The following table shows the cash and certain other compensation paid or provided to or deferred by our chief executive officer and the persons who, at December 31, 2005, were our other three most highly compensated executive officers for the last three fiscal years, collectively referred to as the “named executives.” Our officers are compensated for their services by the bank and the mortgage company, as applicable, and do not receive separate salaries or other cash compensation from us for serving as our officers.

Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation			Securities
Name and				Other Annual	Underlying	All Other
Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Options (#)(3)	Compensation(4)

Michael W. Clarke	2005	$239,583	$81,700	$0	15,000	$10,250
President and Chief	2004	192,509	85,167	0	0	3,250
Executive Officer	2003	167,896	80,000	0	0	2,990
Robert C. Shoemaker	2005	186,875	47,906	0	10,500	10,250
Executive Vice President	2004	161,258	51,100	0	0	3,250
	2003	123,167	50,000	0	0	2,990
Charles Wimer	2005	143,750	32,265	0	2,500	4,530
Executive Vice President and	2004	134,382	35,117	0	1,500	1,595
Chief Financial Officer	2003	105,915	28,350	0	0	1,452
Dean F. Hackemer	2005	239,583	145,000	0	3,250	10,250
Senior Vice President, Access	2004	163,342	338,108	6,306	9,000	3,250
National Bank; President and Chief	2003	126,659	335,346	63,270	0	2,990
Executive Officer, Access National Mortgage Corporation

(1)	Reflects amounts received as bonus compensation during each year based on an evaluation by our compensation committee of performance during the previous year.

(2)	In accordance with the rules of the SEC, the compensation described in this table does not include perquisites and other personal benefits received by these executive officers that do not exceed the lesser of $50,000 or 10% of any officer’s salary and bonus disclosed in this table. All amounts listed in Other Annual Compensation are mortgage loan commissions paid to Mr. Hackemer.

(3)	All securities underlying options have been adjusted to reflect a two-for-one stock split that occurred on December 23, 2005.

(4)	Reflects amounts paid as our 401(k) profit sharing match to participating employees.

Employment Agreements

All of our executive officers are presently serving under employment agreements with the bank or its subsidiaries as outlined below.

Michael W. Clarke.  Effective March 29, 2005, the bank and Mr. Clarke entered into an employment agreement under which Mr. Clarke serves as president and chief executive officer of the bank for a current annual base salary of $270,000, subject to discretionary annual increases. In addition, the agreement provides for an annual performance bonus, stock option awards, and other benefits including life insurance and health and liability insurance coverage.

The agreement is for a term of five years, with automatic two year renewals. Mr. Clarke serves at the pleasure of the bank’s board of directors. If, during the term of the agreement, the bank terminates Mr. Clarke’s employment without cause or Mr. Clarke terminates his employment for good reason (as defined in the agreement), Mr. Clarke will be entitled to a lump sum payment equal to 1.99 times his trailing base and cash bonus compensation as paid over the 12 months preceding the termination date. Additionally, bonus and medical, life and liability insurance will be paid until the expiration date of the employment agreement. If Mr. Clarke’s employment is terminated as a result of a change in control (as defined in the agreement), he is entitled to the same benefits, so long as he terminates his employment within 180 days after the occurrence. The agreement contains non-competition covenants for a period of one year following termination of his employment other than a termination by the bank without cause or by Mr. Clarke for good reason (except that in the case of a termination in connection with a change in control, the covenants will apply). The agreement also contains a covenant requiring Mr. Clarke to maintain ownership in our common stock in an amount no less than $1,250,000 (five times his initial base salary under the agreement).

Robert C. Shoemaker.  Effective March 29, 2005, the bank and Mr. Shoemaker entered into an employment agreement under which Mr. Shoemaker serves as executive vice president and chief credit officer of the bank. The terms of Mr. Shoemaker’s agreement are similar to Mr. Clarke’s agreement, except that Mr. Shoemaker’s current annual salary is $208,650 and the lump sum payment for termination by the bank without cause or Mr. Shoemaker’s termination for good reason or change in control (as defined in the agreement) is equal to 1.25 times his trailing base and cash bonus compensation as paid over the 12 months preceding the termination date. The agreement also contains a covenant requiring Mr. Shoemaker to maintain ownership in our common stock in an amount no less than $487,500 (two and one half times his initial base salary under the agreement).

Charles Wimer.  Effective December 15, 1999, the bank and Mr. Wimer entered into an employment agreement under which Mr. Wimer serves as executive vice president and chief financial officer of the bank. The contract was automatically renewed for two years on January 1, 2005. Mr. Wimer’s current annual salary is $165,000. Mr. Wimer’s agreement also provides for an annual performance bonus and other benefits, including life insurance and health and liability insurance coverage. If, during the term of the agreement, Mr. Wimer’s employment is terminated without cause or Mr. Wimer terminates his employment with good reason or change in control (as defined in the agreement), Mr. Wimer will be entitled to continue receiving his base salary, bonus, medical, life and liability insurance until the later of the expiration date of the employment agreement or nine months from the termination date.

Dean F. Hackemer.  Effective March 29, 2005, the bank and Mr. Hackemer entered into an employment agreement under which Mr. Hackemer serves as president of the mortgage company and as senior vice president of the bank. The terms of Mr. Hackemer’s agreement are similar to Mr. Clarke’s agreement, except that the term is for three years, with automatic one-year renewals. Mr. Hackemer’s annual salary is currently $266,875. If, during the term of the agreement, Mr. Hackemer’s employment is terminated without cause or Mr. Hackemer terminates his employment for good reason or change in control (as defined in the agreement), Mr. Hackemer will be entitled to continue receiving his base salary until the expiration date of the employment agreement or if Mr. Hackemer requests or the employer chooses, a lump sum severance payment in an equivalent amount and will be entitled to bonus and medical, life and liability insurance until the expiration date of the employment agreement. The agreement also contains non-competition covenants for a period of six months following termination of his employment other than by the employer without cause or by Mr. Hackemer with good reason (except that in the case of a termination in connection with a change in control, the covenants will apply).

Stock Options

The following table contains information about options to purchase shares of our common stock during 2005 granted to our named executive officers.

Option Grants in Last Fiscal Year

					Potential realizable
	Number of	Percentage of			value at assumed
	Securities	Total Options			annual rates of stock
	Underlying	Granted to	Exercise		price appreciation for
	Options	Employees	Price per	Expiration	option term(2)
Name	Granted(1)	During 2005	Share	Date	5%	10%

Michael W. Clarke	15,000	14.57%	$14.05	12/30/08	$33,150	$69,750
Robert C. Shoemaker	10,500	10.20	14.05	12/30/08	23,205	48,825
Charles Wimer	2,500	2.43	14.05	12/30/08	5,525	11,625
Dean F. Hackemer	1,000	0.97	6.55	03/15/10	1,810	4,000
	2,250	2.19	14.05	12/30/08	4,973	10,463

(1)	All options listed were 100% vested upon grant except the 1,000 options granted to Mr. Hackemer, which vest on March 15, 2008.

(2)	Potential realizable value at the assumed annual rates of stock price appreciation indicated, based on actual term and annual compounding, less cost of shares at exercise price.

The following table shows certain information with respect to the number of shares acquired by exercise of stock options during 2005 and the number and value of unexercised options held by our named executive officers at December 31, 2005. No additional stock options have been granted to our named executive officers during 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options at		In-the Money Options
	Acquired on	Value	December 31, 2005 (#)		at December 31, 2005(1)
Name	Exercise (#)	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael W. Clarke	0	0	261,366	19,800	$3,039,778	$249,084
Robert C. Shoemaker	0	0	192,456	13,206	2,245,273	166,131
Charles Wimer	0	0	54,814	3,000	646,323	21,615
Dean F. Hackemer	10,812	$124,023.30	6,150	10,000	42,120	74,650

(1)	Reflects the amount by which the aggregate fair market value on December 31, 2005, of the shares underlying each officer’s options exceeded the aggregate purchase price of those shares under the terms of the options. Based on the closing price of our common stock, $14.25, as reported on the Nasdaq Global Market on December 30, 2005.

Director Compensation

Our non-employee directors receive the following cash compensation for their board service:

	2006	2005	2005
Name	Retainer	Retainer	Cash Incentive

Jacques Rebibo, Non-Executive Chairman	$38,875	$37,000	$25,000
J. Randolph Babbitt	26,875	25,000	25,000
Thomas M. Kody	26,875	25,000	25,000
John W. Edgemond	26,875	25,000	25,000
James L. Jadlos	26,875	25,000	25,000

For Mr. Rebibo, the non-executive chairman of our board of directors, $1,000 of the indicated 2005 and 2006 retainer amounts are paid monthly, totaling $12,000 per year. The balances of the 2005 retainer and cash incentive for all non-employee directors, including those for our chairman, were paid in February 2006. The 2006 retainer will be paid by quarterly installments in the month following the end of each fiscal quarter for 2006.

Non-employee directors are eligible to receive cash incentives and stock options each year, which are designed to encourage attendance and participation at meetings, regulatory compliance, budget performance, maintenance of financial controls and referral of business to us. Each non-employee director received the cash incentive listed above and 1,000 stock options in connection with service during the fiscal year ended December 31, 2005.

Our executive officers serving as directors do not receive any compensation for their board service.

Corporate Governance and the Board of Directors

Currently, our board of directors is comprised of seven members, including our non-executive chairman, a majority of whom are “independent,” as defined by the listing standards of the Nasdaq Stock Market (“Nasdaq”). Our board has determined, in accordance with the Nasdaq listing standards, that these independent directors have no relationships with us that would interfere with the exercise of their independent judgment in carrying out the responsibilities of a director. The independent directors are Messrs. Babbitt, Edgemond, Jadlos and Kody.

During 2005, our board held 12 meetings. All of the directors attended at least 75% of all meetings of our board and board committees on which he served. When directors are unable to attend a meeting, it is our practice to provide all meeting materials to the director, and our chief executive officer consults and apprises the director of the meeting’s subject matter.

We have not adopted a formal policy on board members’ attendance at our annual meetings of shareholders, although all board members are invited and encouraged to attend and, historically, most have done so. All of our board members attended the 2005 annual meeting of shareholders.

Our board of directors has standing audit, nominating and governance, compensation, and loan committees.

Nominating and Governance Committee.  Members of our nominating and governance committee are Messrs. Edgemond (chairman), Babbitt, Jadlos and Kody, each of whom is independent under the Nasdaq listing standards. The committee met twice in 2005. The committee is responsible for making recommendations to the full board regarding nominations of individuals for election to our board of directors and for evaluating our board’s structure, personnel, committee composition and general governance processes. The committee operates pursuant to a written charter adopted by our board of directors. The board of directors reviews and reassesses the adequacy of this charter annually.

Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. However, minimum qualifications include high level leadership experience in business activities, breadth of knowledge about issues affecting us and time available for meetings and consultation on company matters. The committee seeks a diverse group of candidates who possess the background, skills and expertise to make a significant contribution to our board of directors, to us and to our shareholders. The committee evaluates potential nominees, whether proposed by shareholders or otherwise, by reviewing their qualifications, reviewing results of personal and business reference interviews and reviewing other relevant information. Candidates whose evaluations are favorable are then recommended by the committee for selection by the full board. The full board then selects and recommends candidates for nomination as directors for shareholders to consider and vote upon at the annual meeting.

Compensation Committee.  Members of our compensation committee are Messrs. Jadlos (chairman), Babbitt, Edgemond and Kody, each of whom is independent under the Nasdaq listing standards. The committee met twice in 2005. The committee is responsible for recommending the level of compensation of each of our executive officers and those of our subsidiaries, the granting of equity based compensation, employment agreements and other employee compensation plans for approval by our full board of directors, except that our chief executive officer and executive vice president are not present during deliberations or voting with respect to his compensation. The committee operates pursuant to a written charter adopted by our board of directors, which our board reviews and reassesses annually.

Audit Committee.  Members of our audit committee are Messrs. Babbitt (chairman), Edgemond, Jadlos and Kody, each of whom satisfies the independence requirements and financial literacy requirements of the Nasdaq listing standards and SEC regulations applicable to audit committee members.

While our board of directors believes that all of our audit committee members have the necessary experience and level of financial sophistication to serve effectively on our audit committee, our board has determined that we do not currently have an “audit committee financial expert,” as defined by the SEC’s rules and regulations, serving on our audit committee. Nevertheless, our board believes that the cumulative experience of the directors serving on our audit committee is adequate to provide appropriate oversight of our and our bank’s audit functions. The members of our audit committee have significant management and financial oversight experience in businesses of various size and complexity across a variety of industries. In addition, all members of our audit committee have past employment experience in finance or accounting or comparable experience that results in each individual’s financial sophistication.

The audit committee assists our board in its oversight duties with respect to financial reporting, internal controls and other matters relating to corporate governance. The audit committee reviews and approves various audit functions, including the year-end audit performed by our independent public accountants. The audit committee met seven times during 2005. The committee operates pursuant to a written charter adopted by our board of directors, which our board reviews and reassesses annually.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently composed of Messrs. Jadlos (chairman), Babbitt, Edgemond and Kody. None of our present or former executive officers serves, nor did any of them serve during 2005, as a member of our compensation committee. Further, during 2005 and as of the date of this prospectus, none of our executive officers:

•	served on the compensation committee, or other body performing a similar function, of any entity for which any member of our compensation committee served as an executive officer;

•	served as a director of any entity for which any member of our compensation committee served as an executive officer; or

•	served as a member of the compensation committee, or other body performing a similar function, of any entity for which one of our directors served as an executive officer.

Certain Relationships and Related Party Transactions

The bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with our directors, officers, their immediate families and affiliated companies in which they are principal shareholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. These persons and firms were indebted to the bank for loans totaling $4,215,000 and $1,064,000 at December 31, 2005 and 2004, respectively. During 2005, total principal additions were $3,959,000 and total principal payments were $808,000. The aggregate amount of deposits at December 31, 2005 and 2004 from directors and officers was $6,556,000 and $3,855,000, respectively.

Jacques Rebibo, the non-executive chairman of our board of directors, is the father of Michael J. Rebibo, one of the selling shareholders and a principal shareholder who previously served as president and chief executive officer of the mortgage company and as senior vice president of the bank. Director Thomas M. Kody is married to director James L. Jadlos’s sister.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following table presents information regarding the beneficial ownership of our common stock as of June 30, 2006, by:

•	Each person known by us to own more than 5% of our voting common stock;

•	Each of our directors;

•	Each of our executive officers; and

•	All of our executive officers and directors as a group.

The business address for our principal shareholder, Michael J. Rebibo, is c/o 1st Portfolio, Inc., 8300 Boone Boulevard, Suite 200, Vienna, Virginia 22182, and for our directors and executive officers is 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191.

	Amount and nature of beneficial ownership					Amount and nature of beneficial ownership
	prior to the offering					after the offering
			Shares	Shares				Shares	Shares
	Shares of		underlying	underlying		Shares of		underlying	underlying
	common		exercisable	exercisable	Percent	common		exercisable	exercisable	Percent
Name	stock		options	warrants(1)	of class(2)	stock		options	warrants(1)	of class(2)

Principal Shareholder
Michael J. Rebibo(3)	544,484	(4)(5)	0	319,098 (6)	9.85%	434,484	(4)(5)	0	319,098 (6)	7.00%
Oakton, Virginia
Directors and Officers
J. Randolph Babbitt	125,581	(7)	84,274	6,720	2.54	125,581	(7)	84,274	6,720	2.06
Oakton, Virginia
Michael W. Clarke	475,549	(8)	144,546	11,220	7.34	475,549	(8)	144,546	11,220	5.95
Vienna, Virginia
John W. Edgemond	413,293	(9)	91,234	11,220	6.03	413,293	(9)	91,234	11,220	4.89
Reston, Virginia
Dean F. Hackemer	179,380	(10)	2,250	0	2.15	179,380	(10)	2,250	0	1.74
Fairfax, Virginia
James L. Jadlos	177,800	(11)	78,242	0	3.00	177,800	(11)	78,242	0	2.43
Denver, Colorado
Thomas M. Kody	259,787	(12)	87,748	11,220	4.20	259,787	(12)	87,748	11,220	3.40
Great Falls, Virginia
Jacques Rebibo(3)	407,328	(4)	91,234	205,176	8.05	382,328	(4)	91,234	205,176	6.32
McLean, Virginia
Robert C. Shoemaker	271,235	(13)	109,642	6,720	4.53	271,235	(13)	109,642	6,720	3.67
Fairfax, Virginia
Charles Wimer	96,608	(14)	9,814	0	1.26	96,608	(14)	9,814	0	1.02
Virginia Beach, Virginia
All directors and executive officers as a group (9 persons)	2,406,561		698,984	252,276	35.73%	2,381,561		698,984	252,276	29.24%

For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within sixty days. All shares of common stock indicated in the above table are subject to the sole investment and voting power of the identified director or officer, except as otherwise set forth in the footnotes below.

(1)	Includes warrants issued (i) to the organizing shareholders of the bank for their early investment commitment and funding of the bank’s organizational phase (these warrants vested immediately), and (ii) to the former shareholders of Management Investment

Corporation as part of the merger agreement discussed in note 4 below (these warrants vested annually pursuant to earn-out provisions based on the mortgage company’s annual financial performance through the fiscal year 2004).

(2)	Percentages before and after the offering are calculated based on 8,447,538 and 10,447,538 total outstanding shares, respectively. If the underwriters exercise their over-allotment options in full, the percentages after the offering will be further reduced. Certain of our directors and executive officers may purchase additional shares in the offering, but the numbers of shares and percentages after the offering do not take those purchases into account.

(3)	Jacques Rebibo, the non-executive chairman of our board of directors, is the father of Michael J. Rebibo, one of the selling shareholders and a principal shareholder, who previously served as president and chief executive officer of the mortgage company and as senior vice president of the bank.

(4)	Includes shares acquired pursuant to the merger agreement between the bank and Mortgage Investment Corporation, which became Access National Mortgage Corporation.

(5)	Based on information provided to us by Mr. M. Rebibo as of June 8, 2006. Includes 121,744 shares held by Mr. M. Rebibo’s mother, Kathy Rebibo, for whom Mr. M. Rebibo serves as conservator. He has sole voting and investment power with respect to these shares. Also includes 139,980 shares that Mr. M. Rebibo holds jointly with his spouse.

(6)	Includes 11,286 warrants held by Mr. M. Rebibo’s mother, Kathy Rebibo.

(7)	Includes 106,681 shares held in trust and with respect to which Mr. Babbitt shares the power to vote and dispose of such shares, 9,000 shares that Mr. Babbitt holds jointly with his spouse and 9,900 shares that Mr. Babbitt holds jointly with his grandchildren.

(8)	Includes 83,250 shares held by Mr. Clarke’s spouse.

(9)	Includes 5,876 shares held by Mr. Edgemond’s spouse, 14,418 shares held for his minor children, 333,848 shares held in trust and with respect to which Mr. Edgemond shares the power to vote and dispose of such shares and 14,766 shares held by GreenWorks Landscaping, Inc., of which Mr. Edgemond is president and owner.

(10)	Includes 131,310 shares that Mr. Hackemer owns jointly with his spouse and 15,700 shares held solely by Mr. Hackemer’s spouse.

(11)	Includes 177,200 shares that Mr. Jadlos holds jointly with his spouse.

(12)	Includes 221,186 shares that Mr. Kody holds jointly with his spouse.

(13)	Includes 133,451 shares that Mr. Shoemaker holds jointly with his spouse, 35,539 shares held solely by Mr. Shoemaker’s spouse and 2,876 shares held for his minor children.

(14)	Includes 45,000 shares that Mr. Wimer holds jointly with his spouse.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary describes material terms of our common stock. For the complete terms of our common stock, you should read the more detailed provisions of our articles of incorporation and bylaws and applicable provisions of the Virginia Stock Corporation Act.

General

Our articles of incorporation authorize us to issue 60,000,000 shares of common stock, par value $0.835, of which 8,100,724 shares were issued and outstanding as of March 31, 2006, and as of March 31, 2006, we had stock options for 1,275,012 shares of common stock issued and outstanding, of which 1,180,004 were exercisable. We have warrants for 895,792 shares of common stock issued and outstanding, all of which were exercisable as of March 31, 2006. All outstanding shares of common stock are fully paid and nonassessable. All share data and per share values have been adjusted for appropriately authorized stock dividends or stock splits. Our board of directors may issue shares of our common stock from time to time for such consideration as our board may deem advisable without further shareholder approval, subject to the maximum authorized common stock provided in our articles of incorporation. No class of stock other than common stock is authorized by our articles of incorporation. Certain characteristics of our common stock are summarized below.

Shares of our common stock represent equity interests in our company and are not bank deposits, savings accounts or other obligations of or guaranteed by the bank. Our common stock is neither insured nor guaranteed by the FDIC’s Deposit Insurance Fund or any other governmental agency and is subject to investment risks, including the possible loss of your entire investment.

Dividend Policy

Under federal and state law, we are authorized to pay dividends as declared by our board of directors. Subject to certain restrictions discussed in “Price Range of Our Common Stock and Dividend Information” above, we may pay dividends as and when determined by our board of directors after consideration of our and the bank’s operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations as may be appropriate in determining dividend policy. Holders of our common stock are entitled to receive and share equally in any dividends declared by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of our common stock are entitled to share ratably, after satisfaction in full of all of our liabilities, in all of our remaining assets available for distribution.

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Except in elections of directors as discussed below and in the case of certain other corporate actions for which higher voting requirements are required by the Virginia Stock Corporation Act (including mergers, share exchanges, sales of assets and dissolution), action on a matter is approved, provided that a quorum exists, if the votes cast favoring the action exceed the votes cast opposing the action.

Election of Directors

Our board of directors is divided into three classes and our directors are elected to staggered three-year terms. Each year, the terms of the directors in one class expire and directors in that class are elected for new three-year terms. Directors are elected at annual meetings of our shareholders. Directors are elected by a plurality of votes cast, so nominees who receive the highest numbers of votes are elected. Our shareholders may not vote cumulatively in the election of our directors.

No Preemptive Rights

Holders of our common stock do not have preemptive rights to acquire other or additional shares or other securities we may issue in the future.

Assessment

The issued and outstanding shares of our common stock are, and the shares of common stock being issued in the offering will be, validly issued, fully paid and nonassessable.

Charter Amendments

With some exceptions, an amendment to our articles of incorporation, including a provision to increase our authorized capital stock, may be made if the amendment is recommended to our shareholders by our board of directors and if the votes cast by shareholders in favor of the amendment exceed the votes cast opposing the amendment.

Merger, Share Exchange, Sale of Assets and Dissolution

In general, Virginia law requires that any merger, share exchange, voluntary liquidation or transfer of substantially all our assets (other than in the ordinary course of business) be recommended to our shareholders by our board of directors and be approved by the affirmative vote of the holders of at least a majority of all outstanding shares of our common stock.

Provisions That May Affect Changes in Control

Articles 14 and 14.1 of the Virginia Stock Corporation Act contain provisions regarding affiliated transactions and control share acquisitions. Both the affiliated transactions statute and the control share acquisitions statute apply to Virginia corporations with more than 300 shareholders. As of May 2, 2003, we had approximately 325 holders of record. These provisions could have an anti-takeover effect, thereby reducing the control premium that might otherwise be reflected in the value of our common stock. Although Virginia corporations are permitted to opt out of these provisions, we have not done so. Below is a summary of the key provisions of these Articles. You should read the actual provisions of the Virginia Stock Corporation Act for a complete understanding of the restrictions that these provisions place on affiliated transactions and control share acquisitions.

Affiliated Transactions Statute.

Article 14 of the Virginia Stock Corporation Act governs “affiliated transactions,” or transactions between a Virginia corporation and an “interested shareholder.” “Interested shareholders” are holders of more than 10% of any class of a corporation’s outstanding voting shares. Subject to certain exceptions discussed below, the affiliated transactions statute requires that, for three years following the date upon which any shareholder becomes an interested shareholder, any affiliated transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the interested shareholder, and by a majority (but not less than two) of the “disinterested directors.” The affiliated transactions statute defines a disinterested director as a member of a corporation’s board of directors who either (i) was a member before the later of January 1, 1988 or the date on which an interested shareholder became an interested shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the corporation’s board of directors. At the expiration of the three year period after a shareholder becomes an interested shareholder, these provisions require that any affiliated transaction be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the interested shareholder.

The principal exceptions to the special voting requirement apply to affiliated transactions occurring after the three year period has expired and require either that the affiliated transaction be approved by a majority of the corporation’s disinterested directors or that the transaction satisfy specific statutory fair price requirements. In general, the fair price requirements provide that the shareholders must receive for their shares the higher of: the highest per share price paid by the interested shareholder for his, her or its shares during the two year period prior to becoming an interested shareholder; or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid and no special financial accommodations have been accorded the interested shareholder, unless approved by a majority of the disinterested directors.

Control Share Acquisitions Statute.

With specific enumerated exceptions, Article 14.1 of the Virginia Stock Corporation Act applies to acquisitions of shares of a corporation that would result in an acquiring person’s ownership of the corporation’s shares entitled to be voted in the election of directors falling within any one of the following ranges: 20% to 33 1/3%; 33 1/3% to 50%; or 50% or more. Shares that are the subject of a control share acquisition will not be entitled to voting rights unless the holders of a majority of the “disinterested shares” vote at an annual or special meeting of shareholders of the corporation to accord the control shares with voting rights. Disinterested shares are those outstanding shares entitled to vote that are not owned by the acquiring person or by officers and inside directors of the target company. Under specific circumstances, the control share acquisitions statute permits an acquiring person to call a special shareholders’ meeting for the purpose of considering granting voting rights to the holders of the control shares. As a condition to having this matter considered at either an annual or special meeting, the acquiring person must provide shareholders with detailed disclosures about his, her or its identity, the method and financing of the control share acquisition and any plans to engage in specific transactions with, or to make fundamental changes to, the corporation, its management or business. Under specific circumstances, the control share acquisitions statute grants dissenters’ rights to shareholders who vote against granting voting rights to the control shares. Among the acquisitions specifically excluded from the control share acquisitions statute are acquisitions that are a part of certain negotiated transactions to which the corporation is a party and which, in the case of mergers or share exchanges, have been approved by the corporation’s shareholders under other provisions of the Virginia Stock Corporation Act.

Charter and Bylaw Provisions Having Potential “Anti-Takeover” Effect

The following paragraphs summarize certain provisions of our articles of incorporation and bylaws that may have the effect, or be used as a means, of delaying or preventing attempts to acquire or take control of our company that are not first approved by our board of directors, even if those proposed takeovers are favored by our shareholders.

Staggered Terms of Directors.

As discussed above, under our bylaws, our directors are divided into three classes and elected to staggered three-year terms. At each annual meeting of our shareholders, the terms of directors in one class expire and directors and/or nominees in that class are elected to new three-year terms. Because only approximately one-third of our directors are elected each year, voting at two consecutive meetings would be required for shareholders to replace a majority of our current seven directors through the normal election process.

Bylaw Amendments.

Subject to certain limitations under Virginia law, our bylaws may be amended or repealed by either our board of directors or our shareholders. Therefore, our board of directors is authorized to amend or repeal bylaws without the approval of our shareholders, except to the extent that this power is reserved exclusively to the shareholders by law or our articles of incorporation, or the shareholders in adopting or amending a particular bylaw provision provide expressly that our board of directors may not amend or repeal such bylaw provision.

SELLING SHAREHOLDERS

Jacques Rebibo is the non-executive chairman of our board of directors. As of June 30, 2006, Mr. J. Rebibo owns 407,328 shares of our common stock or 4.8% of our outstanding common stock. Mr. J. Rebibo is selling in this offering for his own account 25,000 shares of common stock (and up to 3,750 additional shares if the underwriters’ over-allotment options are exercised in full). Upon completion of the offering, Mr. J. Rebibo will own 382,328 shares of our common stock, which will represent 3.7% of our outstanding common stock (or 3.5% if the underwriters’ over-allotment options are exercised in full).

Michael J. Rebibo is a former president of the mortgage company and senior vice president of the bank. As of June 30, 2006, excluding the shares owned by his mother, Kathy Rebibo, for whom he serves as conservator, Mr. M. Rebibo owns 422,740 shares of our common stock or 5.0% of our outstanding common stock. Mr. M. Rebibo is selling in this offering for his own account 110,000 shares of common stock (and up to 16,500 additional shares if the underwriters’ over-allotment options are exercised in full). Upon completion of the offering, Mr. M. Rebibo will own 312,740 shares of our common stock, which will represent 3.0% of our outstanding common stock (or 2.8% if the underwriters’ over-allotment options are exercised in full).

UNDERWRITING

We and the selling shareholders have entered into an underwriting agreement with the underwriters named below with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us and the selling shareholders the respective number of shares of common stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares

Keefe, Bruyette & Woods, Inc.
Scott & Stringfellow, Inc.
Total

The underwriting agreement provides that each of the underwriters’ obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the continued accuracy of representations and warranties made by us and the selling shareholders to the underwriters;

•	the absence of material adverse changes in the financial markets; and

•	the delivery of customary closing documents to the underwriters by us and the selling shareholders.

The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment options described below, unless and until the options are exercised.

Over-Allotment Options

We and the selling shareholders have granted the underwriters options, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to 300,000 and 20,250 additional shares, respectively, or an aggregate of 320,250 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We and the selling shareholders will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment options are exercised. The underwriters may exercise these options only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. If any shares are purchased with these options, the underwriters will purchase shares in approximately the same proportion as the initial commitment shown in the table above.

Commissions and Expenses

The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $      per share on sales to other brokers and dealers. After the completion of the offering, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions we and the selling shareholders will pay the underwriters and the proceeds we and the selling shareholders will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ options to purchase additional shares.

		Total Without	Total With
		Over-Allotment	Over-Allotment
	Per Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discounts and commissions paid by us
Underwriting discounts and commissions paid by the selling shareholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $      and are payable by us and the selling shareholders on a pro rata basis.

Lock-Up Agreements

We and each of our directors and executive officers and the selling shareholders, have agreed, for a period of 90-days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., on behalf of the underwriters, subject to certain specified exceptions. These restrictions expressly preclude us, our executive officers, directors and the selling shareholders from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We and the selling shareholders have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment options. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment options. The underwriters may close out any short position by exercising their over-allotment options and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase common stock through exercise of the over-allotment options. If the underwriters sell more common stock than could be covered by exercising the over-allotment options and, therefore, has a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members who are qualified market makers on the Nasdaq Stock Market may engage in passive market making transactions in our common stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making, and they may end passive market making activities at any time.

Our Relationship with the Underwriters

The underwriters and some of their affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for those services.

At our request, the underwriters have reserved shares of our common stock for sale in a directed share program to our directors, officers and employees, and to other persons with whom we have a business relationship, who have expressed an interest in participating in this program. No more than 5% of the common stock offered in this offering will be sold to these persons under the directed share program. Any reserved shares that are not purchased may be reallocated to other persons for whom these shares are reserved, or they may be sold to the general public. The number of shares available for sale to the general public will be reduced if these persons purchase the reserved shares. Purchases of the reserved shares will be made on the same terms and conditions as purchases made by persons unrelated to us, and the shares sold under this program will be subject to a 90-day lock-up arrangement.

The common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS

Troutman Sanders LLP, Richmond, Virginia, will pass upon the legality of the securities offered by this prospectus for us. Certain legal matters will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough LLP, Washington, D.C.

EXPERTS

BDO Seidman, LLP, registered independent public accountants, audited our consolidated financial statements as of December 31, 2005 and 2004, and for each of the two years ended December 31, 2005 and 2004, included in this prospectus, as stated in their report appearing herein. Yount, Hyde & Barbour, P.C., registered independent public accountants, audited our consolidated financial statements as of December 31, 2003, and for the year ended December 31, 2003, included in this prospectus, as stated in their report appearing herein. These consolidated financial statements are included in this prospectus and registration statement in reliance upon the reports of BDO Seidman and Yount, Hyde & Barbour, and upon the authority of these firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the requirements of the Securities Exchange Act of 1934, as amended, and we file reports and other information about our company with the Securities and Exchange Commission, including annual reports, quarterly reports and proxy statements. You may read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information. Our own website (www.AccessNationalBank.com) also contains information relating to the bank, our wholly-owned subsidiary and operating entity, and our business.

We have filed with the SEC a registration statement on Form S-1 covering the common stock to be sold in this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the common stock we are offering, you should refer to the registration statement and its exhibits. You can obtain a copy of the full registration statement from the SEC as described above.

ACCESS NATIONAL CORPORATION & SUBSIDIARIES

ACCESS NATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2006	2005
	(Unaudited)
	(In thousands, except
	for share data)

ASSETS
Cash and due from banks	$12,884	$9,854
Interest bearing deposits in other banks	3,475	13,329
Securities available for sale, at fair value	110,243	87,771
Loans held for sale	70,635	45,019
Loans, net of allowance for loan losses of $5,339 and $5,215 respectively	378,268	364,518
Premises and equipment	9,656	9,650
Other assets	7,317	6,909

Total assets	$592,478	$537,050

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing deposits	$86,037	$81,034
Savings and interest-bearing deposits	138,651	149,094
Time deposits	198,424	189,501

Total deposits	423,112	419,629
Other liabilities
Short-term borrowings	101,767	48,196
Long-term borrowings	20,732	21,786
Subordinated debentures	10,311	10,311
Other liabilities	3,511	5,943

Total liabilities	559,433	505,865

SHAREHOLDERS’ EQUITY
Common stock, par value, $0.835; authorized, 60,000,000 shares; issued and outstanding, 8,100,724 shares in 2006 and 7,956,556 shares in 2005	6,764	6,644
Surplus	9,427	9,099
Retained earnings	17,810	16,227
Accumulated other comprehensive income (loss), net	(956)	(785)

Total shareholders’ equity	33,045	31,185

Total liabilities and shareholders’ equity	$592,478	$537,050

See accompanying notes to consolidated financial statements (Unaudited).

ACCESS NATIONAL CORPORATION

CONSOLIDATED STATEMENT OF INCOME

	Three Months Ended
	March 31,
	2006	2005
	(Unaudited)
	(In thousands, except
	for share data)

Interest and Dividend Income
Interest and fees on loans	$7,495	$5,060
Interest on deposits in other banks	99	66
Interest and dividends on securities	1,051	493

Total interest and dividend income	8,645	5,619

Interest Expense
Interest on deposits	3,299	1,807
Interest on short-term borrowings	846	219
Interest on long-term borrowings	202	252
Interest on subordinated debentures	201	157

Total interest expense	4,548	2,435

Net interest income	4,097	3,184
Provision for loan losses	124	114

Net interest income after provision for loan losses	3,973	3,070

Noninterest Income
Service fees on deposit accounts	74	34
Gain on sale of loans	5,115	4,634
Mortgage broker fee income	866	931
Other income	48	554

Total noninterest income	6,103	6,153

Noninterest Expense
Salaries and employee benefits	4,706	4,563
Occupancy and equipment	526	536
Other operating expenses	2,384	2,556

Total noninterest expense	7,616	7,655

Income before income taxes	2,460	1,568
Income tax expense	837	533

NET INCOME	$1,623	$1,035

Earnings per common share:
Basic	$0.20	$0.13

Diluted	$0.17	$0.11

Average outstanding shares:
Basic	8,018,133	7,917,998
Diluted	9,658,239	9,345,524

See accompanying notes to consolidated financial statements (Unaudited).

ACCESS NATIONAL CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Three Months Ended March 31, 2006 and 2005

				Accumulated
				Other
	Common		Retained	Comprehensive	Comprehensive
	Stock	Surplus	Earnings	Income (Loss)	Income	Total
	(Unaudited)
	(In thousands)

Balance, December 31, 2005	$6,644	$9,099	$16,227	$(785)	$—	$31,185
Comprehensive income:
Net income	—	—	1,623	—	1,623	1,623
Other comprehensive income (loss), unrealized holdings losses arising during the period, net of tax $88	—	—	—	(171)	(171)	(171)

					$1,452

Cash Dividend			(40)			(40)
Common Stock issued for exercise of warrants, shares	120	328				448

Balance, March 31, 2006	$6,764	$9,427	$17,810	$(956)		$33,045

Balance, December 31, 2004	$6,608	$9,067	$10,330	$(7)	$—	$25,998
Comprehensive income:
Net income	—	—	1,035	—	1,035	1,035
Other comprehensive income (loss), unrealized holdings losses arising during the period, net of tax $242	—	—	—	(471)	(471)	(471)

					$564

Common Stock issued for exercise of warrants, shares	4	4				8

Balance, March 31, 2005	$6,612	$9,071	$11,365	$(478)		$26,570

See accompanying notes to consolidated financial statements (Unaudited).

ACCESS NATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(In thousands)

Cash Flows from Operating Activities
Net income	$1,623	$1,035
Adjustments to reconcile net income to net cash (used in) operating activities:
Provision for loan losses	124	114
Deferred tax (benefit)	(77)	—
Stock Based Compensation	18	—
Gain (loss) on derivatives	(28)	26
Net amortization (accretion) on securities	(1)	1
Depreciation and amortization	197	167
Changes in assets and liabilities:
(Increase) decrease in loans held for sale	(25,380)	(12,572)
(Increase) decrease in other assets	(232)	(818)
Increase (decrease) in other liabilities	(2,432)	372

Net cash (used in) operating activities	(26,188)	(11,675)

Cash Flows from Investing Activities
Proceeds from maturities and calls of securities available for sale	1,657	4,127
Purchases of securities available for sale	(24,387)	(10,169)
Net (increase) in loans	(14,110)	(5,861)
Purchases of premises and equipment	(186)	(44)

Net cash (used in) investing activities	(37,026)	(11,947)

Cash Flows from Financing Activities
Net increase (decrease) in demand, interest-bearing demand and savings deposits	(5,439)	46,877
Net increase (decrease) in time deposits	8,922	2,332
Net increase (decrease) in securities sold under agreement to repurchase	250	(2,364)
Net increase (decrease) in short-term borrowings	54,321	(19,496)
Net increase (decrease) in long term borrowings	(2,054)	(1,054)
Proceeds from issuance of common stock	430	7
Dividends Paid	(40)	—

Net cash provided by financing activities	56,390	26,302

Increase (decrease) in cash and cash equivalents	(6,824)	2,680
Cash and Cash Equivalents
Beginning	23,183	30,532

Ending	$16,359	$33,212

Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$4,530	$2,430

Cash payments for income taxes	$1,477	$815

Supplemental Disclosures of Noncash Investing Activities
Unrealized gain (loss) on securities available for sale	(259)	(713)

See accompanying notes to consolidated financial statements (Unaudited).

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements
(Unaudited)

Note 1.	Commencement of Operations

Access National Corporation (the “Corporation”) is a bank holding company incorporated under the laws of the Commonwealth of Virginia. The Corporation has three wholly owned subsidiaries, Access National Bank (the “Bank”), which is an independent commercial bank chartered under federal laws as a national banking association, Access Capital Trust I, and Access Capital Trust II. The Corporation does not have any significant operations and serves primarily as the parent company for the Bank. The Corporation’s income is primarily derived from dividends received from the Bank. The amount of these dividends is determined by the Bank’s earnings and capital position.

The Corporation acquired all of the outstanding stock of the Bank in a statutory exchange transaction on June 15, 2002, pursuant to an Agreement and Plan of Reorganization between the Corporation and the Bank.

Access National Bank opened for business on December 1, 1999 and has four wholly-owned subsidiaries: Access National Mortgage Corporation (the “Mortgage Corporation”) and United First Mortgage Corporation (“UFM”), both Virginia corporations engaged in mortgage banking activities, Access National Leasing Corporation, a Virginia corporation engaged in commercial and industrial leasing services, and Access Real Estate LLC. Access National Leasing was acquired in exchange for 7,500 shares of Access National Bank stock in the second quarter of 2002. The 7,500 shares were subsequently repurchased in 2003. The leasing subsidiary presently has no employees and its affairs are managed as a part of the Bank’s commercial lending department. Access Real Estate LLC is a limited liability corporation established in July, 2003 for the purpose of holding title to the Corporation’s headquarters building, located at 1800 Robert Fulton Drive, Reston, Virginia.

The Corporation formed Access Capital Trust I and Access Capital Trust II in 2002 and 2003 respectively for the purpose of issuing redeemable capital securities. On July 30, 2002 Access Capital Trust I, issued $4.1 million of trust preferred securities and on September 30, 2003, Access Capital Trust II issued $6.2 million of trust preferred securities. Trust preferred securities may be included in Tier 1 capital in an amount equal to 25% of Tier 1 capital and amounts in excess of 25% are includable as Tier 2 capital. As guarantor, the Corporation unconditionally guarantees payment of all distributions required to be paid on the Trust Preferred Securities.

In August 2004, Access National Bank acquired all of the common stock of UFM. The acquisition of UFM gave the company a new location in the Richmond, Virginia market plus entry into the Fredericksburg and Staunton markets. The new locations became branch offices of the Mortgage Corporation.

In July 2005 Access Real Estate LLC purchased an unimproved commercial building lot in Spotsylvania County, Virginia where the Corporation is contemplating the construction of a combined banking and mortgage center.

Note 2.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with rules and regulations of the Securities and Exchange Commission. The statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. All adjustments have been made, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. Such adjustments are all of a normal and recurring nature. All significant inter-company accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. These

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)

consolidated financial statements should be read in conjunction with the Corporation’s audited financial statements and the notes thereto as of December 31, 2005, included in the Corporation’s Annual Report for the fiscal year ended December 31, 2005.

Note 3.	Stock Based Compensation Plans

Stock-Based Compensation Plans — On January 1, 2006, the Corporation adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment,” which requires the measurement and recognition of compensation expense for all stock-based awards made to employees based on estimated fair values. SFAS No. 123(R) supersedes previous accounting under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, providing supplemental implementation guidance for SFAS 123(R). The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the fair value of stock-based awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. The Company adopted SFAS No. 123(R)using the modified prospective application, which requires the application of the standard starting from January 1, 2006, the first day of the current fiscal year.

The Company’s condensed consolidated financial statements for the three months ended March 31, 2006 reflect the impact of SFAS No. 123(R). Stock-based compensation expense related to employee stock options recognized under SFAS No. 123(R) for the three months ended March 31, 2006 was $18 thousand and is included in other operating expenses. The total income tax benefit recognized for share-based compensation arrangements for the three months ended March 31, 2006 was $6 thousand. As of March 31, 2006, total unamortized stock-based compensation cost related to non-vested stock options was $99 thousand, net of expected forfeitures, which is expected to be recognized over a weighted-average period of 0.95 years.

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation.” Under the intrinsic value method, no stock-based compensation expense for employee stock options had been recognized in the Company’s consolidated statements of operations because the exercise price of the Company’s stock options granted to employees equaled the fair market value of the underlying stock at the date of grant. In accordance with the modified prospective transition method the Company used in adopting SFAS No. 123(R), the Company’s results of operations prior to fiscal 2006 have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

Stock-based compensation expense recognized during a period is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the three months ended March 31, 2006 included compensation expense for stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the fair value on the grant date estimated in accordance with the pro forma provisions of SFAS No. 123. As stock-based compensation expense recognized for the first quarter of fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for forfeitures.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)

The following table illustrates the pro forma net income and earnings per share for the three months ended March 31, 2005 as if compensation expense for stock options issued to employees had been determined consistent with SFAS No. 123:

STOCK BASED COMPENSATION PLANS

Three Month Period
Ended
March 31, 2005
(In thousands except
for share data)

Net Income, as reported	$1,035
Total stock-based compensation determined under fair value based method for all awards, net of realized tax effects	$(159)

Pro-forma Net Income	$876

Earnings per Share:
Basic — as reported	$0.13

Basic — pro forma	$0.11

Diluted — as reported	$0.11

Diluted — pro forma	$0.10

Note 4.	Securities

Amortized costs and fair values of securities available for sale as of March 31, 2006 and December 31, 2005 are as follows:

	March 31, 2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)

U.S. Treasury Securities	$1,602	$—	$(2)	$1,600
U.S. Government Agencies	96,335	—	(1,292)	95,043
Mortgage Backed Securities	1,309	1	(4)	1,306
Tax Exempt Municipals	2,895	—	(45)	2,850
Taxable Municipals	1,500	—	(55)	1,445
Mutual Fund	1,500	—	(52)	1,448
Restricted Securities —
Federal Reserve Bank Stock	720	—	—	720
FHLB Stock	5,831	—	—	5,831

Total Securities	$111,692	$1	$(1,450)	$110,243

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)

	December 31, 2005
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value
	( In thousands)

U.S. Treasury Notes	$1,606	$—	$(4)	$1,602
U.S. Governmental Agencies	76,329	—	(1,069)	75,260
Mortgage Backed Securities	1,392	3	(2)	1,393
Tax Exempt Municipals	2,895	—	(55)	2,840
Taxable Municipals	1,500	—	(34)	1,466
Mutual Fund	1,500	—	(29)	1,471
Restricted Stock — Federal Reserve Bank Stock	300	—	—	300
FHLB Stock	3,439	—	—	3,439

Total Securities	$88,961	$3	$(1,193)	$87,771

The amortized cost and fair value of securities available for sale as of March 31, 2006 and December 31, 2005 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the securities may be called or prepaid without any penalties.

	March 31, 2006		December 31, 2005
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
	(In thousands)		(In thousands)

US Treasury & Agencies
Due in one year or less	$15,625	$15,488	$3,606	$3,570
Due after one through five years	80,814	79,694	72,831	71,808
Due after five through ten years	1,498	1,461	1,498	1,484
Municipals
Due after five through ten years	3,880	3,783	3,880	3,796
Due after ten through fifteen years	515	512	515	510
Mortgage Backed Securities
Due after one through five years	1,309	1,306	1,392	1,393
Mutual Fund	1,500	1,448	1,500	1,471
Restricted Stock:
Federal Reserve Bank stock	720	720	300	300
FHLB stock	5,831	5,831	3,439	3,439

	$111,692	$110,243	$88,961	$87,771

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)

Investment securities available for sale that have an unrealized loss position at March 31, 2006 and December 31, 2006 are detailed below

			March 31, 2006
	Securities in a Loss		Securities in a Loss
	Position for Less Than		Position for 12 Months
	12 Months		or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In thousands)

Investment securities available for sale:
U.S. Treasury Security	$1,600	$(2)	—	—	$1,600	$(2)
Mortgage Backed Security	1,016	(4)	—	—	1,016	(4)
U.S. Government Agencies	20,261	(223)	69,781	(1,069)	90,042	(1,292)
Municipals-Taxable	1,446	(55)	—	—	1,446	(55)
Municipals-Tax Exempt	1,463	(14)	1,386	(31)	2,849	(45)
CRA Mutual Fund	1,448	(52)	—	—	1,448	(52)

Total	$27,234	$(350)	$71,167	$(1,100)	$98,401	$(1,450)

			December 31, 2005
	Securities in a Loss		Securities in a Loss
	Position for Less Than		Position for 12 Months
	12 Months		or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In thousands)

Investment securities available for sale:
U.S. Treasury Security	$1,602	$(4)	—	—	$1,602	$(4)
Mortgage Backed Security	485	(2)	—	—	485	(2)
U.S. Government Agencies	28,950	(377)	29,309	(691)	58,259	(1,068)
Municipals-Taxable	1,465	(35)	—	—	1,465	(35)
Municipals-Tax Exempt	2,840	(55)	—	—	2,840	(55)
CRA Mutual Fund	1,471	(29)	—	—	1,471	(29)

Total	$36,813	$(502)	$29,309	$(691)	$66,122	$(1,193)

Management does not believe that any individual unrealized loss as of March 31, 2006 and December 31, 2005 represents other than temporary impairment. These unrealized losses are primarily attributable to changes in interest rates. The Corporation has the ability to hold these securities for a time necessary to recover the amortized cost or until maturity when full repayment would be received.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)

Note 5.	Loans

The following table presents the composition of the loan portfolio at March 31, 2006 and December 31, 2005.

	March 31, 2006	December 31, 2005
	(In thousands)

Commercial and Industrial loans	$43,751	$38,516
Real Estate Non-Residential	143,461	137,423
Real Estate Construction	37,463	37,054
Real Estate Residential	157,732	156,185
Consumer loans	1,200	555

Total loans	383,607	369,733
Less allowance for loan losses	5,339	5,215

Net loans	$378,268	$364,518

Note 6.	Segment Reporting

Access National Corporation has two reportable segments: traditional commercial banking and a mortgage banking business. Revenues from commercial banking operations consist primarily of interest earned on loans and investment securities and fees from deposit services. Mortgage banking operating revenues consist principally of interest earned on mortgage loans held for sale, gains on sales of loans in the secondary mortgage market and loan origination fee income.

The commercial bank segment provides the mortgage segment with the short term funds needed to originate mortgage loans through a warehouse line of credit and charges the mortgage banking segment interest based on a premium over their cost to borrow funds. These transactions are eliminated in the consolidation process.

Other includes the operations of Access National Corporation and Access Real Estate LLC. The primary source of income for the Corporation is derived from dividends from the Bank and its primary expense relates to interest on subordinated debentures. The primary source of income for Access Real Estate is derived from rents received from the Bank and Mortgage Corporation.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)

The following table presents segment information for the three months ended March 31, 2006 and 2005:

	Commercial	Mortgage			Consolidated
2006	Banking	Banking	Other	Eliminations	Totals
	(In thousands)

Revenues:
Interest income	$8,682	$634	$13	$(684)	$8,645
Gain on sale of loans	—	5,115	—	—	5,115
Other revenues	400	894	562	(868)	988

Total revenues	9,082	6,643	575	(1,552)	14,748

Expenses:
Interest expense	4,233	681	318	(684)	4,548
Salaries and employee benefits	1,531	3,175	—	—	4,706
Other	983	2,251	417	(617)	3,034

Total expenses	6,747	6,107	735	(1,301)	12,288

Income before income taxes	$2,335	$536	$(160)	$(251)	$2,460

Total assets	$560,877	$72,756	$37,405	$(78,560)	$592,478

	Commercial	Mortgage			Consolidated
2005	Banking	Banking	Other	Elimination	Totals
	(In thousands)

Revenues:
Interest income	$5,579	$507	$21	$(488)	$5,619
Gain on sale of loans	—	4,666	—	(32)	4,634
Other	458	1,137	459	(535)	1,519

Total revenues	6,037	6,310	480	(1,055)	11,772

Expenses:
Interest expense	2,238	408	277	(488)	2,435
Salaries and employee benefits	1,394	3,169	—	—	4,563
Other	806	2,509	257	(366)	3,206

Total expenses	4,438	6,086	534	(854)	10,204

Income before income taxes	$1,599	$224	$(54)	$(201)	$1,568

Total assets	$419,963	$78,897	$35,388	$(86,903)	$447,345

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)

Note 7.	Earnings Per Share (EPS):

The following tables show the calculation of both Basic and Diluted earnings per share for the three months ended March 31, 2006 and 2005 respectively. The numerator of both the Basic and Diluted EPS is equivalent to net income. The weighted average number of shares outstanding used in the denominator for Diluted EPS is increased over the denominator used for Basic EPS by the effect of potentially dilutive common stock options and warrants utilizing the treasury stock method.

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005
	(In thousands except for share data)

BASIC EARNINGS PER SHARE:
Net Income	$1,623	$1,035
Weighted average shares outstanding	8,018,133	7,917,998

Basic earnings per share	$0.20	$0.13
DILUTED EARNINGS PER SHARE:
Net Income	$1,623	$1,035
Weighted average shares outstanding	8,018,133	7,917,998
Dilutive stock options and warrants	1,640,106	1,427,526

Weighted average diluted shares outstanding	9,658,239	9,345,524
Diluted earnings per share	$0.17	$0.11

Note 8.	Derivatives

Access National Mortgage Corporation carries all derivative instruments at fair value as either assets or liabilities in the consolidated balance sheets. Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended (“SFAS 133”), provides specific accounting provisions for derivative instruments that qualify for hedge accounting. The Mortgage Corporation has not elected to apply hedge accounting to its derivative instruments as provided in SFAS 133.

The Mortgage Corporation enters into interest rate lock commitments, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. The Mortgage Corporation also has corresponding forward sales commitments related to these interest rate lock commitments, which are recorded at fair value with changes in fair value recorded in non-interest income. The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. The Mortgage Corporation determines the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close.

For derivative instruments not designated as hedging instruments, the derivative is recorded as a freestanding asset or liability with the change in value being recognized in current earnings during the period of change.

At March 31, 2006 and December 31, 2005 the Mortgage Corporation had derivative financial instruments with a notional value of $113,839,000 and $96,809,000 respectively. The fair value of these derivative instruments at March 31, 2006 and December 31, 2005 was $113,741,000 and $96,731,000 respectively.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)

Note 9.	Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, a Replacement of APB Opinion 20 and FASB Statement No. 3. SFAS 154 amends the existing guidance and applies to accounting for and reporting of a change in accounting principle. SFAS 154 also applies to changes required by accounting pronouncements when the pronouncement does not include explicit transition provisions. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 didn’t have a material impact on the financial condition or the results of operation of the Corporation.

In late 2005, the FASB’s staff issued Staff Position (FSP) FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. This FSP provides additional guidance on when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss. Additionally, the FSP requires certain disclosures about unrealized losses which have not been recognized as other-than-temporary. The effect of this guidance did not have a material effect on the Bank’s consolidated financial statements upon implementation on January 1, 2006.

BDO Seidman, LLP Accountant and Consultants	300 Arboretum Place Suite 520 Richmond Virginia 23236 Telephone: (804) 330-3092 Fax: (804) 330-7753

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Access National Corporation
Reston, Virginia

We have audited the accompanying consolidated balance sheets of Access National Corporation as of December 31, 2005 and 2004 and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to haves nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Access National Corporation, at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Richmond. Virginia
February 22, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Access National Corporation
Reston, Virginia

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2003 of Access National Corporation. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows for Access National Corporation for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/  Yount, Hyde & Barbour, P.C.

Winchester,Virginia
February 5, 2004

ACCESS NATIONAL CORPORATION

Consolidated Balance Sheets
December 31, 2005 and 2004

	2005	2004
	(In thousands, except for per share data)

ASSETS
Cash and due from banks	$9,854	$10,998
Interest-bearing deposits in other banks	13,329	19,534
Securities available for sale, at fair value	87,771	51,378
Loans held for sale	45,019	36,245
Loans, net of allowance for loan losses 2005, $5,215; 2004, $4,019	364,518	288,575
Premises and equipment, net	9,650	8,822
Other assets	6,909	4,546

Total assets	$537,050	$420,098

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing demand deposits	$81,034	$94,108
Savings and interest-bearing deposits	149,094	103,274
Time deposits	189,501	120,011

Total deposits	419,629	317,393
Short term borrowings	48,196	37,079
Long term borrowings	21,786	27,000
Subordinated debentures	10,311	10,311
Other liabilities and accrued expenses	5,943	2,317

Total liabilities	505,865	394,100

Shareholders’ Equity
Common stock, par value, $0.835, authorized 60,000,000 shares, issued and outstanding, 7,956,556 in 2005 and 7,914,148 in 2004	6,644	6,608
Surplus	9,099	9,067
Retained earnings	16,227	10,330
Accumulated other comprehensive income (loss), net	(785)	(7)

Total shareholders’ equity	31,185	25,998

Total liabilities and shareholders’ equity	$537,050	$420,098

See accompanying notes to consolidated financial statements.

ACCESS NATIONAL CORPORATION

Consolidated Statements of Income

	Year Ended December 31
	2005	2004	2003
	(In thousands, except for per share data)

Interest and Dividend Income
Interest and fees on loans	$25,043	$17,228	$13,522
Interest on federal funds sold	1	2	—
Interest on deposits in other banks	278	90	142
Interest and dividends on securities	2,471	905	378

Total interest and dividend income	27,793	18,225	14,042

Interest Expense
Interest on deposits	9,020	4,355	3,966
Interest on short-term borrowings	1,879	808	223
Interest on long-term borrowings	917	854	421
Interest on trust preferred capital notes	706	514	294

Total interest expense	12,522	6,531	4,904

Net interest income	15,271	11,694	9,138
Provision for loan losses	1,196	1,462	526

Net interest income after provision for loan losses	14,075	10,232	8,612

Noninterest Income
Service fees on deposit accounts	260	145	266
Gain on sale of loans	24,095	20,015	27,818
Mortgage broker fee income	5,634	4,601	4,890
Other income	1,478	1,191	791

Total noninterest income	31,467	25,952	33,765

Noninterest Expense
Salaries and employee benefits	20,537	18,627	21,398
Occupancy expense	1,222	1,367	1,291
Furniture and equipment expense	1,204	1,048	871
Other operating expenses	13,377	10,538	12,872

Total noninterest expense	36,340	31,580	36,432

Income before income taxes	9,202	4,604	5,945
Income tax expense	3,305	1,619	2,129

Net income before extra-ordinary items	5,897	2,985	3,816
Extra-ordinary Income
Gain on acquisition of subsidiary, net of income tax	—	330	—

Net Income	$5,897	$3,315	$3,816

Earnings per common share:
Basic, before extra-ordinary income	$0.75	$0.40	$0.55

Basic	$0.75	$0.44	$0.55

Diluted, before extra-ordinary income	$0.63	$0.33	$0.43

Diluted	$0.63	$0.36	$0.43

Average outstanding shares:
Basic	7,867,135	7,509,536	6,986,680
Diluted	9,423,087	9,155,778	8,822,372

See accompanying notes to consolidated financial statements.

ACCESS NATIONAL CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated
				Other
	Common		Retained	Comprehensive	Comprehensive
	Stock	Surplus	Earnings	Income (Loss)	Income	Total
	(In thousands, except for per share data)

Balance, December 31, 2002	$5,850	$7,148	$3,199	$94	$—	$16,291
Repurchase of common stock	(54)	(292)	—	—		(346)
Comprehensive income:
Net income	—	—	3,816	—	3,816	3,816
Other comprehensive income, unrealized holdings losses arising during the period (net of tax, $2)	—	—	—	(6)	(6)	(6)

Total comprehensive income					$3,810

Balance, December 31, 2003	5,796	6,856	7,015	88		19,755
Issuance of common stock,	854	2,529	—	—		3,383
Repurchase of common stock	(42)	(318)	—	—		(360)
Comprehensive income:
Net income	—	—	3,315	—	3,315	3,315
Other comprehensive income, unrealized holdings losses arising during the period (net of tax, $49)	—	—	—	(95)	(95)	(95)

Total comprehensive income					$3,220

Balance, December 31, 2004	6,608	9,067	10,330	(7)		25,998
Issuance of common stock,	38	55	—	—		93
Repurchase of common stock	(2)	(23)	—	—		(25)
Comprehensive income:
Net income	—	—	5,897	—	5,897	5,897
Other comprehensive income, unrealized holdings losses arising during the period (net of tax, $402)	—	—	—	(778)	(778)	(778)

Total comprehensive income					$5,119

Balance, December 31, 2005	$6,644	$9,099	$16,227	$(785)		$31,185

See accompanying notes to consolidated financial statements.

ACCESS NATIONAL CORPORATION

Consolidated Statements of Cash Flows

	Year Ended December 31
	2005	2004	2003
	(In thousands)

Cash Flows from Operating Activities
Net income	$5,897	$3,315	$3,816
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	1,196	1,462	526
Deferred tax benefit	(908)	(538)	(55)
Provision for hedging	30	—	—
Net amortization on securities	—	71	239
Depreciation and amortization	697	553	413
Loss on disposal of assets	81	—	—
Changes in assets and liabilities:
(Increase) decrease in loans held for sale	(9,010)	(6,489)	64,096
(Increase) decrease in other assets	(904)	(932)	1,213
Increase (decrease) in other liabilities	3,626	(215)	(2,301)

Net cash provided by (used in) operating activities	705	(2,773)	67,947

Cash Flows from Investing Activities
Proceeds from maturities and calls of securities available for sale	25,523	24,878	10,978
Proceeds from sale of security available for sale	—	—	—
Purchases of securities available for sale	(63,095)	(53,294)	(18,750)
Increase in federal funds sold	—	—	19
Net increase in loans	(76,902)	(103,282)	(74,494)
Proceeds from sale of equipment	7	—	—
Purchases of premises and
equipment	(1,793)	(1,382)	(7,632)

Net cash used in investing activities	(116,260)	(133,080)	(89,879)

Cash Flows from Financing Activities
Net increase in demand, interest-bearing demand and savings deposits	32,746	108,635	5,812
Net increase in time deposits	69,490	10,575	14,120
Increase (decrease) in securities sold under agreement to repurchase	(1,885)	1,059	(937)
Net increase (decrease) in short-term borrowings	12,002	24,964	(24,392)
Net increase (decrease) in long term borrowings	(4,215)	12,035	14,965
Increase in trust preferred capital notes	—	—	6,000
Proceeds from issuance of common stock	93	3,383	—
Repurchase of common stock	(25)	(360)	(346)

Net cash provided by financing activities	108,206	160,291	15,222

Increase (decrease) in cash and cash equivalents	(7,349)	24,438	(6,710)
Cash and Cash Equivalents
Beginning	30,532	6,094	12,804

Ending	$23,183	$30,532	$6,094

Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$12,553	$6,071	$3,891

Cash payments for income taxes	$3,830	$1,739	$2,905

Supplemental Disclosures of Noncash Investing Activities
Unrealized gain (loss) on securities available for sale	$(1,180)	$(145)	$(8)

See accompanying notes to consolidated financial statements.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements

Note 1.	Summary of Significant Accounting Policies

Nature of Operations — Access National Corporation is a bank holding company incorporated under the laws of the Commonwealth of Virginia. The holding company was formed on April 17, 2002. The Corporation owns all of the stock of its subsidiaries: Access National Bank, Access National Capital Trust I and Access National Capital Trust II. Access National Bank is an independent commercial bank chartered under federal laws as a national banking association. The Trust subsidiaries were formed for the purpose of issuing redeemable capital securities.

Access National Bank has four wholly-owned subsidiaries: Access National Mortgage Corporation (Mortgage Corporation), a mortgage banking company, Access Leasing, a leasing company, Access Real Estate, L.L.C., a real estate company and United First Mortgage, a mortgage banking company.

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Access National Corporation and its wholly-owned subsidiaries, Access National Bank, Access National Capital Trust I and Access National Capital Trust II. Prior to the adoption of FIN 46R the Corporation consolidated the trusts and the balance sheet included the guaranteed beneficial interest in the subordinated debentures of the trusts. At the adoption of FIN 46R the trusts were deconsolidated and the subordinated debentures of Access National Corporation owned by the subsidiary trusts were recorded. Application of FIN 46R to its investment in subsidiary trust did not have a material impact on the Corporation’s financial statements. All significant inter-company accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of Access National Corporation and subsidiaries (the “Corporation”) conform to accounting principles generally accepted in the United States of America and to predominant practices within the banking industry.

Securities — Debt securities that management has both the positive intent and ability to hold to maturity are classified as “held to maturity” and are recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Restricted stock, such as Federal Reserve Bank and FHLB stock, is carried at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. All securities were classified as available for sale at December 31, 2005 and 2004.

Loans — The Corporation grants commercial, real estate, and consumer loans to customers in the community in and around Northern Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The ability of the Corporation’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Corporation’s market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans and other loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale — All one to four unit residential loans originated and intended for sale in the secondary market do not qualify for hedging under SFAS No. 133 and are carried at the lower of aggregate cost or fair market value as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized in a valuation allowance by charges to income. Substantially all loans originated by Access National Mortgage Corporation are held for sale to outside investors. The Bank does not retain the servicing upon the sale of these loans.

Allowance for Loan Losses — The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents an amount that, in management’s judgment, will be adequate to absorb any losses on existing loans that may become uncollectible. Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans while taking into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions which may affect a borrower’s ability to repay, overall portfolio quality, and review of specific potential losses. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Derivative Financial Instruments — The Mortgage Corporation enters into commitments to fund residential mortgage loans with the intention of selling them in the secondary market. The company also

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

enters into forward sales agreements for certain funded loans and loan commitments. The company records unfunded commitments intended for loans held for sale and forward sales agreements at fair value with changes in fair value recorded as a component of other income. Loans originated and intended for sale in the secondary market are carried with residential loans at the lower of cost or estimated fair value in the aggregate.

For pipeline loans which are not pre-sold to an investor, the Mortgage Corporation manages the interest rate risk on rate lock commitments by entering into forward sale contracts of mortgage backed securities, whereby the Mortgage Corporation obtains the right to deliver securities to investors in the future at a specified price. Such contracts are accounted for as derivatives and are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in other income.

The Corporation has determined these derivative financial instruments do not meet the hedging criteria required by FASB 133 and has not designated these derivative financial instruments as hedges. Accordingly, changes in fair value are recognized currently in income.

Premises and Equipment — Premises and equipment are stated at cost less accumulated depreciation. Premises and equipment are depreciated over their estimated useful lives; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation is computed using the straight-line method over the estimated useful lives of 39 years for office buildings and 3 to 15 years for furniture, fixtures, and equipment. Costs of maintenance and repairs are expensed as incurred; improvements and betterments are capitalized. When items are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the determination of net income.

Income Taxes — Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Goodwill and Other Intangibles — The Corporation adopted Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, under SFAS 142, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful life.

Stock-Based Compensation Plans — The Corporation applies Accounting Principles Bulletin (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations to account for employee stock compensation plans, and accordingly, does not recognize compensation expense for stock options granted when the option price is greater than or equal to the underlying stock price on the date of grant. The Corporation presents the pro forma disclosures required by SFAS 123, Accounting for Stock Based Compensation:

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

	Year Ended December 31
	2005	2004	2003
	(In thousands, except for per share data)*

Net income, as reported	$5,897	$3,315	$3,816
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(285)	(209)	(179)

Pro forma net income	$5,612	$3,106	$3,637

Earnings per share:
Basic — as reported	$0.75	$0.44	$0.55

Basic — pro forma	$0.71	$0.41	$0.52

Diluted — as reported	$0.63	$0.36	$0.43

Diluted — pro forma	$0.60	$0.34	$0.41

*	Prior periods adjusted for stock split effective December 12, 2005

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Model with the following weighted-average assumptions:

	Year Ended December 31
	2005	2004	2003

Expected life	6.78 years	7 years	7 years
Risk-free interest rate	4.70%	3.52%	3.69%
Volatility	18.37%	19.50%	22.82%
Dividend yield	—	—	—

Effective January 1, 2006, the Corporation adopted the provisions of SFAS 123R which requires compensation expense to be recognized for share based payments.

Earnings Per Share — Basic earnings per share represents income available to common shareholders divided by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

During the year ended December 31, 2004, the Corporation realized a gain from the excess of the fair value of net assets acquired over the purchase price of United First Mortgage Inc. upon the acquisition of a subsidiary.

Cash and Cash Equivalents — For purposes of the statements of cash flows, cash and cash equivalents consists of cash and due from banks and interest-bearing deposits in other banks.

Advertising Costs — The Corporation follows the policy of charging the production costs of advertising to expense as incurred.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Shareholders’ Equity — In December 2005, the Corporation declared a 2 for 1 stock split. The authorized shares of common stock increased from 30,000,000 to 60,000,000 and par value per share decreased from $1.67 to $0.835.

Recent Accounting Pronouncements — In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity. Access National Corporation has determined that the provisions of FIN 46R required the de-consolidation of the subsidiary trusts which issued guaranteed preferred beneficial interests in subordinated debentures (Trust Preferred Securities). Prior to the adoption of FIN 46R the Corporation consolidated the trusts and the balance sheet included the guaranteed beneficial interest in the subordinated debentures of the trusts. At the adoption of FIN 46R, the trusts were de-consolidated and the junior subordinated debentures of Access National Corporation owned by the subsidiary trusts were recorded. Application of FIN 46R to its investment in subsidiary trusts did not materially impact the financial statements of the Corporation.

In December 2004, FASB enacted Statement of Financial Accounting Standards 123(R) revised 2004 (SFAS 123R), “Share-Based Payment” which replaces Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in our consolidated statements of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. The new standard may be adopted in one of three ways — the modified prospective transition method, a variation of the modified prospective transition method or the modified retrospective transition method. The Corporation disclosed pro forma compensation expense quarterly and annually by calculating the stock option grants’ fair value using the Black-Scholes model and disclosing the impact on net income and net income per share. The adoption of SFAS 123R is not expected to have a material impact on the Corporation’s financial statements.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, a Replacement of APB Opinion 20 and FASB Statement No. 3. SFAS 154 amends the existing guidance and applies to accounting for and reporting of a change in accounting principle. SFAS 154 also applies to changes required by accounting pronouncements when the pronouncement does not include explicit transition provisions. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Management does not believe the adoption of SFAS 154 will have a material impact on the financial condition or the results of operation of the Corporation.

FASB’s Emerging Issues Task Force (“EITF”), reached consensus on “The Meaning of Other-Than-Temporary and Its Application to Certain Investments” in EITF Issue No. 03-1. The guidance included in the EITF consensus largely consisted of expanded disclosures and the guidance was intended to be fully effective in 2003, except for loss-recognition guidance which had a delayed effective date into 2004. In 2004, the FASB has further delayed the loss recognition provisions of Issue No. 03-1. In June 2005, the FASB announced plans to supersede the EITF guidance with a revised standard in late 2005. Because of the inconclusive status of the guidance on the loss recognition aspects of Issue No. 03-1, the Corporation’s management is unable to determine at this time the potential impact of this matter on the consolidated financial statements.

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and does not apply to loans originated by the entity. SOP 03-3 prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. This new guidance had no material effect on the Corporation’s consolidated financial statements upon implementation.

Reclassifications — Certain reclassifications have been made to prior period amounts to conform to the current year presentation.

Note 2.	Securities

Amortized costs and fair values of the securities available for sale as of December 31, 2005 and 2004 are as follows:

	December 31, 2005
		Gross	Gross
		Unrealized	Unrealized
	Amortized Cost	Gains	(Losses)	Fair Value
	(In thousands)

U.S. Treasury Notes	$1,606	$—	$(4)	$1,602
U.S. Governmental Agencies	76,329	—	(1,069)	75,260
Mortgage Backed Securities	1,392	3	(2)	1,393
Tax Exempt Municipals	2,895	—	(55)	2,840
Taxable Municipals	1,500	—	(34)	1,466
Mutual Fund	1,500	—	(29)	1,471
Restricted Stock —
Federal Reserve Bank Stock	300	—	—	300
FHLB Stock	3,439	—	—	3,439

	$88,961	$3	$(1,193)	$87,771

	December 31, 2004
		Gross	Gross
		Unrealized	Unrealized
	Amortized Cost	Gains	(Losses)	Fair Value
	(In thousands)

U.S. Treasury Notes	$1,623	$15	$—	$1,638
U.S. Governmental Agencies	44,331	33	(103)	44,261
Mortgage Backed Securities	2,191	44	—	2,235
Restricted Stock —
Federal Reserve Bank Stock	300	—	—	300
FHLB Stock	2,944	—	—	2,944

	$51,389	$92	$(103)	$51,378

The amortized cost and fair value of securities available for sale as of December 31, 2005 by contractual maturities, are shown below. Maturities may differ from contractual maturities because the securities may be called or prepaid without any penalties.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

	Amortized	Fair
	Cost	Value
	(In thousands)

US Treasury & Agencies
Due in one year or less	$3,606	$3,570
Due after one through five years	71,831	70,846
Due after five through ten years	2,498	2,446
Municipals
Due after five through ten years	3,880	3,796
Due after ten through fifteen years	515	510
Mortgage Backed Securities:
Due after one through five years	1,392	1,393
Mutual Fund	1,500	1,471
Restricted Stock:
Federal Reserve Bank stock	300	300
FHLB stock	3,439	3,439

	$88,961	$87,771

For the years ended December 31, 2005 and 2004, there were no sales of securities available for sale.

The book value of securities pledged to secure securities sold under agreement to repurchase and for other purposes amounted to $41,439,000 at December 31, 2005 and $19,288,000 at December 31, 2004.

Investment securities available for sale that have an unrealized loss position at December 31, 2005 are detailed below:

	Securities in a Loss		Securities in a Loss
	Position for Less Than		Position for 12 Months
	12 Months		or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In thousands)

Investment securities available for sale:
U.S. Treasury Security	$1,602	$4	$—	$—	$1,602	$4
Mortgage Backed Security	485	2	—	—	485	2
U.S. Government Agencies	28,950	377	29,309	691	58,259	1,068
Municipals-Taxable	1,465	35	—	—	1,465	35
Municipals-Tax Exempt	2,840	55	—	—	2,840	55
CRA Mutual Fund	1,471	29	—	—	1,471	29

Total	$36,813	$502	$29,309	$691	$66,122	$1,193

Management does not believe that any individual unrealized loss as of December 31, 2005 represents other than temporary impairment. These unrealized losses are primarily attributable to changes in interest rates. The Corporation has the ability to hold these securities for a time necessary to recover the amortized cost or until maturity when full repayment would be received.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Note 3.	Loans

Net loans are summarized as follows:

	December 31
	2005	2004
	(In thousands)
Loans secured by real estate:
Construction and land development	$37,054	$33,073
Residential properties	156,185	113,432
Secured by commercial properties	137,423	96,939
Commercial loans	38,516	48,427
Consumer loans	555	723

Total loans	369,733	292,594
Less allowance for loan losses	5,215	4,019

Net loans	$364,518	$288,575

Note 4.	Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

	Year Ended December 31
	2005	2004	2003
	(In thousands)

Balance at beginning of year	$4,019	$2,565	$2,048
Provision charged to operating expense	1,196	1,462	526
Loan recoveries	—	—	2
Loan charge-offs	—	(8)	(11)

Balance at end of year	$5,215	$4,019	$2,565

Non-accrual loans amounted to $1,311,000 at December 31, 2005 and $2,158,000 at December 31, 2004. If interest had been accrued, such income would have been approximately $189,000 and $139,000 respectively. At December 31, 2005 and 2004 there were no impaired loans.

Note 5.	Premises and Equipment, net

Premises and equipment, net are summarized as follow:

	December 31
	2005	2004
	(In thousands)

Land	$2,549	$1,341
Premises	6,162	6,126
Leasehold improvements	386	381
Furniture & Equipment	2,182	2,211

	11,279	10,059
Less accumulated depreciation	1,629	1,237

	$9,650	$8,822

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Depreciation and amortization expense included in operating expenses for the years ended December 31, 2005, 2004 and 2003 was $697,000, $553,000 and $413,000 respectively.

Note 6.	Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $129,224,000 and $83,047,000 at December 31, 2005 and 2004, respectively.

At December 31, 2005, the scheduled maturities of time deposits were as follows:

Year	Amount
(In thousands)

2006	$129,294
2007	29,455
2008	14,496
2009	10,036
2010	3,344
Later years	2,876

$189,501

Brokered deposits totaled $58,773,000 and $53,997,000 at December 31, 2005 and 2004 respectively.

Note 7.	Borrowings

Short-term borrowings consist of the following at December 31, 2005 and 2004:

	December 31
	2005	2004
	(Dollars in thousands)

Securities sold under agreements to repurchase	$977	$2,862
Commercial paper arrangements	11,219	7,216
FHLB borrowings	36,000	27,000
Fed Funds Purchased	—	1

Total	$48,196	$37,079

Weighted interest rate	4.21%	2.27%
Average for the year ended December 31:
Outstanding	$52,820	$51,629
Interest rate	3.54%	1.56%
Maximum month-end outstanding	$87,519	$61,862

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings also include short-term advances from the Federal Home Loan Bank of Atlanta, which are secured by mortgage-related loans and U.S. Government Agencies securities. The carrying value of the loans pledged as collateral for FHLB advances total $199,000,000 at December 31, 2005. In addition, the Corporation engaged in commercial paper arrangements with investors payable on demand.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

At December 31, 2005, the Corporation’s fixed-rate long-term debt with the Federal Home Loan Bank totals $21,786,000 and matures through 2014. The interest rate on the fixed-rate notes payable ranges from 2.70% to 4.97%.

The contractual maturities of long-term debt at December 31, 2005 are as follows:

Amount
(In thousands)

Due in 2008	$7,500
Due in 2009	7,000
Due in 2010	3,036
Due in 2014	4,250

Total Due	$21,786

The Company has remaining lines of credit available with Federal Home Loan Bank which totaled $84,466,000 at December 31, 2005.

During 2002, Access National Capital Trust I, a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable Capital Securities. On July 30, 2002, $4.1 million of trust preferred securities were issued. The securities have a LIBOR-indexed floating rate of interest. The interest rate as of December 31, 2005 was 8.179%. Interest is payable quarterly. The securities have a mandatory redemption date of July 30, 2032, and are subject to varying call provisions beginning July 30, 2007. The principal asset of the Trust is $4.1 million of the Corporation’s junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

During 2003, Access National Capital Trust II, a wholly-owned subsidiary of the Corporation was formed for the purpose of issuing redeemable Capital Securities. On September 29, 2003, $6.2 million of trust preferred securities were issued. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2005 was 7.350%. Interest is payable quarterly. The securities have a mandatory redemption date of September 29, 2034 and are subject to varying call provisions beginning January 7, 2009. The principal asset of the Trust is $6.2 million of the Corporation’s junior subordinated debt securities with the like maturities and like interest rates to the Capital securities.

The Trust Preferred Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier I capital after its inclusion. The portion of the Trust Preferred not considered as Tier I capital may be included in Tier II capital.

The obligations of the Corporation with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by the Corporation of the Trust’s obligations with respect to the Capital Securities.

Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Note 8.	Income Taxes

Net deferred tax assets consisted of the following components as of December 31, 2005 and 2004:

	December 31
	2005	2004
	(In thousands)

Deferred tax assets:
Allowance for loan losses	$1,344	$938
Accrual to cash basis adjustment	28	56
Securities available for sale	405	4
Deferred fees	408	322
Other	588	218

	2,773	1,538

Deferred tax liability:
Depreciation	216	249
Securities available for sale	—	—

	216	249

Net deferred tax assets included in other assets	$2,557	$1,289

The provision for income taxes charged to operations for the years ended December 31, 2005, 2004 and 2003 consisted of the following:

	Year Ended December 31
	2005	2004	2003
	(In thousands)

Current tax expense	$4,213	$2,327	$2,184
Deferred tax (benefit)	(908)	(538)	(55)

	$3,305	$1,789	$2,129

The income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pretax income for the years ended December 31, 2005, 2004 and 2003 as follows:

	Year Ended December 31
	2005	2004	2003
	(In thousands)

Computed “expected” tax expense	$3,078	$1,565	$2,021
Increase (decrease) in income taxes resulting from:
State income taxes	150	110	190
Other	77	(56)	(82)

	3,305	1,619	2,129
Increase due to tax resulting from gain on acquisition of subsidiary	—	170	—

	$3,305	$1,789	$2,129

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Note 9.	Commitments and Contingent Liabilities

The Corporation was committed under non-cancelable and month-to-month operating leases for its office locations. Rent expense associated with these operating leases for the years ended December 31, 2005, 2004 and 2003 totaled $776,000, $719,000 and $900,000.

The following is a schedule of future minimum lease payments required under operating leases that have initial or remaining lease terms in excess of one year.

Year	Amount
(In thousands)

2006	$450
2007	191
2008	146
2009	98
2010	51

$936

In the normal course of business, there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. The Corporation does not anticipate any material loss as a result of these transactions. See Note 11 for additional information.

As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. Those balances include usable vault cash and amounts on deposit with the Federal Reserve. At December 31, 2005 and 2004, the amount of daily average required balances were approximately $4,980,000 and $5,094,000 respectively.

Note 10.	Derivatives

During 2005 and 2004, the Mortgage Corporation entered into interest rate lock commitments, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. The Mortgage Corporation also has corresponding forward sales commitments related to these interest rate lock commitments, which are recorded at fair value with changes in fair value recorded in non-interest income. The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. The Mortgage Corporation determines the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close.

For derivative instruments not designated as hedging instruments, the derivative is recorded as a freestanding asset or liability with the change in value being recognized in current earnings during the period of change.

At December 31, 2005 and 2004 the Mortgage Corporation had derivative financial instruments with a notional value of $96,809,000 and $55,828,000 respectively. The fair value of these derivative instruments was $96,731,000 and $55,765,000 respectively.

Note 11.	Financial Instruments with Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Corporation upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral normally consists of real property, liquid assets or business assets. The Corporation had approximately $5,000,000 and $16,970,000 in outstanding commitments at December 31, 2005 and 2004, respectively.

The Corporation’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Corporation had approximately $71,995,000 and $45,278,000 in unfunded lines of credit whose contract amounts represent credit risk at December 31, 2005 and 2004, respectively.

The Mortgage Corporation had locked rate commitments to originate mortgage loans amounting to approximately $46,809,000 and $29,834,000 at December 31, 2005 and 2004 respectively. Loans held for sale totaled $45,019,000 and $36,245,000 at December 31, 2005 and 2004 respectively. The Mortgage Corporation had entered into commitments, on a best-effort basis to sell loans of approximately $17,624,000 at December 31, 2005 and $15,039,000 at December 31, 2004. The Mortgage Corporation had entered into forward loan sale commitments totaling $4,077,000 and $30,768,000 as of December 31, 2005 and 2004 respectively. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Mortgage Corporation does not expect any counterparty to fail to meet its obligations.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary. The Corporation had standby letters of credit outstanding in the amount of $3,847,000 and $2,525,000 at December 31, 2005 and 2004, respectively.

The Corporation has cash accounts in other commercial banks. The amount of deposit at these banks at December 31, 2005 and 2004 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $13,279,000 and $19,434,000 respectively.

Note 12.	Related Party Transactions

The Corporation has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal shareholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. These persons and firms were indebted to the Corporation for loans totaling $4,215,000 and $1,064,000 at December 31, 2005 and 2004, respectively. During 2005, total principal additions were $3,959,000 and total principal payments were $808,000. The aggregate amount of deposits at December 31, 2005 and 2004 from directors and officers was $6,556,000 and $3,855,000 respectively.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Stock Option Plan

The Corporation’s shareholders approved the Corporation’s 1999 Stock Option Plan at the 2000 Annual Meeting of Shareholders. The plan reserves 975,000 shares of Common Stock. The Stock Plan allows for incentive stock options to be granted with an exercise price equal to the fair market value at the date of grant. Option expiration dates range from three to seven years from the date of grant. All shares have been restated to reflect the 10 for 1 stock split declared in April 2001, the 3 for 1 stock split of June 1, 2003 and the 2 for 1 stock split of December 2005.

Changes in the stock options outstanding under the Stock Plan are summarized as follows:

	Year Ended December 31
	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	1,121,818	$2.85	1,104,136	$2.47	990,528	$2.21
Granted	182,458	9.52	137,414	7.35	120,148	4.67
Exercised	(13,854)	2.91	(51,500)	3.12	—	—
Forfeited	(13,014)	7.02	(68,232)	5.38	(6,540)	3.43

Outstanding at end of year	1,277,408	$3.76	1,121,818	$2.85	1,104,136	$2.47

Options exercisable at year-end	1,159,598	$3.59	777,174	$2.43	517,698	$1.67

Weighted average fair value per option granted during year		$3.44		$2.26		$1.66

Summary information pertaining to options outstanding at December 31, 2005 is as follows:

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
	Number	Contractual	Exercise	Number	Contractual	Exercise
Range of Exercise Price	Outstanding	Life (in yrs)	Price	Outstanding	Life (in yrs)	Price

$1.67 - 1.85	661,080	1.1	$1.68	628,074	1.1	$1.68
2.84 - 3.45	309,936	3.6	3.39	309,936	3.6	3.39
6.55 - 6.94	133,308	5.3	6.58	75,238	6.2	6.55
7.36 - 7.54	101,734	4.6	7.52	75,000	5.1	7.54
14.05	71,350	3.0	14.05	71,350	3.0	14.05

	1,277,408	2.5	$3.76	1,159,598	2.4	$3.59

Note 13.	Warrants

As of December 31, 2005, there were 1,018,000 warrants at an exercise price of $1.67 issued and outstanding. Of this amount, 150,540 warrants were held by the organizing shareholders of the Corporation and vested at the date of issuance. The remaining 867,460 warrants were held by the former shareholders of Access National Mortgage Corporation, pursuant to the merger agreement dated June 10, 1999. Under the merger agreement, the vesting of these warrants is subject to future financial performance of the mortgage business unit. Based upon performance through December 31, 2005, all of these warrants were vested and exercisable.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Note 14.	Capital Requirements

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation’s and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

At December 31, 2005 the Corporation and Bank exceeded the minimum required ratios for “well capitalized” as defined by the federal banking regulators. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the institution’s category.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

The Corporation’s and Bank’s actual capital amounts and ratios as of December 31, 2005 and 2004, in thousands, are also presented in the table:

					Minimum
					to be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirement		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands)

December 31, 2005:
Total Capital
(to Risk Weighted Assets)
Corporation	$46,806	12.05%	$31,070	8.00%	$38,838	10.00%
Bank	$45,238	11.63%	$31,110	8.00%	$38,887	10.00%
Tier 1 Capital
(to Risk-Weighted Assets)
Corporation	$41,951	10.80%	$15,535	4.00%	$23,303	6.00%
Bank	$40,371	10.38%	$15,555	4.00%	$23,332	6.00%
Tier 1 Capital
(to Average Assets)
Corporation	$41,951	7.60%	$22,092	4.00%	$27,615	5.00%
Bank	$40,371	7.32%	$22,070	4.00%	$27,587	5.00%
December 31, 2004:
Total Capital
(to Risk Weighted Assets)
Corporation	$39,935	12.71%	$25,143	8.00%	$31,429	10.00%
Bank	$35,084	11.17%	$25,120	8.00%	$31,401	10.00%
Tier 1 Capital
(to Risk-Weighted Assets)
Corporation	$34,505	10.98%	$12,572	4.00%	$18,857	6.00%
Bank	$31,156	9.92%	$12,560	4.00%	$18,841	6.00%
Tier 1 Capital
(to Average Assets)
Corporation	$34,505	8.83%	$15,629	4.00%	$19,537	5.00%
Bank	$31,156	7.99%	$15,603	4.00%	$19,504	5.00%

Note 15.	Dividend Restrictions

Federal regulations limit the amount of dividends that the Corporation can pay without obtaining prior approval and additionally require that the Corporation maintain a ratio of total capital to assets, as defined by regulatory authorities.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Note 16.	Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock has no effect on income available to common shareholders. All shares and per share amounts have been restated to reflect a 2 for 1 stock split declared in December 2005 and a 3 for 1 stock split declared in June 2003.

	Year Ended December 31
	2005			2004			2003
	Net		Per Share	Net		Per Share	Net		Per Share
	Income	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount
	(In thousands, Except Per Share Data)

Earnings per share
Basic, before extra-ordinary income	$5,897	7,867	$0.75	$2,985	7,510	$0.40	$3,816	6,987	$0.55
Basic	$5,897		$0.75	$3,315		$0.44	$3,816		$0.55

Effect of dilutive securities:
Stock options and warrants		1,556			1,646			1,835
Diluted, before extra-ordinary income			$0.63			$0.33			$0.43
Diluted			$0.63			$0.36			$0.43

Diluted earnings per share	$5,897	9,423	$0.63	$3,315	9,156	$0.36	$3,816	8,822	$0.43

Note 17.	Employee Benefits

The Corporation maintains a Defined Contribution 401(k) Profit Sharing Plan, which authorizes a maximum voluntary salary deferral of up to IRS limitations. All full-time employees are eligible to participate after 6 months of employment. The Corporation reserves the right for an annual discretionary contribution to the account of each eligible employee based in part on the Corporation’s profitability for a given year, and on each participant’s yearly earnings. Approximately $495,000, $187,000, and $81,000 were charged to expense under the Plan for 2005, 2004, and 2003 respectively.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Note 18.	Other Expenses

The Corporation had the following other expenses for the years ended December 31, 2005, 2004, and 2003:

	Year Ended December 31
	2005	2004	2003
	(In thousands)

Advertising and promotional expense	$3,969	$2,048	$3,859
Investor fees	864	595	979
Other settlement fees	295	718	709
Management fees	1,957	1,824	2,542
Provision for branch expenses	680	327	—
Other	5,612	5,026	4,783

	$13,377	$10,538	$12,872

Note 19.	Fair Value of Financial Instruments and Interest Rate Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities, fair values are based on quoted market prices or dealer quotes.

Loans Held for Sale

Fair values are based on quoted market prices of similar loans sold on the secondary market.

Loan Receivables

For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits and Borrowings

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of all other deposits and borrowings is determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2005 and 2004, the majority of off-balance-sheet items is variable rate instruments or converts to variable rate instruments if drawn upon. Therefore, the fair value of these items is largely based on fees, which are nominal and immaterial.

	December 31
	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In thousands)

Financial assets:
Cash and short-term investments	$23,183	$23,183	$30,532	$30,532
Securities	87,771	87,771	51,378	51,378
Loans held for sale	45,019	45,019	36,245	36,245
Loans, net of allowance	364,518	365,911	288,575	284,600
Accrued interest receivable	3,068	3,068	2,214	2,214
Financial liabilities:
Deposits	$419,629	$418,249	$317,393	$316,749
Short-term borrowings	48,196	48,196	37,079	37,061
Long-term borrowings	21,786	21,410	27,000	25,982
Subordinated debentures	10,311	10,311	10,311	10,311
Accrued interest payable	1	1	83	83

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation’s overall interest rate risk.

Note 20.	Segment Reporting

Access National Corporation has two reportable segments: traditional commercial banking and a mortgage banking business. Revenues from commercial banking operations consist primarily of interest earned on loans and investment securities and fees from deposit services. Mortgage banking operating revenues consist principally of interest earned on mortgage loans held for sale, gains on sales of loans in the secondary mortgage market and loan origination fee income.

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

The commercial bank segment provides the mortgage segment with the short term funds needed to originate mortgage loans through a warehouse line of credit and charges the mortgage banking segment interest based on a premium over their cost to borrow funds. These transactions are eliminated in the consolidation process.

The following table presents segment information for the years ended December 31, 2005, 2004 and 2003:

	Commercial			Consolidated
2005	Banking	Mortgage	Elimination	Totals
	(In thousands)

Revenues:
Interest income	$27,708	$3,085	$(3,000)	$27,793
Gain on sale of loans	—	24,198	(103)	24,095
Other	2,701	6,065	(1,394)	7,372

Total operating income	$30,409	$33,348	$(4,497)	$59,260

Expenses:
Interest expense	$12,762	$2,760	$(3,000)	$12,522
Salaries and employee benefits	5,798	14,739	—	20,537
Other	5,971	12,525	(1,497)	16,999

Total operating expenses	$24,531	$30,024	$(4,497)	$50,058

Income before income taxes	$5,878	$3,324	$—	$9,202

Total assets	$523,910	$48,883	$(35,743)	$537,050

Capital Expenditures	$1,672	$121	$—	$1,793

	Commercial			Consolidated
2004	Banking	Mortgage	Elimination	Totals
	(In thousands)

Revenues:
Interest income	$17,402	$2,195	$(1,372)	$18,225
Gain on sale of loans	—	20,208	(193)	20,015
Other	2,094	4,986	(1,143)	5,937

Total operating income	$19,496	$27,389	$(2,708)	$44,177

Expenses:
Interest expense	$6,854	$1,049	$(1,372)	$6,531
Salaries and employee benefits	3,993	14,634	—	18,627
Other	5,579	10,172	(1,336)	14,415

Total operating expenses	$16,426	$25,855	$(2,708)	$39,573

Income before income taxes	$3,070	$1,534	$—	$4,604

Total assets	$407,597	$61,252	$(48,751)	$420,098

Capital Expenditures	$890	$492	$—	$1,382

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

	Commercial	Mortgage		Consolidated
2003	Banking	Banking	Elimination	Totals
	(In thousands)

Revenues:
Interest income	$12,396	$3,788	$(2,142)	$14,042
Gain on sale of loans	—	27,818	—	27,818
Other	840	5,107	—	5,947

Total operating income	$13,236	$36,713	$(2,142)	$47,807

Expenses:
Interest expense	$4,812	$2,234	$(2,142)	$4,904
Salaries and employee benefits	3,128	18,270	—	21,398
Other	2,915	12,645	—	15,560

Total operating expenses	$10,855	$33,149	$(2,142)	$41,862

Income before income taxes	$2,381	$3,564	$—	$5,945

Total assets	$268,131	$32,611	$(43,352)	$257,390

Capital Expenditures	$7,446	$186	$—	$7,632

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Note 21.	Parent Only Statements

ACCESS NATIONAL CORPORATION
(Parent Corporation Only)

Balance Sheets

	December 31
	2005	2004
	(In thousands)

ASSETS
Cash	$10	$9
Other investments	1,825	3,713
Investment in subsidiaries	39,605	31,150
Other assets	590	1,641

Total assets	$42,030	$36,513

LIABILITIES
Subordinated debentures	$10,311	$10,311
Other liabilities	534	204

	10,845	10,515

SHAREHOLDERS’ EQUITY
Common stock	6,644	6,608
Capital surplus	9,099	9,067
Retained earnings	16,227	10,330
Accumulated other comprehensive income	(785)	(7)

Total shareholders’ equity	31,185	25,998

Total liabilities and shareholders’ equity	$42,030	$36,513

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

ACCESS NATIONAL CORPORATION
(Parent Corporation Only)

Statements of Income

	Year Ended December 31
	2005	2004	2003
	(In thousands)

Income
Dividends from subsidiaries	$1,014	$795	$—
Interest	91	88	54
Management fees from subsidiaries	—	—	422
Other	84	80	—

	1,189	963	476
Expenses
Interest expense on subordinated debentures	706	514	294
Other expenses	845	421	197

Total expenses	1,551	935	491
Income (loss) before income taxes and undistributed income of subsidiaries	(362)	28	(15)
Income tax (benefit)	(525)	(289)	(6)

Income (loss) before undistributed income of subsidiaries	163	317	(9)
Undistributed income of subsidiaries	5,734	2,998	3,825

Net income	$5,897	$3,315	$3,816

ACCESS NATIONAL CORPORATION

Notes to Consolidated Financial Statements — (Continued)

ACCESS NATIONAL CORPORATION
(Parent Corporation Only)

Statements of Cash Flows

	Year Ended December 31
	2005	2004	2003
	(In thousands)

Cash Flows from Operating Activities
Net income	$5,897	$3,315	$3,816
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Undistributed income of subsidiaries	(5,734)	(2,998)	(3,825)
(Increase) decrease in other assets	1,142	(730)	(569)
Increase (decrease) in other liabilities	241	(410)	76

Net cash provided by (used in) operating activities	1,546	(823)	(502)

Cash Flows from Investing Activities
Increase in investment in subsidiaries	(3,500)	—	(3,209)
(Increase) decrease in other investments	1,888	(2,191)	(6,101)

Net cash (used in) investing activities	(1,612)	(2,191)	(9,310)

Cash Flows from Financing Activities
Repurchase of common stock	(25)	(360)	(346)
Net proceeds from issuance of common stock	92	3,383	—
Proceeds from subordinated debentures	—	—	6,186

Net cash provided by financing activities	67	3,023	5,840

Increase (decrease) in cash and cash equivalents	1	9	(3,972)
Cash and Cash Equivalents
Beginning	9	—	3,972

Ending	$10	$9	$—

2,135,000 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods
Scott & Stringfellow, Inc.

          , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all fees and expenses, other than underwriting discounts and commissions, payable in connection with the issuance and distribution of the securities being registered. Access National Corporation (the “Company”) will pay all of these amounts. All amounts, except the SEC registration fee and the NASD filing fee, are estimates.

SEC registration fee	$2,570
NASD filing fee	2,900
Marketing expenses	125,000
Accounting fees and expenses	62,500
Legal fees and expenses	85,000
Printing fees and expenses	25,000
Transfer agent fees and expenses	2,500
Blue sky fees and expenses	2,500
Miscellaneous	2,030
Total	$310,000

Item 14.	Indemnification of Directors and Officers

Article VI of the Articles of Incorporation of the Company limits the liability of the Company’s directors and officers to the Company and its shareholders to the full extent permitted by the Virginia Stock Corporation Act as now and hereafter in effect. The Company’s Articles of Incorporation provide that the Company’s directors and officers will not be monetarily liable to the Company or its shareholders, if such limitation is permissible under the Virginia Stock Corporation Act.

The Virginia Stock Corporation Act places a limitation on the liability of a director or officer in derivative or shareholder proceedings equal to the lesser of (i) the amount specified in the corporation’s articles of incorporation or a shareholder-approved bylaw; or (ii) the greater of (a) $100,000 or (b) 12 months of cash compensation received by the director or officer. This limitation does not apply in the event the director or officer has engaged in willful misconduct or a knowing violation of a criminal law or a federal or state securities law.

Consequently, the effect of the Company’s Articles of Incorporation, together with the Virginia Stock Corporation Act, is to eliminate liability of directors and officers for monetary damages in derivative or shareholder proceedings so long as the required standard of conduct is met.

Article VI of the Company’s Articles of Incorporation also mandates indemnification of its directors and officers to the fullest extent permitted by the Virginia Stock Corporation Act. The Virginia Stock Corporation Act also permits a corporation to indemnify its directors and officers against liability incurred in all proceedings, including derivative proceedings, arising out of their service to the corporation or to other corporations or enterprises that the officer or director was serving at the request of the corporation, except in the case of willful misconduct or a knowing violation of a criminal law. The Company is required to indemnify its directors and officers in all such proceedings if they have not violated this standard.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, the Company has sold and issued the following unregistered securities:

•	On September 30, 2003, Access National Capital Trust II, a Delaware business trust and a wholly-owned subsidiary of Access National Corporation, issued $6.0 million of Floating Rate Capital Securities in a private placement transaction with an accredited investor (in reliance upon Section 4(2) of the Securities Act of 1933, as amended) and $186,000 of Floating Rate Common Securities to Access National Corporation. Proceeds from the issuance of both the Floating Rate Capital Securities and the Floating Rate Common Securities were immediately used by Access National Capital Trust II to purchase $6.186 million of Floating Rate Junior Subordinated Deferrable Interest Debentures maturing on December 31, 2033 from Access National Corporation. Access National Corporation paid commissions of $144,000 in connection with the sale of the Floating Rate Capital Securities.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The Exhibit Index filed herewith is incorporated herein by reference.

(b)	Financial Statement Schedules

All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either included in the financial statements set forth in the prospectus, are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on July 17, 2006.

Access National Corporation

By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael W. Clarke Michael W. Clarke	President, Chief Executive Officer, and Director (Principal Executive Officer)	July 17, 2006

/s/ Charles Wimer Charles Wimer	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	July 17, 2006

/s/ Robert C. Shoemaker Robert C. Shoemaker	Executive Vice President, Chief Credit Officer, and Director	July 17, 2006

/s/ Jacques Rebibo* Jacques Rebibo	Chairman of the Board	July 17, 2006

/s/ J. Randolph Babbitt* J. Randolph Babbitt	Director	July 17, 2006

/s/ John W. Edgemond* John W. Edgemond	Director	July 17, 2006

/s/ James L. Jadlos* James L. Jadlos	Director	July 17, 2006

/s/ Thomas M. Kody* Thomas M. Kody	Director	July 17, 2006

*By: /s/ Michael W. Clarke Michael W. Clarke, Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number		Description of Exhibit

1		Form of Underwriting Agreement
3.1		Amended and Restated Articles of Incorporation of Access National Corporation (incorporated by reference to Exhibit 3.1 to Form 8-K filed July 18, 2006)
3.2		Bylaws of Access National Corporation (incorporated by reference to Exhibit 3.2 to Form 8-K dated August 1, 2005)
4		Form of Common Stock Certificate (incorporated by reference to Exhibit 4.0 to Form 10-KSB filed March 31, 2003)
5		Opinion of Troutman Sanders LLP regarding Common Stock
10.1		Employment Letter Agreement between Access National Bank and Michael W. Clarke (incorporated by reference to Exhibit 10.1 to Form 10-K filed March 31, 2005)
10.2		Employment Letter Agreement between Access National Bank and Robert C. Shoemaker (incorporated by reference to Exhibit 10.2 to Form 10-K filed March 31, 2005)
10.3		Employment Letter Agreement between Access National Bank and Charles Wimer (incorporated by reference to Exhibit 10.3 to Form 10-KSB filed March 31, 2003)
10.4		Employment Agreement between Access National Mortgage Corporation and Dean Hackemer (incorporated by reference to Exhibit 10.4 to Form 10-K filed March 31, 2005)
10.5		Schedule of Non-Employee Directors’ Annual Compensation (incorporated by reference to Exhibit 10.5 to Form 10-K filed March 31, 2006)
10.6		Base Salaries for Named Executive Officers (incorporated by reference to Exhibit 10.6 to Form 10-K filed March 31, 2006)
10.7		Access National Bank 1999 Stock Option Plan (incorporated by reference to Exhibit 99 to Form S-8 filed April 27, 2004)
10.8		Lease Agreement between Access National Bank and William and Blanca Spencer (incorporated by reference to Exhibit 10.6 to Form 10-KSB filed March 31, 2003)
10.9		Lease Agreement between Access National Mortgage Corporation and WJG, LLC (incorporated by reference to Exhibit 10.7 to Form 10-KSB filed March 31, 2003)
21	*	Subsidiaries of Access National Corporation
23.1		Consent of BDO Seidman, LLP
23.2		Consent of Yount, Hyde & Barbour, P. C.
23.3		Consent of Troutman Sanders LLP (included in Exhibit 5 hereto)
24	*	Powers of Attorney (were included under “Signatures” in registration statement filed on June 9, 2006)

*	Previously filed.